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As filed with the Securities and Exchange Commission on April 7, 2005

Registration No. 333-122821

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

COGENT COMMUNICATIONS GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	4813 (Primary Standard Industrial Classification Number)	52-2337274 (IRS Employer Identification No.)
1015 31st Street N.W. Washington, D.C. 20007 Tel: (202) 295-4200 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Dave Schaeffer
Chief Executive Officer
Cogent Communications Group, Inc.
1015 31st Street N.W.
Washington, D.C. 20007
Tel: (202) 295-4200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David M. McPherson, Esq. Latham & Watkins LLP 555 Eleventh Street, N.W. Washington, D.C. 20004 (202) 637-2200	James J. Junewicz, Esq. Mayer, Brown, Rowe & Maw LLP 190 South LaSalle St., 3900 Chicago, IL 60603 (312) 701-7032

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated April 7, 2005

PROSPECTUS

                    Shares

Common Stock

We are offering                         shares of our common stock to the public.

Our common stock is traded on the American Stock Exchange under the symbol "COI." The last reported sale price of our common stock on April 6, 2005 was $10.84 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

	Per Share	Total
Public offering price	$	$
Underwriting discounts
Proceeds to us (before expenses)

We have granted the underwriters a 30-day option to purchase up to an additional                 shares from us on the same terms and conditions as set forth above if the underwriters sell more than                 of common stock in this offering.

Neither the Securities and Exchange Commission nor any state or foreign securities commission or regulatory authority has approved or disapproved of these securities, or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                         , 2005.

LEHMAN BROTHERS	THOMAS WEISEL PARTNERS LLC
CIBC WORLD MARKETS	FRIEDMAN BILLINGS RAMSEY

                         , 2005

cogent
COMMUNICATIONS
Optical Internet
Network Map
Cogent Backbone (80 Gbps in U.S.; 40 Gbps in Europe)
Diverse Wavelength
Network Access PoP Connection to Backbone
Cogent IP Point of Presence
Cogent Data Center
Seattle
Sacramento
San Francisco
Santa Clara
Los Angeles
San Diego
Denver
Kansas City
Dallas
Houston
Milwaukee
Chicago
Detroit
Columbus
Pittsburgh
Toronto
New York
Boston
Philadelphia
Washington
Atlanta
Orlando
Tampa
Miami
London
Amsterdam
Hamburg
Berlin
Düsseldorf
Frankfurt
Paris
Strasbourg
Munich
Vienna
Geneva
Lyon
Bordeaux
Nice
Barcelona
Madrid
Lisbon

        You should rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to provide you with different or additional information. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful to do so. The information contained in this prospectus is accurate only as of its date, regardless of the date of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and financial statements and related notes included in this prospectus. All references to "we," "us," "our" or "Cogent" refer to Cogent Communications Group, Inc. and its consolidated subsidiaries.

Overview

        We are a leading facilities-based provider of low-cost, high-speed Internet access and Internet Protocol communications services. Our network is specifically designed and optimized to transmit data using IP. IP networks are significantly less expensive to operate and are able to achieve higher performance levels than the traditional circuit-switched networks used by our competitors, thus giving us clear cost and performance advantages in our industry. According to third party data, we are among the top ten facilities-based Internet service providers in the world. We deliver our services to small and medium-sized businesses, communications service providers and other bandwidth-intensive organizations through over 9,000 customer connections in North America and Europe.

        Our network is comprised of in-building riser facilities, metropolitan optical fiber networks, metropolitan traffic aggregation points and inter-city transport facilities. Our network serves 80 metropolitan markets in North America and Europe and encompasses:

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  over 800 multi-tenant office buildings strategically located in commercial business districts;

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  over 220 carrier-neutral Internet aggregation facilities, data centers and single-tenant buildings;

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  over 160 intra-city networks consisting of over 8,600 fiber miles;

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  an inter-city network of more than 22,000 fiber route miles; and

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  three leased high-capacity circuits providing a transatlantic link between the North American and European portions of our network.

        We have created our network by purchasing optical fiber from carriers with large amounts of unused fiber and directly connecting Internet routers to the existing optical fiber national backbone. We have expanded our network through key acquisitions of financially distressed companies or their assets at a significant discount to their original cost. Due to our network design and acquisition strategy, we believe we are positioned to grow our revenue and increase profitability with minimal incremental capital expenditures.

        Our primary on-net service is Internet access at a speed of 100 Megabits per second, much faster than typical Internet access currently offered to businesses. We offer this on-net service exclusively through our own facilities, which run all the way to our customers' premises. Because of our integrated network architecture, we are not dependent on local telephone companies to serve our on-net customers. This allows us to earn much higher gross profit margins on our on-net business. Our typical customers in multi-tenant office buildings are law firms, financial services firms, advertising and marketing firms and other professional services businesses. We also provide on-net Internet access at a speed of one Gigabit per second and greater to certain bandwidth-intensive users such as universities, other ISPs and commercial content providers. For the year ended December 31, 2004, our on-net customers generated 63.4% of our total net service revenue.

        In addition to providing our on-net services, we also provide Internet connectivity to customers that are not located in buildings directly connected to our network. We serve these off-net customers using other carriers' facilities to provide the "last mile" portion of the link from our customers'

premises to our network. Customers of our off-net services are primarily small and medium-sized businesses. During the year ended December 31, 2004, our off-net customers generated 25.9% of our total net service revenue.

        We also operate 30 data centers comprising over 330,000 square feet throughout North America and Europe that allow customers to colocate their equipment and access our network, and from which we provide managed modem service.

        Our net service revenue has grown from $3.0 million for the year ended December 31, 2001 to $91.3 million for the year ended December 31, 2004. We have grown our gross profit from negative $17.0 million for the year ended December 31, 2001 to $27.8 million for the year ended December 31, 2004. Our gross profit margin has expanded from 21% for the year ended December 31, 2003 to 30% for the same period in 2004. We determine gross profit by subtracting cost of network operations from our net service revenue (exclusive of amortization of deferred compensation). However, since we initiated operations in 2000, we have generated increasing operating losses, had negative cash flows and as of December 31, 2004 had an accumulated deficit of $143.7 million. No single customer accounts for greater than 1% of our net service revenues.

Competitive Advantages

        We believe we address many of the IP data communications needs of small and medium-sized businesses, communications service providers and other bandwidth-intensive organizations by offering them high-quality Internet service at attractive prices.

        Low Cost of Operation.    Our network operating expenses are significantly lower than most of our competitors whose networks are not designed specifically to carry IP traffic. Our low cost of operation gives us greater pricing flexibility and an advantage in a competitive environment characterized by falling Internet access prices.

        Independent Network.    Our on-net service does not rely on infrastructure controlled by local incumbent telephone companies. This gives us more control over our service, quality and pricing and allows us to provision services more quickly and efficiently.

        High Quality, Reliable Service.    Our network is designed with dedicated intra-city bandwith for each customer. This design increases the speed and throughput of our network and reduces the number of data packets dropped during transmission. During 2004, our network averaged 99.99% customer connection availability.

        Low Capital Cost to Grow Our Business.    We have incurred relatively minimal indebtedness in growing our business because of our network design of using Internet routers without additional legacy equipment and our strategy of acquiring optical fiber from the excess capacity in existing networks. Our network was designed to handle traffic transmitted at the full capacity of ports connecting it to customers. Those ports are currently handling traffic at 2% of their aggregate capacity. Consequently, we believe that our network can accommodate substantial traffic growth without having to incur substantial capital expenditures.

        Experienced Management Team.    The members of our senior management team have an average of 19 years of experience in the telecommunications industry. They have designed and built our network, led the integration of our 13 acquisitions and guided us through the recent telecommunications industry downturn.

Our Strategy

        We intend to become the leading provider of high-quality Internet access and IP communications services and to increase our profitability and cash flow. The principal elements of our strategy include:

        Focus on Providing Low-Cost, High-Speed Internet Access and IP Connectivity.    We intend to further load our high-capacity network to respond to the growing demand for high-speed Internet service generated by bandwith-intensive applications, such as streaming media, online gaming, IP telephony, remote data storage, distributed computing and virtual private networks.

        Pursuing On-Net Customer Growth.    We intend to increase usage of our network and operational infrastructure by adding customers in our existing on-net buildings and by adding buildings to our network, particularly in Europe.

        Selectively Pursuing Acquisition Opportunities.    In addition to adding customers through our sales and marketing efforts, we will continue to seek out acquisition opportunities that increase our customer base, allowing us to take advantage of the unused capacity of our network and add revenues with minimal incremental costs. We may also make additional acquisitions to add network assets at attractive prices.

  Recent Developments and Estimated Results of Operations

        For the year ended December 31, 2004, our net service revenue increased by 54% to $91.3 million and our adjusted EBITDA deficit increased by 7% to $(15.2) million, compared to $59.4 million and $(14.2) million, respectively, for the year ended December 31, 2003.

        We estimate that our net service revenue for the three months ending March 31, 2005 will be between $32 million and $35 million and that our adjusted EBITDA will be between $0.1 million and $1.2 million compared to net service revenue of $20.9 million and an adjusted EBITDA deficit of $(4.4) million during the three months ending March 31, 2004. We estimate that our net service revenue for the year ending December 31, 2005 will be between $140 million and $150 million and that our adjusted EBITDA will be between $7 million and $18 million compared to net service revenue of $91.3 million and an adjusted EBITDA deficit of $(15.2) million for the year ended December 31, 2004.

        EBITDA represents net (loss) income before income taxes, net interest expense, depreciation and amortization. Management believes the most directly comparable measure to EBITDA, as adjusted, calculated in accordance with GAAP is cash flows (used in) provided by operating activities.

        EBITDA, as adjusted, represents EBITDA as set forth above, less gains on debt and lease restructurings. We have excluded these gains on debt restructurings because they relate to our capital structure and these transactions did not have an effect on our cash flows. We believe EBITDA, as adjusted, is a useful measure of our ability to service debt, fund capital expenditures, expand our business and make bonus determinations for our employees. EBITDA, as adjusted, is an integral part of the internal reporting and planning system used by management as a supplement to GAAP financial information. We also believe that EBITDA is a frequently used measure by securities analysts, investors, and other interested parties in their evaluation of issuers.

        EBITDA is not a recognized term under generally accepted accounting principles in the United States, or GAAP, and accordingly, should not be viewed in isolation or as a substitute for the analysis of results as reported under GAAP, but rather as a supplemental measure to GAAP. For example, EBITDA is not intended to reflect our free cash flow, as it does not consider certain current or future cash requirements, such as capital expenditures, contractual commitments, changes in working capital needs, interest expenses and debt service requirements. Our calculations of EBITDA and EBITDA, as adjusted, may also differ from the calculation of EBITDA and EBITDA, as adjusted, by our competitors and other companies and as such, its utility as a comparative measure is limited.

        Our EBITDA and EBITDA, as adjusted, are calculated in the table below. Estimates for EBITDA and EBITDA, as adjusted, for 2005 are based on the midpoints of our estimated ranges described above.

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2004	2005
			Unaudited

			(Estimated)		(Estimated)
			(in thousands)
Net service revenue	$59,422	$91,286	$145,000	$20,945	$33,500

EBITDA:
Cash flows (used in) provided by operating activities	$(27,357)	$(26,425)	$100	$(11,582)	$(3,650)
Changes in working capital	(1,886)	606	2,000	4,461	300
Cash interest expense, net	15,078	9,825	10,400	2,000	4,000
Gains—debt and lease restructurings, net	240,234	6,124	—	750	—

EBITDA—including gains on debt and lease restructurings	$226,069	$(9,870)	$12,500	$(4,371)	$650

Gains—debt and lease restructurings	(240,234)	(5,292)	—	—	—

EBITDA—as adjusted	$(14,165)	$(15,162)	$12,500	$(4,371)	$650

        The estimates set forth above were prepared by our management and rely upon a number of assumptions, estimates, expectations and business decisions that are inherently subject to changing economic conditions and competitive uncertainties and contingencies, many of which are beyond our control. You should understand that important factors, including those discussed elsewhere in this prospectus, could cause our actual results to differ from our estimates and those differences may be material. Our estimated results assume, among other things, that the trends reflected in our results of operations for the last several periods will continue, that we will realize planned cost savings related to our recent acquisitions, and that there will be no material adverse changes affecting our business or our industry. In addition, our estimates for future periods do not account for the effect of additional acquisitions that we may make in the future, the impact of which could cause our estimates to differ materially from actual results. We do not intend to update or otherwise revise the estimates to reflect future events, unless otherwise required to do so by applicable securities regulations.

        The estimates set forth above constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Important factors that could cause our actual results to differ materially from our estimates are discussed in detail in "Risk Factors," and most notably include: failure to achieve expected increases in sales and customer growth; failure to achieve planned cost savings; greater than expected customer churn rates; greater than expected competition, which could result in greater than anticipated market price declines; and higher than expected bad debt expense. For more information relating to these estimates, see "Forward-Looking Statements" and "Risk Factors—Information contained herein regarding our projected results for the quarter ending March 31, 2005 and the year ending December 31, 2005 is based on our estimates and it may prove inaccurate."

The Equity Conversion and Reverse Stock Split

        In February 2005, the holders of our preferred stock elected to convert all of their shares of preferred stock into shares of our common stock, which we refer to as the equity conversion. As a result, we no longer have any shares of preferred stock outstanding. Additionally, in March 2005, we implemented a 1-for-20 reverse stock split, pursuant to which the 648 million shares of our common stock outstanding after the equity conversion were converted into 32.4 million shares of our common stock. We refer to this as the reverse stock split. All historical share and per share information has been restated to reflect the reverse stock split.

Industry Data

        Information contained in this prospectus about our position in our industry is based on market studies published by several independent third parties. These studies indicate that we are ranked among the top ten Internet service providers in the world based on network capacity, IP address control and peering arrangements, ranked sixth in U.S. collocation facility connections and ranked 11th worldwide in autonomous system connections. While we believe that this data is reliable, we have not independently verified the industry data provided by these third party sources.

Company Information

        We were incorporated in Delaware in August 1999. In February 2002, in connection with our merger with Allied Riser Communications Corporation, shares of our common stock started public trading on the American Stock Exchange and we became subject to, and commenced reporting under, the Securities Exchange Act of 1934. Our principal executive offices are located at 1015 31st Street N.W., Washington, D.C. 20007. Our telephone number is (202) 295-4200 and our web site address is www.cogentco.com. The information contained, referenced or incorporated in our web site is not a part of this prospectus.

The Offering

Common stock offered by us	shares
Common stock to be outstanding after this offering	shares
Use of proceeds
We intend to use the proceeds that we receive from this offering to repay our $17.0 million of indebtedness to Cisco, to repay our $10.0 million of subordinated indebtedness to Columbia Ventures Corporation, to fund the expansion of our sales and marketing efforts, to connect additional buildings to our network and for general corporate purposes, which may include potential acquisitions. See "Use of Proceeds."
American Stock Exchange symbol	"COI"

        The number of shares of our common stock that will be outstanding after this offering reflects our equity conversion and reverse stock split, is based on our shares outstanding as of December 31, 2004 and includes:

  •
  827,487 shares of our common stock outstanding;

  •
  31,569,550 shares of our common stock issued as a result of the equity conversion; and

  •
                           shares of our common stock to be issued in this offering.

        The number of shares of our common stock that will be outstanding after this offering excludes:

  •
  5,189 shares of our common stock issuable upon exercise of outstanding common stock warrants;

  •
  1,066 shares of our common stock issuable upon conversion of our 7 1/2% Convertible Subordinated Notes Due 2007;

  •
  1,061,383 shares of our common stock issuable upon the exercise of outstanding stock options issued by us under our stock-based employee compensation plans; and

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  314,733 additional shares of our common stock reserved for future grants under our stock-based employee compensation plans.

        Unless we specifically state otherwise, all information in this prospectus reflects the equity conversion and reverse stock split and assumes the underwriters do not exercise their option to purchase up to                        additional shares.

        Amounts expressed in Euros have been converted into equivalent U.S. Dollar amounts based on an exchange rate of $1.30 U.S. Dollars for one Euro.

Risk Factors

        You should carefully read and consider the information set forth in "Risk Factors" and all other information set forth in this prospectus before investing in our common stock.

Summary Consolidated Financial and Other Data

        The following summary historical financial information should be read in conjunction with "Selected Consolidated Financial and Other Data," "Unaudited Condensed Pro Forma Financial Statement," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and other related notes included elsewhere in this prospectus. The period-to-period comparability of our historical results is materially affected by our acquisitions. These acquisitions and their effect on our business are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions."

	Year Ended December 31,
	2001	2002	2003	2004
	(in thousands, except operating data)
Statement of Operations Data:
Net service revenue	$3,018	$51,913	$59,422	$91,286
Operating expenses:
Network operations	19,990	49,091	47,017	63,466
Amortization of deferred compensation—cost of network operations	307	233	1,307	858
Selling, general, and administrative	27,322	33,495	26,570	40,382
Amortization of deferred compensation—selling, general, and administrative	2,958	3,098	17,368	11,404
Terminated public offering costs	—	—	—	779
Restructuring charge	—	—	—	1,821
Gain on settlement of vendor litigation	—	(5,721)	—	—
Depreciation and amortization	13,535	33,990	48,387	56,645

Total operating expenses	64,112	114,186	140,649	175,355

Operating loss	(61,094)	(62,273)	(81,227)	(84,069)
Gains on debt and lease obligation restructurings	—	—	240,234	5,292
Settlement of noteholder litigation	—	(3,468)	—	—
Interest income (expense) and other, net	(5,819)	(34,545)	(18,264)	(10,883)

(Loss) income before extraordinary item	(66,913)	(100,286)	140,743	(89,660)
Extraordinary gain—Allied Riser merger	—	8,443	—	—

Net (loss) income	(66,913)	(91,843)	140,743	(89,660)
Beneficial conversion of preferred stock	(24,168)	—	(52,000)	(43,986)

Net (loss) income applicable to common stock	$(91,081)	$(91,843)	$88,743	$(133,646)

Other Financial Data:
Capital expenditures	$118,020	$75,214	$24,016	$10,135
Net cash used in operating activities	(46,786)	(41,567)	(27,357)	(26,425)
Net cash used in investing activities	(131,652)	(19,786)	(25,316)	(2,701)
Net cash provided by financing activities	161,862	51,694	20,562	34,486

	As of and for the Year Ended December 31,
	2001	2002	2003	2004
Operating Data:
Percent of revenue on-net	59.7%	31.9%	55.5%	63.4%
Percent of revenue off-net	40.3%	40.7%	26.4%	25.9%
Percent of revenue non-core	—	27.4%	18.1%	10.7%
On-net customer connections	189	881	1,649	2,838
On-net buildings	127	511	813	989
	December 31, 2004
	Actual	As Adjusted(1)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents and short-term investments ($355, restricted)	$14,353	$66,903
Working capital (deficit)	(13,245)	39,305
Property and equipment, net	337,275	337,275
Total assets	378,586	431,136
Capital lease obligations	103,375	103,375
Long term notes payable (net of discount of $5,026)	23,007	5,165
Convertible preferred stock	139,825	—
Stockholders' equity	212,490	282,882

(1)
The as adjusted balance sheet data presented above gives effect to the equity conversion, the proceeds from our subordinated note, the completion of this offering and the application of proceeds as set forth in "Use of Proceeds" as if each had occurred as of December 31, 2004.

RISK FACTORS

        Investing in our common stock involves risk. You should carefully consider the following risks as well as the other information contained in this prospectus, including our financial statements and the related notes, before investing in our common stock. The occurrence of any of the risks identified below could have a material adverse effect on our business, results of operations and financial condition and could cause sharp declines in the price of our common stock.

Risks Related to Our Business

If our operations do not produce positive cash flow to pay for our growth or meet our operating and financing obligations, and we are unable to otherwise raise additional capital to meet these needs, our ability to implement our business plan will be materially and adversely affected.

        Until we can generate positive cash flow from our operations, we will continue to rely on our cash reserves and, potentially, additional equity and debt financings to meet our cash needs. Our future capital requirements likely will increase if we acquire or invest in additional businesses, assets, services or technologies. We may also face unforeseen capital requirements for new technology required to remain competitive, for unforeseen maintenance of our network and facilities, and for other unanticipated expenses associated with running our business. We cannot assure you that we will have access to necessary capital, nor can we assure you that any such financing will be available on terms that are acceptable to us or our stockholders. If additional funds are raised by issuing equity securities, substantial dilution to existing stockholders may result. If we do not add customers, we may be required to raise additional funds through the issuance of debt or equity.

We need to retain existing customers and continue to add new customers in order to become profitable and cash-flow positive.

        In order to become profitable and cash flow positive, we need to both retain existing customers and continue to add a large number of new customers. The precise number of additional customers required to become profitable and cash flow positive is dependent on a number of factors, including the turnover of existing customers and the revenue mix among customers. We may not succeed in adding customers if our sales and marketing plan is unsuccessful. In addition, many of our target customers are existing businesses that are already purchasing Internet access services from one or more providers, often under a contractual commitment, and it has been our experience that such target customers are often reluctant to switch providers due to costs associated with switching providers.

We have historically incurred operating losses and these losses may continue for the foreseeable future.

        Since we initiated operations in 2000, we have generated increasing operating losses and these losses may continue for the foreseeable future. In 2002, we had an operating loss of $62.3 million, in 2003 we had an operating loss of $81.2 million and in 2004 we had an operating loss of $84.1 million. As of December 31, 2004, we had an accumulated deficit of $143.7 million. Continued losses may prevent us from pursuing our strategies for growth or may require us to seek unplanned additional capital and could cause us to be unable to meet our debt service obligations, capital expenditure requirements or working capital needs.

We are experiencing rapid growth of our business and operations and we may not be able to efficiently manage our growth.

        We have rapidly grown our company through acquisitions of companies, assets and customers as well as implementation of our own network expansion and sales efforts. Our expansion places significant strains on our management, operational and financial infrastructure. Our ability to manage our growth will be particularly dependent upon our ability to:

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  develop and retain an effective sales force and qualified personnel;

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  maintain the quality of our operations and our service offerings;

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  enhance our system of internal controls to ensure timely and accurate compliance with our regulatory reporting requirements; and

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  expand our accounting and operational information systems in order to support our growth.

        We may have to make significant capital expenditures to address these issues, which could negatively impact our financial position. If we fail to implement these measures, our ability to manage our growth will be impaired.

We may experience difficulties in implementing our business plan in Europe and may incur related unexpected costs.

        During the first quarter of 2004, we completed our acquisitions of Firstmark, the parent holding company of LambdaNet Communications France SAS, or LambdaNet France, and LambdaNet Communications Espana SA, or LambdaNet Spain, and have obtained the rights to certain dark fiber and other network assets that were once part of Carrier 1 International S.A. in Germany. Prior to these transactions, we had only minimal European operations. If we are not successful in developing our market presence in Europe, our operating results could be adversely affected.

        LambdaNet France and LambdaNet Spain operated a combined telecommunications network and shared operations systems with a formerly affiliated entity, LambdaNet Germany. We did not acquire LambdaNet Germany and we are currently settling claims for amounts due to and from LambdaNet France and LambdaNet Spain. If we are unable to settle such claims or we experience unforeseen obligations in connection with the separation, we could be subject to additional expenses.

We may experience delays and additional costs in expanding our on-net buildings in Europe.

        With part of the proceeds from this offering, we plan to add approximately 100 carrier-neutral facilities and other on-net buildings to our network in Europe. We may be unsuccessful at identifying appropriate buildings or negotiating favorable terms for acquiring access to such buildings, and consequently, may experience difficulty in adding customers to our European network and fully using the network's capacity.

We may not successfully make or integrate acquisitions or enter into strategic alliances.

        As part of our growth strategy, we intend to pursue selected acquisitions and strategic alliances. We have already completed 13 acquisitions, including ten in the last two years. We compete with other companies for acquisition opportunities and we cannot assure you that we will be able to effect future acquisitions or strategic alliances on commercially reasonable terms or at all. Even if we enter into these transactions, we may experience:

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  delays in realizing the benefits we anticipate or we may not realize the benefits we anticipate;

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  difficulties or higher-than-anticipated costs associated with integrating any acquired companies, products or services into our existing business;

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  attrition of key personnel from acquired businesses;

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  unexpected costs or charges; or

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  unforeseen operating difficulties that require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations.

        In the past, our acquisitions have often included assets, service offerings and financial obligations that are not compatible with our core business strategy. We have expended management attention and other resources to the divestiture of assets, modification of products and systems as well as restructuring financial obligations of acquired operations. In most acquisitions, we have been successful in renegotiating long-term agreements that we have acquired relating to long distance and local transport of data and IP traffic. If we are unable to satisfactorily renegotiate such agreements in the future or with respect to future acquisitions, we may be exposed to large claims for payment for services and facilities we do not need.

        Consummating these transactions could also result in the incurrence of additional debt and related interest expense, as well as unforeseen contingent liabilities, all of which could have a material adverse effect on our business, financial condition and results of operations. Because we have purchased financially distressed companies or their assets, and may continue to do so in the future, we have not had, and may not have, the opportunity to perform extensive due diligence or obtain contractual protections and indemnifications that are customarily provided in corporate acquisitions. As a result, we may face unexpected contingent liabilities arising from these acquisitions. We may also issue additional equity in connection with these transactions, which would dilute our existing shareholders.

        Revenues generated by the customer contracts that we have acquired have accounted for a substantial portion of our historical growth in net service revenue. However, following an acquisition, we have generally experienced a decline in revenue attributable to acquired customers as these customers' contracts have expired and they have entered into standard Cogent customer contracts at generally lower rates or have chosen not to renew service with us. We anticipate that we will experience similar declines with respect to customers we have acquired or will acquire.

We depend upon our key employees and may be unable to attract or retain sufficient qualified personnel.

        Our future performance depends upon the continued contribution of our executive management team and other key employees, in particular, our Chairman and Chief Executive Officer, Dave Schaeffer. As founder of our company, Mr. Schaeffer's knowledge of our business combined with his engineering background and industry experience make him particularly well-suited to lead our company.

Our European operations expose us to economic, regulatory and other risks.

        The nature of our European business involves a number of risks, including:

  •
  fluctuations in currency exchange rates;

  •
  exposure to additional regulatory requirements, including import restrictions and controls, exchange controls, tariffs and other trade barriers;

  •
  difficulties in staffing and managing our foreign operations;

  •
  changes in political and economic conditions; and

  •
  exposure to additional and potentially adverse tax regimes.

        As we continue to expand our European business, our success will depend, in part, on our ability to anticipate and effectively manage these and other risks. Our failure to manage these risks and grow our European operations may have a material adverse effect on our business and results of operations.

Fluctuations in foreign exchange rates may adversely affect our financial position and results of operations.

        Our European operations expose us to currency fluctuations and exchange rate risk. For example, while we record revenues and financial results from our European operations in euros, these results are reflected in our consolidated financial statements in U.S. dollars. Therefore, our reported results are exposed to fluctuations in the exchange rates between the U.S. dollar and the euro. In particular, we fund the euro-based operating expenses and associated cash flow requirements of our European operations, including IRU obligations, in U.S. dollars. Accordingly, in the event that the euro strengthens versus the dollar to a greater extent than we anticipate, the expenses and cash flow requirements associated with our European operations may be significantly higher in U.S.-dollar terms than planned.

Our business could suffer delays and problems due to the actions of network providers on whom we are partially dependent.

        Our off-net customers are connected to our network by means of communications lines that are provided as services by local telephone companies and others. We may experience problems with the installation, maintenance and pricing of these lines and other communications links, which could adversely affect our results of operations and our plans to add additional customers to our network using such services. We have historically experienced installation and maintenance delays when the network provider is devoting resources to other services, such as traditional telephony. We have also experienced pricing problems when a lack of alternatives allows a provider to charge high prices for services in an area. We attempt to reduce this problem by using many different providers so that we have alternatives for linking a customer to our network. Competition among the providers tends to improve installation, maintenance and pricing.

If the information systems that we depend on to support our customers, network operations, sales and billing do not perform as expected, our operations and our financial results may be adversely affected.

        We rely on complex information systems to operate our network and support our other business functions. Our ability to track sales leads, close sales opportunities, provision services and bill our customers for those services depends upon the effective integration of our various information systems. If our systems, individually or collectively, fail or do not perform as expected, our ability to process and provision orders, to make timely payments to vendors and to ensure that we collect revenue owed to us would be adversely affected. Migration of acquired operations onto our information systems is an ongoing process that we have been able to manage with minimal negative impact on our operations or customers. However, due to the greater variance between non-U.S. information systems and our primary systems, the integration of our new European operations could increase the likelihood that these systems do not perform as desired. Such failures or delays could result in increased capital expenditures, customer and vendor dissatisfaction, loss of business or the inability to add new customers or additional services, all of which would adversely affect our business and results of operations.

Our business could suffer from an interruption of service from our fiber providers.

        Our inter-city and intra-city dark fiber is maintained by the carriers from whom it has been obtained. While we have not experienced material problems with interruption of service in the past, if these carriers fail to maintain the fiber or disrupt our fiber connections for other reasons, such as business disputes with us or governmental takings, our ability to provide service in the affected markets or parts of markets would be impaired. We may incur significant delays and costs in restoring service to our customers, and we may lose customers if delays are substantial.

Our business depends on license agreements with building owners and managers, which we could fail to obtain or maintain.

        Our business depends upon our in-building networks. Our in-building networks depend on access agreements with building owners or managers allowing us to install our in-building networks and provide our services in the buildings. These agreements typically have terms of five to ten years. Any deterioration in our existing relationships with building owners or managers could harm our marketing efforts and could substantially reduce our potential customer base. We expect to enter into additional access agreements as part of our growth plan. Current federal and state regulations do not require building owners to make space available to us or to do so on terms that are reasonable or nondiscriminatory. While the FCC has adopted regulations that prohibit common carriers under its jurisdiction from entering into exclusive arrangements with owners of multi-tenant commercial office buildings, these regulations do not require building owners to offer us access to their buildings. Building owners or managers may decide not to permit us to install our networks in their buildings or may elect not to renew or amend our access agreements. The initial term of most of our access agreements will conclude in the next several years. Most of these agreements have one or more automatic renewal periods and others may be renewed at the option of the landlord. While no single building access agreement is material to our success, the failure to obtain or maintain certain of these agreements would reduce our revenue, and we might not recover our costs of procuring building access and installing our in-building networks.

We may not be able to obtain or construct additional building laterals to connect new buildings to our network.

        In order to connect a new building to our network we need to obtain or construct a lateral from our metropolitan network to the building. We may not be able to obtain fiber in an existing lateral at an attractive price from a provider and may not be able to construct our own lateral due to the cost of construction or municipal regulatory restrictions. Failure to obtain fiber in an existing lateral or to construct a new lateral could keep us from adding new buildings to our network and from increasing our revenues.

Impairment of our intellectual property rights and our alleged infringement on other companies' intellectual property rights could harm our business.

        We are aware of several other companies in our and other industries that use the word "Cogent" in their corporate names. One company has informed us that it believes our use of the name "Cogent" infringes on their intellectual property rights in that name. If such a challenge is successful, we could be required to change our name and lose the goodwill associated with the Cogent name in our markets.

The sector in which we operate is highly competitive, and we may not be able to compete effectively.

        We face significant competition from incumbent carriers, Internet service providers and facilities-based network operators. Relative to us, many of these providers have significantly greater financial resources, more well-established brand names, larger customer bases, and more diverse strategic plans and service offerings.

        Intense competition from these traditional and new communications companies has led to declining prices and margins for many communications services, and we expect this trend to continue as competition intensifies in the future. Decreasing prices for high-speed Internet services have somewhat diminished the competitive advantage that we have enjoyed as a result of our service pricing.

Our quarterly operating results are subject to substantial fluctuations and you should not rely on them as an indication of our future results.

        In the past our quarterly operating results have fluctuated dramatically based largely on one-time events, such as acquisitions, gains from debt restructurings, other initiatives and the erosion of non-core revenues. Some of these fluctuations were predictable, but some were unforeseen. During the eight quarters ended December 31, 2004, our net service revenues, operating loss and net income (loss) varied significantly as illustrated in the following table.

	Three Months Ended
Operating Measure	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Net service revenue	$14,233	$15,519	$15,148	$14,522	$20,945	$20,387	$21,736	$28,218
Operating loss	$(14,880)	$(16,568)	$(15,901)	$(33,878)	$(21,939)	$(19,218)	$(20,160)	$(22,752)
Net income (loss)	$1,914	$(22,796)	$196,462	$(34,837)	$(24,170)	$(22,225)	$(23,041)	$(20,224)

        The factors that have caused, and that may in the future cause, such quarterly variances are numerous and may work in combination to cause such variances. These factors include:

  •
  demand for our services;

  •
  the impact of acquisitions, including the ability to achieve planned cost reductions;

  •
  our ability to meet the demand for our services;

  •
  changes in pricing policies by us and our competitors;

  •
  increased competition;

  •
  network outages or failures;

  •
  delays, reductions or interruptions from suppliers; and

  •
  changes in the North American or European economy.

        Many of these factors are beyond our control. Accordingly, our quarterly operating results may vary significantly in the future and period-to-period comparisons of our results of operations may not be meaningful and should not be relied upon as indicators of our full year performance or future performance. Our share price may be subject to greater volatility due to these fluctuations in our operating results.

Information contained herein regarding our projected results for the quarter ending March 31, 2005 and the year ending December 31, 2005 is based on our estimates and it may prove inaccurate.

        The financial information for the quarter ending March 31, 2005 and the year ending December 31, 2005 set forth in "Summary—Recent Developments and Estimated Results of Operations" is based upon our assumptions and estimates. While we believe these assumptions and estimates to be reasonable, they are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. You should understand that important factors, including those discussed elsewhere in this prospectus, could cause our actual results to differ from our expectations and those differences may be material. No independent expert participated in the preparation of the estimates. The estimates should not be regarded as a representation by us as to our results of operations during such periods as there can be no assurance that any of the estimates will be realized. In light of the foregoing, we caution you not to place undue reliance on the estimates. The estimates constitute forward-looking statements. See "Forward-Looking Statements."

Our connections to the Internet require us to establish and maintain relationships with other providers, which we may not be able to maintain.

        The Internet is composed of various public and private network providers who operate their own networks and interconnect them at public and private interconnection points. Our network is one such network. In order to obtain Internet connectivity for our network, we must establish and maintain relationships with other providers and incur the necessary capital costs to locate our equipment and connect our network at these various interconnection points.

        By entering into what are known as settlement-free peering arrangements, providers agree to exchange traffic between their respective networks without charging each other. Our ability to avoid the higher costs of acquiring dedicated network capacity and to maintain high network performance is dependent upon our ability to establish and maintain peering relationships. We cannot assure you that we will be able to continue to establish and maintain those relationships. The terms and conditions of our peering relationships may also be subject to adverse changes, which we may not be able to control. If we are not able to maintain or increase our peering relationships in all of our markets on favorable terms, we may not be able to provide our customers with high performance or affordable services, which could have a material adverse effect on our business. We have in the past encountered some disputes with certain of our providers regarding our peering arrangements, but we have consistently been able to route our traffic through alternative peering arrangements, resolve such disputes or terminate such peering arrangements, none of which have had the effect of adversely impacting our business.

        We make some of these connections pursuant to agreements that make data transmission capacity available to us at negotiated rates. In some instances these agreements have minimum and maximum volume commitments. If we fail to meet the minimum, or exceed the maximum, volume commitments, our rates and costs may rise.

Network failure or delays and errors in transmissions expose us to potential liability.

        Our network uses a collection of communications equipment, software, operating protocols and proprietary applications for the high-speed transportation of large quantities of data among multiple locations. Given the complexity of our network, it is possible that data will be lost or distorted. Delays in data delivery may cause significant losses to one or more customers using our network. Our network may also contain undetected design faults and software bugs that, despite our testing, may not be discovered in time to prevent harm to our network or to the data transmitted over it. The failure of any equipment or facility on the network could result in the interruption of customer service until we effect necessary repairs or install replacement equipment. Network failures, delays and errors could also result from natural disasters, power losses, security breaches, computer viruses, denial of service attacks and other natural or man-made events. Our off-net services are dependent on the network of other providers or on local telephone companies. Network failures, faults or errors could cause delays or service interruptions, expose us to customer liability or require expensive modifications that could have a material adverse effect on our business.

As an Internet access provider, we may incur liability for information disseminated through our network.

        The law relating to the liability of Internet access providers and on-line services companies for information carried on or disseminated through their networks is unsettled. As the law in this area develops and as we expand our international operations, the potential imposition of liability upon us for information carried on and disseminated through our network could require us to implement measures to reduce our exposure to such liability, which may require the expenditure of substantial resources or the discontinuation of certain products or service offerings. Any costs that are incurred as a result of such measures or the imposition of liability could harm our business.

Legislation and government regulation could adversely affect us.

        As an enhanced service provider, we are not subject to substantial regulation by the FCC or the state public utilities commissions in the United States. Internet service is also subject to minimal regulation in Europe and in Canada. If we decide to offer traditional voice services or otherwise expand our service offerings to include services that would cause us to be deemed a common carrier, we will become subject to additional regulation. Additionally, if we offer voice service using IP (voice over IP) or offer certain other types of data services using IP we may become subject to additional regulation. This regulation could impact our business because of the costs and time required to obtain necessary authorizations, the additional taxes than we may become subject to or may have to collect from our customers, and the additional administrative costs of providing voice services, and other costs. All of these could inhibit our ability to remain a low cost carrier.

        Much of the law related to the liability of Internet service providers remains unsettled. For example, many jurisdictions have adopted laws related to unsolicited commercial email or "spam" in the last several years. Other legal issues, such as the sharing of copyrighted information, transborder data flow, universal service, and liability for software viruses could become subjects of additional legislation and legal development. We cannot predict the impact of these changes on us. Regulatory changes could have a material adverse effect on our business, financial condition or results of operations.

Recent terrorist activity throughout the world and military action to counter terrorism could adversely impact our business.

        The September 11, 2001 terrorist attacks in the United States and the continued threat of terrorist activity and other acts of war or hostility have had, and may continue to have, an adverse effect on business, financial and general economic conditions internationally. Effects from these events and any future terrorist activity, including cyber terrorism, may, in turn, increase our costs due to the need to provide enhanced security, which would adversely affect our business and results of operations. These circumstances may also damage or destroy the Internet infrastructure and may adversely affect our ability to attract and retain customers, our ability to raise capital and the operation and maintenance of our network access points. We are particularly vulnerable to acts of terrorism because our largest customer concentration is located in New York and we are headquartered in Washington, D.C., cities that have historically been primary targets for such terrorist attacks.

Risks Related to Our Common Stock and this Offering

We cannot assure you that an active trading market will develop for our stock.

        The portion of our common stock that is currently publicly traded on the American Stock Exchange represents less than 3.0% of our issued and outstanding capital stock on a fully diluted basis. Additionally, since shares of our common stock started trading on the American Stock Exchange in February 2002, trading volume in shares of our common stock has remained relatively low with an average daily volume since December 31, 2004 of approximately 5,000 shares on a post reverse split basis. While this offering will greatly increase the number of our shares of common stock that are publicly tradable, we cannot assure you that an active public market for our common stock will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all.

You will incur immediate and substantial dilution.

        The public offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock. Accordingly, if you purchase common stock in this offering, you will suffer immediate and substantial dilution of your investment. Based upon the issuance and sale of            million shares of common stock by us at an assumed offering price of $            per share, you will incur immediate dilution of approximately $            in the net tangible book value per share.

After the offering, our affiliates will continue to hold a sufficient number of shares of our common stock to control all matters requiring a stockholder vote and, as a result, could prevent or delay any strategic transaction.

        After the offering, our executive officers, certain entities affiliated with members of our board of directors, our existing greater-than-five-percent stockholders and their affiliates will in the aggregate beneficially own approximately            % of our common stock, which is sufficient to decide the outcome of all matters requiring a stockholder vote, including director elections, amendments to our certificate of incorporation and bylaws, mergers and other significant corporate transactions. The concentration of our stock ownership could have the effect of preventing or delaying a change of control, which in turn could negatively impact the market price of our common stock and prevent our stockholders from realizing a takeover premium over the market price for their shares of common stock.

Future sales of shares of our common stock by existing stockholders in the public market, or the possibility or perception of such future sales, could adversely affect the market price of our stock.

        The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for you to sell your shares of common stock at a time and at a price which you deem appropriate.

        As of December 31, 2004, there were 827,487 shares of our common stock outstanding. The            million shares of common stock sold in this offering (             million shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended, by persons other than our affiliates within the meaning of Rule 144 under the Securities Act.

        Following this offering, our executive officers, directors and persons who purchased our preferred shares, will own            million shares of our common stock, or             shares if the underwriters exercise their option to purchase additional shares in full. Each of these persons will be able to sell shares in the public market from time to time, subject to certain limitations on the timing, amount and method of those sales imposed by SEC regulations. These persons and the underwriters have agreed to a "lock-up" period, meaning that they may not sell any of their shares after the offering without the prior consent of Lehman Brothers Inc. for at least 180 days after the date of this prospectus, with ten percent of the shares being released from lock-up on such date and an additional percentage of shares being released each 90 days thereafter as follows, until all shares are released: 15 percent after 270 days, 20 percent after 360 days, 25 percent after 450 days and 30 percent after 540 days. These affiliates also have the right to cause us to register the sale of shares of common stock that they own and to include such shares in future registration statements relating to our securities. If these affiliates were to sell a large number of their shares, the market price of our stock could decline significantly. In addition, the perception in the public markets that sales by these affiliates might occur could also adversely affect the market price of our common stock.

        Although there is no present intention or arrangement to do so, all or any portion of the shares may be released from the restrictions in the lock-up agreements and those shares would then be available for resale in the market. Any release would be considered on a case-by-case basis.

Recently enacted and proposed changes in securities laws are likely to increase our costs.

        The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC, have required changes in some of our corporate governance and accounting practices. We expect these laws, rules and regulations to increase our legal and financial compliance costs and to make some activities more difficult, time consuming and costly. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur significantly higher costs to obtain coverage. These new laws, rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

        Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of our common stock at or above the public offering price.

Because we do not intend to pay dividends, stockholders will benefit from an investment in our common stock only if it appreciates in value.

        We currently intend to retain our future earnings, if any, to finance the further expansion and continued growth of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

We may apply the net proceeds of this offering to uses that do not improve our operating results or increase the value of your investment.

        Our board and management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess how the proceeds will be used. The net proceeds may be used for corporate purposes that do not improve our operating results or market value, and you will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Our reported financial results may be adversely affected by changes in U.S. GAAP.

        We prepare our financial statements in conformity with U.S. GAAP which is subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act relating to our operations that are based on current estimates, expectations and projections. Words such as "believes," "expects," "potential," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," and "anticipates" are used to identify many of these forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict and assumptions that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. The reasons for this include changes in general economic conditions or the factors described under "Risk Factors."

USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately $69.5 million, after deducting underwriting discounts and commissions and other estimated expenses of $5.5 million payable by us. We will use a portion of the net proceeds of this offering to repay all of our Cisco indebtedness, which was $17.0 million as of December 31, 2004. When the indebtedness under the Amended and Restated Cisco Note begins to accrue interest in 2006, interest accrues at the 90-day LIBOR rate plus 4.5% until maturity on February 1, 2008. We will use a portion of the net proceeds of this offering to repay all of our indebtedness to Columbia Ventures Corporation. On February 24, 2005, we issued a subordinated note in the principal amount of $10.0 million to Columbia Ventures Corporation. The note has an initial interest rate of 10% per annum and the interest rate increases by one percent on August 24, 2005, six months after the note was issued, and by a further one percent at the end of each successive six-month period up to a maximum of 17%. Interest on the note is payable on the note's maturity date of February 24, 2009. Columbia Ventures Corporation is owned by one of our directors, Kenneth D. Peterson, Jr., and is a holder of approximately 9.6% of our common stock.

        We intend to use the remaining $42.5 million of net proceeds that we receive from this offering to fund the expansion of our sales and marketing efforts, to connect additional buildings to our network, primarily in Europe, and for general corporate purposes, which may include potential acquisitions of complementary businesses.

COMMON STOCK PRICE RANGE

        Our common stock is currently traded on the American Stock Exchange under the symbol "COI." Prior to February 5, 2002, no established public trading market for our common stock existed.

        The table below shows, for the quarters indicated, the reported high and low trading prices of our common stock on the American Stock Exchange. In connection with our 1-for-20 reverse stock split that was effectuated on March 24, 2005, the trading prices presented below have been adjusted to give effect to the reverse stock split.

	Year Ended December 31,
	2002		2003		2004		2005(1)
	High	Low	High	Low	High	Low	High	Low
First Quarter	$110.00	$54.00	$18.80	$8.00	$54.80	$22.00	$25.40	$8.11
Second Quarter	64.00	24.00	64.60	6.80	43.80	5.40	12.50	10.67
Third Quarter	28.60	17.00	47.80	16.00	8.00	4.60
Fourth Quarter	28.00	5.20	39.60	19.00	40.00	5.60

(1)
Represents high and low through April 6, 2005.

        The last reported sale price of our common stock on the American Stock Exchange on April 6, 2005 was $10.84 per share.

DIVIDEND POLICY

        We have not paid any dividends on our common stock since our inception and do not anticipate paying any dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors deems relevant.

CAPITALIZATION

        The following table sets forth our consolidated capitalization as of December 31, 2004:

  •
  on an actual basis; and

  •
  on an as adjusted basis, to give effect to the equity conversion, the proceeds from our subordinated note and the application of the net proceeds of this offering as described in "Use of Proceeds" as if each had occurred on December 31, 2004.

        You should read this table in conjunction with our consolidated financial statements and the related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Use of Proceeds" and "Unaudited Condensed Pro Forma Financial Statement" included elsewhere in this prospectus.

	As of December 31, 2004
	Actual	As Adjusted(1)
	(in thousands)
		(unaudited)
Cash, cash equivalents and short-term investments (includes $355 restricted)	$14,353	$66,903

Debt (including current maturities):
Amended and Restated Cisco Note	$17,842	$—
Capital lease obligations	103,375	103,375
Convertible Subordinated Notes Due 2007 (net of discount of $5,026)	5,165	5,165

Total debt	126,382	108,540
Stockholders' equity:
Common stock, par value $0.001 per share; 75,000,000 shares authorized; 827,487 shares outstanding; shares authorized and outstanding as adjusted	1
Series F participating convertible preferred stock, par value $.001 per share; 11,000 shares authorized, issued and outstanding; no shares authorized, issued and outstanding as adjusted	10,904	—
Series G participating convertible preferred stock, par value $.001 per share; 41,030 shares authorized, 41,021 shares issued and outstanding; no shares authorized, issued and outstanding as adjusted	40,778	—
Series H participating convertible preferred stock, par value $.001 per share; 84,001 shares authorized; 45,821 shares issued and outstanding; no shares authorized, issued and outstanding as adjusted	44,309	—
Series I participating convertible preferred stock, par value $.001 per share; 3,000 shares authorized 2,575 shares issued and outstanding; no shares authorized, issued and outstanding as adjusted	2,545	—
Series J participating convertible preferred stock, par value $.001 per share; 3,891 shares authorized, issued and outstanding; no shares authorized, issued and outstanding as adjusted	19,421	—
Series K participating convertible preferred stock, par value $.001 per share; 2,600 shares authorized, issued and outstanding; no shares authorized, issued and outstanding as adjusted	2,588	—
Series L participating convertible preferred stock, par value $.001 per share; 185 shares authorized, issued and outstanding; no shares authorized, issued and outstanding as adjusted	927	—
Series M participating convertible preferred stock, par value $.001 per share; 3,701 shares authorized, issued and outstanding; no shares authorized, issued and outstanding as adjusted	18,353	—
Additional paid-in capital	236,692
Deferred compensation	(22,533)	(22,533)
Stock purchase warrants	764	764
Accumulated other comprehensive income	1,515	1,515
Treasury stock, 61,462 shares	(90)	(90)
Accumulated deficit	(143,684)	(142,842)

Total stockholders' equity	212,490	282,882

Total capitalization	$338,872	$391,422

(1)
Excludes:

•
options to acquire 6,075 shares of common stock at a weighted-average exercise price of $9.00 per share;

•
options to acquire 1,061,383 shares of our common stock at a weighted-average exercise price of $2.26 per share;

•
314,733 shares of our common stock available for issuance as restricted stock grants or as stock options;

•
5,189 shares of common stock issuable upon exercise of outstanding common stock warrants; and

•
and 1,066 shares of our common stock issuable upon conversion of our Convertible Subordinated Notes Due 2007.

DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering exceeds the net tangible book value per share of common stock after this offering. The net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets (total assets less intangible assets) and dividing the difference by the number of shares of our common stock outstanding at that date.

        Our pro forma net tangible book value as of December 31, 2004 was $209.4 million, or $6.46 per share. Our pro forma net tangible book value as of December 31, 2004 gives effect to the equity conversion. After giving effect to the receipt of approximately $69.5 million of estimated net proceeds from our sale of            million shares of common stock in this offering at an assumed offering price of $            per share, our pro forma as adjusted net tangible book value as of December 31, 2004 would have been approximately $         million, or $            per share. This represents an immediate increase in net tangible book value of $            per share to existing shareholders and an immediate dilution of $            per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this substantial and immediate per share dilution to new investors:

	Per Share
Assumed offering price per share		$
Pro forma net tangible book value before the offering	$6.46
Increase per share attributable to investors in the offering
Pro forma as adjusted net tangible book value after the offering

Dilution per share to new investors		$

        The following table gives effect to the equity conversion and the reverse stock split and summarizes on a pro forma as adjusted basis as of December 31, 2004:

  •
  the total number of shares of common stock purchased from us;

  •
  the total consideration paid to us; and

  •
  the average price per share paid by our stockholders prior to this offering and by those purchasing shares in this offering.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
			(in thousands)
Pre-offering stockholders	827,487		$199,207	53.8%		$240.74
Converting preferred stockholders	31,569,550		96,089	25.9%		3.04
Investors in the offering			75,000	20.3%

Total		100.0%	$370,296	100.0%	$

The tables and calculations above exclude:

  •
  options to acquire 6,075 shares of common stock at a weighted-average exercise price of $9.00 per share;

  •
  options to acquire 1,061,383 shares of our common stock at a weighted-average exercise price of $2.26 per share;

  •
  314,733 shares of our common stock available for issuance as restricted stock grants or as stock options;

  •
  5,189 shares of common stock issuable upon exercise of outstanding common stock warrants;

  •
  and 1,066 shares of our common stock issuable upon conversion of our Convertible Subordinated Notes Due 2007.

 UNAUDITED CONDENSED PRO FORMA BALANCE SHEET

        The following unaudited condensed pro forma balance sheet ("the pro forma balance sheet") and explanatory notes has been prepared to give effect to the following transactions: (1) the equity conversion, (2) the receipt of $10.0 million from our subordinated note issued in February 2005, (3) the receipt of estimated net proceeds of $69.5 million from our sale of common stock in this offering and (4) the repayment of $17.0 million of our indebtedness under the Amended and Restated Cisco Note and our $10.0 million subordinated note with a part of the proceeds from this offering. The pro forma balance sheet as of December 31, 2004, assumes that each of these transactions occurred on December 31, 2004.

        The following pro forma balance sheet has been prepared based upon our historical financial statements. The pro forma balance sheet should be read in conjunction with our historical consolidated financial statements as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004.

        The pro forma balance sheet is provided for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if these transactions had been consummated on the date indicated, nor is it necessarily indicative of any future operating results or financial position. Management believes that the pro forma adjustments are reasonable.

 Unaudited Condensed Pro Forma Balance Sheet
As of December 31, 2004
(dollars in thousands)

	Cogent Historical	Equity Conversion and Offering Adjustments		Cogent Pro Forma
Assets
Current assets:
Cash and cash equivalents	$13,844	$69,550	(a)	$66,394
		(17,000	)(b)
		10,000	(d)
		(10,000	)(e)
Short-term investments, $355 restricted	509			509
Accounts receivable, net of allowance for doubtful accounts of $3,229	13,564			13,564
Prepaid expenses and other current assets	4,224			4,224

Total current assets	32,141	52,550		84,691
Property and equipment, net	337,275			337,275
Asset held for sale	1,220			1,220
Intangible assets, net	3,125			3,125
Other assets ($1,370 restricted)	4,825			4,825

Total assets	$378,586	$52,550		$431,136

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$16,090			$16,090
Accrued liabilities	21,808			21,808
Current maturities of capital lease obligations	7,488			7,488

Total current liabilities	45,386			45,386
Long-term liabilities:
Capital lease obligations, net of current maturities	95,887			95,887
Amended and Restated Cisco Note	17,842	(17,842	)(b)	—
Subordinated Note	—	10,000	(d)	—
		(10,000	)(e)
Convertible notes, net of discount of $5,026	5,165			5,165
Other long term liabilities	1,816			1,816

Total liabilities	166,096	(17,842)		148,254

Stockholders' equity:
Convertible preferred stock, Series F	10,904	(10,904	)(c)	—
Convertible preferred stock, Series G	40,778	(40,778	)(c)	—
Convertible preferred stock, Series H	44,309	(44,309	)(c)	—
Convertible preferred stock, Series I	2,545	(2,545	)(c)	—
Convertible preferred stock, Series J	19,421	(19,421	)(c)	—
Convertible preferred stock, Series K	2,588	(2,588	)(c)	—
Convertible preferred stock, Series L	927	(927	)(c)	—
Convertible preferred stock, Series M	18,353	(18,353	)(c)	—
Common stock	1		(a)
		32	(c)
Additional paid-in capital	236,692		(a)
		139,793	(c)
Stock purchase warrants	764			764
Deferred compensation	(22,533)			(22,533)
Accumulated other comprehensive income	1,515			1,515
Treasury stock	(90)			(90)
Accumulated deficit	(143,684)	842	(b)	(142,842)

Total stockholders' equity	$212,490	70,392		282,882

Total liabilities and stockholders' equity	$378,586	52,550		431,136

 Notes to the Unaudited Condensed Pro Forma Balance Sheet

(a)    Represents the estimated net proceeds of $69.5 million from the sale of            million shares of our common stock for $            per share.

(b)    Represents the repayment of $17.0 million of our indebtedness to Cisco with a portion of the proceeds from this offering and the resulting gain of $0.8 million.

(c)    Represents the impact of the conversion of our Series F, Series G, Series H, Series I, Series J, Series K, Series L and Series M preferred stock into common stock.

(d)    Represents the proceeds of $10.0 million from our subordinated note, which we received in February 2005.

(e)    Represents the repayment of our $10.0 million subordinated note with a portion of the proceeds from this offering.

        Reflected below is the impact of the equity conversion and the offering, to the extent that the proceeds are used to retire debt, on our per share net loss for the year ended December 31, 2004.

Pro Forma Per-Share Information	Year ended December 31, 2004
Basic and diluted net loss applicable to common stock	$(175.03)
Basic and diluted weighted average common shares outstanding	763,540
Pro forma basic and diluted net loss per common share
Pro forma basic and diluted weighted average common shares outstanding

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table sets forth our selected historical consolidated financial data for the periods indicated. We derived the selected consolidated financial data presented below as of December 31, 2004 and for each of the five years then ended from our audited consolidated financial statements. We derived our consolidated statement of operations data presented below for the years ended December 31, 2004 and 2003, and our balance sheet data as of December 31, 2004, 2003 and 2002 from our consolidated financial statements. We derived our consolidated statement of operations data presented below for the years ended December 31, 2001 and 2000 and our balance sheet data as of December 31, 2001 and 2000 from our consolidated financial statements, which were audited by Arthur Andersen LLP, our independent auditor during those periods.

	Years Ended December, 31
	2000	2001	2002	2003	2004
	(dollars in thousands)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net service revenue	$—	$3,018	$51,913	$59,422	$91,286
Operating expenses:
Cost of network operations	3,040	19,990	49,091	47,017	63,466
Amortization of deferred compensation—cost of network operations	—	307	233	1,307	858
Selling, general, and administrative	10,845	27,322	33,495	26,570	40,382
Amortization of deferred compensation—SG&A	—	2,958	3,098	17,368	11,404
Gain on settlement of vendor litigation	—	—	(5,721)	—	—
Terminated public offering costs	—	—	—	—	779
Restructuring charge	—	—	—	—	1,821
Depreciation and amortization	338	13,535	33,990	48,387	56,645
Total operating expenses	14,223	64,112	114,186	140,649	175,355
Operating loss	(14,223)	(61,094)	(62,273)	(81,227)	(84,069)
Settlement of note holder litigation	—	—	(3,468)	—	—
Interest income (expense) and other, net	2,462	(5,819)	(34,545)	(18,264)	(10,883)
Gains—lease debt restructurings	—	—	—	—	5,292
Gain—Allied Riser note settlement	—	—	—	24,802	—
Gain—Cisco credit facility—troubled debt restructuring	—	—	—	215,432	—
(Loss) income before extraordinary gain	(11,761)	(66,913)	(100,286)	140,743	(89,660)
Extraordinary gain—Allied Riser merger	—	—	8,443	—	—
Net (loss) income	(11,761)	(66,913)	(91,843)	140,743	(89,660)
Beneficial conversion of preferred stock	—	(24,168)	—	(52,000)	(43,986)
Net (loss) income applicable to common stock	$(11,761)	$(91,081)	$(91,843)	$88,743	$(133,646)
Net (loss) income applicable to common stock—basic	$(170.16)	$(1,295.60)	$(564.45)	$11.18	$(175.03)
Net (loss) income applicable common stock—diluted	$(170.16)	$(1,295.60)	$(564.45)	$11.18	$(175.03)
Weighted-average common shares—basic	69,118	70,300	162,712	7,935,831	763,540
Weighted-average common shares—diluted	69,118	70,300	162,712	7,938,898	763,540
CONSOLIDATED BALANCE SHEET DATA (AT PERIOD END):
Cash and cash equivalents	$65,593	$49,017	$39,314	$7,875	$13,844
Total assets	187,740	319,769	407,677	344,440	378,586
Long-term debt (including current portion) (net of unamortized discount of $78,140 in 2002, $6,084 in 2003 and $5,026 in 2004)	77,936	202,740	347,930	83,702	126,382
Preferred stock	115,901	177,246	175,246	97,681	139,825
Stockholders' equity	104,248	110,214	32,626	244,754	212,490
OTHER OPERATING DATA:
Net cash used in operating activities	(16,370)	(46,786)	(41,567)	(27,357)	(26,425)
Net cash used in investing activities	(80,989)	(131,652)	(19,786)	(25,316)	(2,701)
Net cash provided by financing activities	162,952	161,862	51,694	20,562	34,486

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis together with "Selected Consolidated Financial and Other Data" and our consolidated financial statements and related notes included in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in "Risk Factors," as well as those discussed elsewhere. You should read "Risk Factors" and "Cautionary Notice Regarding Forward-Looking Statements."

General Overview

        We are a leading facilities-based provider of low-cost, high-speed Internet access and IP communications services. Our network is specifically designed and optimized to transmit data using IP. IP networks are significantly less expensive to operate and are able to achieve higher performance levels than the traditional circuit-switched networks used by our competitors, thus giving us clear cost and performance advantages in our industry. We deliver our services to small and medium-sized businesses, communications service providers and other bandwidth-intensive organizations through over 9,000 customer connections in North America and Europe. Our primary on-net service is Internet access at a speed of 100 Megabits per second, much faster than typical Internet access currently offered to businesses. We offer this on-net service exclusively through our own facilities, which run all the way to our customers' premises.

        Our network is comprised of in-building riser facilities, metropolitan optical fiber networks, metropolitan traffic aggregation points and inter-city transport facilities. The network is physically connected entirely through our facilities to over 990 buildings in which we provide our on-net services, including over 800 multi-tenant office buildings. We also provide on-net services in carrier-neutral colocation facilities, data centers and single-tenant office buildings. Because of our integrated network architecture, we are not dependent on local telephone companies to serve our on-net customers. We emphasize the sale of on-net services because sales of these services generate higher gross profit margins.

        In addition to providing our on-net services, we also provide Internet connectivity to customers that are not located in buildings directly connected to our network. We serve these off-net customers using other carriers' facilities to provide the last mile portion of the link from our customers' premises to our network.

        We believe our key opportunity is provided by our high-capacity network, which provides us with the ability to add a significant number of customers to our network with minimal incremental costs. Our greatest challenge is adding customers to our network in a way that maximizes its use and at the same time provides us with a customer mix that produces strong profit margins. We are responding to this challenge by increasing our sales and marketing efforts. In addition, we may add customers to our network through strategic acquisitions.

        We plan to expand our network to locations that can be economically integrated and represent significant concentrations of Internet traffic. We believe that the relative maturities of our North American and European operations will result in the majority of this expansion occurring in Europe. We may identify locations that we desire to serve with our on-net product but cannot be cost effectively added to our network. The key to developing a profitable business will be to carefully match the expense of extending our network to reach new customers with the revenue generated by those customers.

        We believe the two most important trends in our industry are the continued growth in Internet traffic and a corresponding decline in Internet access prices. As Internet traffic continues to grow and prices per unit of traffic continue to decline, we believe our ability to load our network and gain market share from less efficient network operators will expand. However, continued erosion in Internet access prices will likely have a negative impact on our results of operations.

        We have grown our net service revenue from $3.0 million for the year ended December 31, 2001 to $91.3 million for the year ended December 31, 2004. Net service revenue is determined by subtracting our allowances for sales credit adjustments and unfulfilled purchase obligations from our gross service revenue. We have generated our revenue growth through the strategic acquisitions of communications network assets and customers, primarily from financially distressed companies, the continued expansion of our network of on-net buildings and the increase in customers generated by our sales and marketing efforts.

        Our on-net service consists of high-speed Internet access and IP connectivity ranging from 0.5 Megabits per second to several Gigabits per second of bandwidth. We offer our on-net services to customers located in buildings that are physically connected to our network. Off-net services are sold to businesses that are connected to our network primarily by means of T1, T3, E1 and E3 lines obtained from other carriers. Our non-core services, which consist of legacy services of companies whose assets or businesses we have acquired, include email, retail dial-up Internet access, shared web hosting, managed web hosting, managed security, voice services (only provided in Toronto, Canada), point to point private line services, and services provided to LambdaNet Germany under a network sharing arrangement as discussed below. We do not actively market these non-core services and expect the net service revenue associated with them to continue to decline.

        Our on-net, off-net and non-core services comprised 55.5%, 26.4% and 18.1% of our net service revenue, respectively, for the year ended December 31, 2003 and 63.4%, 25.9% and 10.7% for the year ended December 31, 2004. While we target our sales and marketing efforts at increasing on-net customers, the mix of on-net and off-net revenues will also be affected by customers we add through acquisitions. For example, we expect that off-net service revenue will likely increase as a percentage of total revenue in 2005 due to the inclusion of a full year of revenue from customers we added through our December 2004 Verio Inc. acquisition.

        We have grown our gross profit from $2.8 million for the year ended December 31, 2002 to $27.8 million for the year ended December 31, 2004. Our gross profit margin has expanded from 5.4% in 2002 to 30.5% for the year ended December 31, 2004. We determine gross profit by subtracting network operation expenses from our net service revenue (other than amortization of deferred compensation). The amortization of deferred compensation classified as cost of network services was $0.2 million, $1.3 million and $0.9 million for the years ended December 31, 2002, 2003 and 2004, respectively. We believe that our gross profit will benefit from the limited incremental expenses associated with providing service to new on-net customers. We have not allocated depreciation and amortization expense to our network operations expense.

        Due to our strategic acquisitions of network assets and equipment, we believe we are positioned to grow our revenue base and profitability without significant additional capital investments. We continue to deploy network equipment to other parts of our network to maximize the utilization of our assets without incurring significant additional capital expense. As a result, our future capital expenditures will be based primarily on our planned expansion of on-net buildings and the growth of our customer base. We anticipate that our future capital expenditure rate will be less than our historical capital expenditure rate.

        We plan to use part of the proceeds of this offering to increase our number of on-net buildings by approximately 100, primarily by adding carrier-neutral facilities in Europe, over the next 12 months.

        Historically, our operating expenses have exceeded our net service revenue resulting in operating losses of $62.3 million, $81.2 million and $84.1 million in 2002, 2003 and 2004, respectively. In each of these periods, our operating expenses consisted primarily of the following:

  •
  Network operations expenses consist primarily of the cost of leased circuits, sites and facilities; telecommunications license agreements, network maintenance expenses, salaries of, and expenses related to, employees who are directly involved with maintenance and operation of our network, who we refer to as network employees.

  •
  Selling general and administrative expenses consist primarily of salaries, bonuses and related benefits paid to our non-network employees and related selling and administrative costs.

  •
  Depreciation and amortization expenses result from the depreciation of our property and equipment, including the assets and capitalized expenses associated with our network and the amortization of our intangible assets.

  •
  Amortization of deferred compensation that results from the expense of amortizing the fair value of our stock options and restricted stock granted to our employees.

Acquisitions

        Since our inception, we have consummated 13 acquisitions through which we have generated revenue growth, expanded our network and customer base and added strategic assets to our business. We have accomplished this primarily by acquiring financially distressed companies or their assets at a significant discount to their original cost. The overall impact of these acquisitions on the operation of our business has been to extend the physical reach of our network in both North America and Europe, expand the breadth of our service offerings, and increase the number of customers to whom we provide our services. The overall impact of these acquisitions on our balance sheet and cash flows has been to significantly increase the assets on our balance sheet, including cash in the case of the Allied Riser merger, increase our indebtedness and increase our cash flows from operations due to our increased customer base. A substantial portion of our historical growth in net service revenue has been generated by the customer contracts we have acquired. However, following an acquisition, we have historically experienced a decline in revenue attributable to acquired customers as these customers' contracts have expired and they have entered into standard Cogent customer contracts at generally lower rates or have chosen not to renew service with us. We anticipate that we will experience similar declines with respect to customers we have acquired or will acquire.

Verio Acquisition

        In December 2004, we acquired most of the off-net Internet access customers of Verio Inc., a leading global IP provider and subsidiary of NTT Communications Corp. The acquired assets included over 3,700 customer connections located in 23 of our U.S. markets, customer accounts receivable and certain network equipment. We assumed the liabilities associated with providing services to these customers including vendor relationships, accounts payable, and accrued liabilities. We have substantially completed the integration of these acquired assets into our operations and network.

Acquisition of Aleron Broadband Services

        In October 2004, we acquired certain assets of Aleron Broadband Services, formally known as AGIS Internet, and $18.5 million in cash, in exchange for 3,700 shares of our Series M preferred stock, which converted into approximately 5.7 million shares of our common stock in the Equity Conversion. We acquired Aleron's customer base and network, as well as Aleron's Internet access and managed modem service. We have substantially completed the integration of these acquired assets into our operations and network.

Acquisition of Global Access

        In September 2004, we issued 185 shares of our Series L preferred stock in exchange for the majority of the assets of Global Access Telecommunications Inc. The Series L preferred stock issued in the transaction converted into approximately 0.3 million shares of our common stock in the Equity Conversion. Global Access provided Internet access and other data services in Germany. We acquired over 350 customers in Germany as a result of the acquisition and have completed the process of migrating these customers onto our network.

Acquisition of UFO Group, Inc.

        In August 2004, we acquired certain assets of Unlimited Fiber Optics, Inc., or UFO, for 2,600 shares of our Series K preferred stock. The preferred stock issued in the merger converted into approximately 0.8 million shares of our common stock in the Equity Conversion. Among these assets is UFO's customer base, which is comprised of data service customers located in San Francisco and Los Angeles. The acquired assets also included net cash of approximately $1.9 million and customer accounts receivable. We are in the process of integrating these acquired assets into our operations and onto our network and we expect to complete this integration in the second quarter of 2005.

Acquisition of European Network

        In 2004 we expanded our operations into Europe through a series of acquisitions in which we acquired customers and extended our network, primarily in France, Spain, and Germany.

        In September 2003, we began exploring the possibility of acquiring LNG Holdings SA, or LNG, an operator of a European telecommunications network that was on the verge of insolvency. We determined that an acquisition of LNG in whole was not advisable at that time; however, the private equity funds that owned LNG refused to consider a transaction in which we would acquire only parts of the network. In order to prevent LNG from liquidating and to preserve our ability to structure an acceptable acquisition, in November 2003, our Chief Executive Officer formed a corporation that acquired a 90% interest in LNG in return for a commitment to cause at least $2 million to be invested in LNG's subsidiary LambdaNet France and an indemnification of LNG's selling stockholders by us and the acquiring corporation. In November 2003, we reached an agreement with investment funds associated with BNP Paribas and certain of our existing investors regarding the acquisition of the LNG networks in France, Spain and Germany.

        We completed the first step of the European network acquisition in January 2004. The investors funded a corporation that they controlled with $2.5 million and acquired Firstmark Communications Participation S.à r.l., now named Cogent Europe S.à r.l., the parent holding company of LambdaNet France and LambdaNet Spain, from LNG for one euro, or $1.30. As consideration, the investors, through the corporation they controlled, entered into a commitment to use reasonable efforts to cause LNG to be released from a guarantee of certain obligations of LambdaNet France and a commitment to fund LambdaNet France with $2.0 million. That corporation was then merged into one of our subsidiaries in a transaction in which the investors received 2,575 shares of Series I preferred stock that converted into approximately 0.8 million shares of our common stock in the Equity Conversion.

        The planned second step of the transaction was the acquisition of the German network of LNG. We attempted to structure an acceptable acquisition that would have entailed using $19.5 million allocated by the investors to restructure the existing bank debt of LambdaNet Germany; however, we subsequently concluded that it was unlikely that we could structure an acceptable acquisition of LambdaNet Germany and we began to seek an alternative German network acquisition in order to complete the European portion of our network and meet the conditions required to cause the investors to fund $19.5 million.

        In March 2004, we identified network assets in Germany formerly operated as part of the Carrier 1 network as an attractive acquisition opportunity. Pursuant to the November commitment, the investors funded a newly-formed Delaware corporation with $19.5 million, and the corporation through a German subsidiary acquired the rights to certain assets of the Carrier 1 network in return for 2.2 million euros, or $2.9 million. That corporation then was merged into one of our subsidiaries in a transaction in which the investors received shares of our Series J preferred stock that converted into approximately 6.0 million shares of our common stock in the Equity Conversion.

Acquisition of Assets of Fiber Network Services

        In February 2003, we acquired the principal assets of Fiber Network Services, Inc., or FNSI, an Internet service provider in the midwestern United States, in exchange for options to purchase 6,000 shares of our common stock and the assumption of certain of FNSI's liabilities.

Acquisition of PSINet Assets

        In April 2002, we purchased the principal U.S. assets of PSINet, Inc. out of bankruptcy in exchange for $9.5 million and the assumption of certain liabilities. With the acquisition of PSINet assets we began to offer our off-net service and acquired significant non-core services.

Allied Riser Merger

        In February 2002, we acquired Allied Riser Communications Corporation, a facilities-based provider of broadband data, video and voice communications services to small and medium-sized businesses in the United States and Canada in exchange for the issuance of approximately 0.1 million shares of our common stock. As a result of the merger, Allied Riser became a wholly-owned subsidiary. In connection with the merger, we became co-obligor under Allied Riser's 7 1/2% Convertible Subordinated Notes.

Results of Operations

        Our management reviews and analyzes several key performance indicators in order to manage our business and assess the quality of and potential variability of our net service revenues and cash flows. These key performance indicators include:

  •
  net service revenues, which are an indicator of our overall business growth;

  •
  gross profit, which is an indicator of both our service offering mix, competitive pressures and the cost of our network operations;

  •
  growth in our on-net customer base, which is an indicator of the success of our on-net focused sales efforts;

  •
  growth in our on-net buildings; and

  •
  distribution of revenue across our service offerings.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2004

        The following summary table presents a comparison of our results of operations for the year ended December 31, 2003 and 2004 with respect to certain key financial measures. The comparisons illustrated in the table are discussed in greater detail below.

	Year Ended December 31,
			Percent Change
	2003	2004
	(in thousands)
Net service revenue	$59,422	$91,286	53.6%
Network operations expenses(1)	47,017	63,466	35.0%
Gross profit(2)	12,405	27,820	124.3%
Selling, general, and administrative expenses(3)	26,570	40,382	52.0%
Restructuring charge	—	1,821	—
Terminated public offering costs	—	779	—
Depreciation and amortization expenses	48,387	56,645	17.1%
Gain—Cisco troubled debt restructuring	215,432	—	—
Gain—Allied Riser note exchange	24,802	—	—
Gains—lease obligations restructuring	—	5,292	—
Net income (loss)	140,743	(89,660)	(163.7)%

(1)
Excludes amortization of deferred compensation of $1,307 and $858 in the years ended December 31, 2003 and 2004, respectively, which, if included would have resulted in a period-to-period change of 33.1%.

(2)
Excludes amortization of deferred compensation of $1,307 and $858 in the years ended December 31, 2003 and 2004, respectively, which if included would have resulted in a period-to-period change of 142.9%.

(3)
Excludes amortization of deferred compensation of $17,368 and $11,404 in the year ended December 31, 2003 and 2004, respectively, which, if included would have resulted in a period-to-period change of 17.9%.

        Net Service Revenue.    Our net service revenue increased 53.6% from $59.4 million for the year ended December 31, 2003 to $91.3 million for the year ending December 31, 2004. The $31.9 million increase in net service revenue is attributable to $26.6 million of net service revenue from the customers acquired in the Cogent Europe, UFO, Global Access, Aleron and Verio acquisitions and a $16.0 million increase in organic revenue. We define organic revenue as revenue derived from contracts obtained as a result of our sales efforts. Revenue from acquired customers who enter into contracts with us once their existing contracts expire or amend their acquired contract are reflected as organic revenue. These increases were partially offset by a $10.6 million decrease in revenue from the expiration or termination of customer contracts acquired from Allied Riser, PSINet and FNSI, although many of these customers entered into new contracts with us once their existing contracts expired, and as such, the revenue of these contracts is reflected in the increase in organic revenue. For the year ended December 31, 2003 and 2004, on-net, off-net and non-core services represented 55.5%, 26.4% and 18.1% and 63.4%, 25.9% and 10.7% of our net service revenues, respectively.

        Our net service revenue related to our acquisitions is included in our statements of operations from the acquisition dates. Net service revenue from our January 5, 2004 Cogent Europe acquisition totaled approximately $23.3 million for the year ended December 31, 2004. Approximately $2.0 million of the Cogent Europe net service revenue during the period was derived from network sharing services rendered to LambdaNet Communications Deutschland AG, or LambdaNet Germany. LambdaNet Germany was majority-owned by LNG Holdings until April 2004 when it was sold to an unrelated third party. In the first quarter of 2005, this network sharing arrangement was eliminated. Net service revenue from our UFO, Aleron and Verio acquisitions which occurred in August 2004, October 2004 and December 2004, respectively, totaled $5.8 million for the year ended December 31, 2004.

        Network Operations Expenses.    Our network operations expenses, excluding the amortization of deferred compensation, increased 35.0% from $47.0 million for the year ended December 31, 2003 to $63.5 million for the year ended December 31, 2004. The increase is primarily attributable to $15.4 million of costs incurred in connection with the operation of our European network after our Cogent Europe and Global Access acquisitions. For the year ended December 31, 2004, Cogent Europe recorded $1.8 million of costs associated with using the LambdaNet Germany network. In the first quarter of 2005, this network sharing arrangement was eliminated. Our total cost of network operations for the years ended December 31, 2003 and December 31, 2004 includes approximately $1.3 million and $0.9 million, respectively, of amortization of deferred compensation expense classified as cost of network operations.

        Gross profit.    Our gross profit, excluding amortization of deferred compensation, increased 124.3% from $12.4 million for the year ended December 31, 2003 to $27.8 million for the year ended December 31, 2004. The $15.4 million increase is attributed to our increase in net service revenue.

        Selling, General, and Administrative Expenses.    Our SG&A expenses, excluding the amortization of deferred compensation, increased 52.0% from $26.6 million for the year ended December 31, 2003 to $40.4 million for the year ended December 31, 2004. SG&A expenses increased primarily from the $13.2 million of SG&A expenses associated with our operations in Europe after our Cogent Europe and Global Access acquisitions. Our total SG&A expenses for the years ended December 31, 2003 and December 31, 2004 include $17.4 million and $11.4 million, respectively, of amortization of deferred compensation.

        Amortization of Deferred Compensation.    The total amortization of deferred compensation decreased from $18.7 million for the year ended December 31, 2003 to $12.3 million for the year ending December 31, 2004. The decrease is attributed to $13.1 million of amortization of deferred compensation recorded in October 2003 related to the vesting of restricted shares granted to our employees under our 2003 Incentive Award Plan and offer to exchange. For restricted shares granted under the offer to exchange, the vesting period was 27% upon grant with the remaining shares vesting ratably over a three year period.

        Deferred compensation is related to restricted shares of Series H preferred stock granted to our employees primarily in October 2003 under our 2003 Incentive Award Plan and the amortization of $4.7 million of deferred compensation related to options for shares of Series H preferred stock. These options were granted to certain of our employees in the third quarter of 2004 with an exercise price on an as-converted basis below the trading price of our common stock on the grant date. We amortize deferred compensation costs on a straight-line basis over the service period.

        Restructuring charge.    In July 2004, we abandoned an office in Paris obtained in the Cogent Europe acquisition and relocated operations to another Cogent Europe facility. We recorded a total restructuring charge of approximately $1.8 million related to the remaining commitment on the lease less our estimated sublease income.

        Withdrawal of public offering.    In May 2004, we filed a registration statement to sell shares of common stock in a public offering. In October 2004, we withdrew this registration statement and expensed the associated deferred costs of approximately $0.8 million.

        Depreciation and Amortization Expenses.    Our depreciation and amortization expense increased 17.1% from $48.4 million for the year ended December 31, 2003 to $56.6 million for the year ended

December 31, 2004. Of this increase, $8.2 million resulted from depreciation and amortization of assets acquired in our Cogent Europe and Global Access acquisitions.

        Gain—Credit Facility Restructuring.    The restructuring of our Cisco credit facility on July 31, 2003 resulted in a gain of approximately $215.4 million. The gain resulting from the retirement of the amounts outstanding under the credit facility was determined as follows (in thousands):

Cash paid	$20,000
Issuance of Series F preferred stock	11,000
Amended and Restated Cisco Note, principal plus future interest	17,842
Transaction costs	1,167

Total Consideration	$50,009

Amount outstanding under Cisco credit facility	(262,812)
Interest accrued under the Cisco credit facility	(6,303)
Book value of cancelled warrants	(8,248)
Book value of unamortized loan costs	11,922

Total Indebtedness prior to recapitalization	$(265,441)

Gain from recapitalization	$215,432

        Gain—Allied Riser Note Exchange.    In connection with the exchange and settlement related to our 7 1/2% Convertible Subordinated Notes we recorded a gain of approximately $24.8 million during the year ended December 31, 2003. This gain resulted from the difference between the $36.5 million net book value of the notes ($106.7 million face value less the related unamortized discount of $70.2 million) and $2.0 million of accrued interest, the cash consideration of $5.0 million and the $8.5 million estimated fair market value for the Series D and Series E preferred stock issued to the noteholders less approximately $0.2 million of transaction costs. The estimated fair market value for the Series D and Series E preferred stock was determined by using the price per share of our Series C preferred stock, which represented our most recent equity transaction for cash.

        Gain—Lease obligations restructuring.    In 2004, we re-negotiated several lease obligations for our intra-city fiber in France and Spain. These transactions resulted gains of approximately $5.3 million recorded as gains on lease obligation restructurings in the accompanying statement of operations for the year ended December 31, 2004.

        In March 2004, Cogent France paid approximately $0.3 million and settled amounts due from and due to a vendor. The vendor leased Cogent France its office facility and intra-city IRU and was and continues to be a customer of Cogent France. The settlement agreement also restructured the IRU capital lease by reducing the 2.8 million euros, or $3.7 million, January 2007 lease payment by 1.0 million euros, or $1.3 million, and reducing the 2.5 million euros, or $3.3 million, January 2008 lease payment by 1.0 million euros, or $1.3 million. Under the settlement the lessor also agreed to purchase a minimum annual commitment of IP services from Cogent France. This transaction resulted in a reduction to the capital lease obligation and IRU asset of approximately $1.9 million.

        In November 2004, Cogent Spain negotiated modifications to an IRU capital lease and note obligation with a vendor resulting in a 4.4 million euro, or $5.2 million, gain. In exchange for the return of one of two strands of leased optical fiber, Cogent Spain reduced its quarterly IRU lease payments, modified its payments and eliminated accrued and future interest on its note obligation. The note obligation arose in 2003, when Cogent Spain, then LambdaNet España S.A, negotiated a settlement with the vendor that included converting certain amounts due under the capital lease into a note obligation. The 8.3 million euro, or $10.8 million, note obligation had a term of twelve years and bore interest at 5% with a two-year grace period and was repayable in forty equal installments. The first installment was due in 2005. The modified note is interest free and includes nineteen equal quarterly installments of approximately 0.2 million euros, or $0.3 million, and a final payment of 4.1 million euros, or $5.3 million, due in January 2010. Cogent Spain paid 0.2 million euros, or $0.3 million, at settlement. The modification to the note obligation resulted in a gain of approximately $0.2 million.

        Net Income (Loss).    Net income was $140.7 million for the year ended December 31, 2003 as compared to a net loss of $(89.7) million for the year ended December 31, 2004. Included in net income for the year ended December 31, 2003 are gains from debt restructurings totaling $240.2 million.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2003

        The following summary table presents a comparison of our results of operations for the years ended December 31, 2002 and 2003 with respect to certain key financial measures. The comparisons illustrated in the table are discussed in greater detail below.

	Year Ended December 31,
			Percent Change
	2002	2003
	(in thousands)
Net service revenue	$51,913	$59,422	14.5%
Network operations expenses(1)	49,091	47,017	(4.2)%
Gross profit(2)	2,822	12,405	340.0%
Selling, general, and administrative expenses(3)	33,495	26,570	(20.7)%
Depreciation and amortization expenses	33,990	48,387	42.4%
Gain—Cisco troubled debt restructuring	—	215,432	—
Gain—Allied Riser note exchange	—	24,802	—
Net (loss) income	(91,843)	140,743	253.2%

(1)
Excludes amortization of deferred compensation of $233 and $1,307 in the years ended December 31, 2002 and 2003, respectively, which, if included, would have resulted in a period-to-period change of (2.0)%.

(2)
Excludes amortization of deferred compensation of $233 and $1,307 in the years ended December 31, 2002 and 2003, respectively, which if included, would have resulted in a period-to-period change of 328.7%.

(3)
Excludes amortization of deferred compensation of $3,098 and $17,368 in the years ended December 31, 2002 and 2003, respectively, which, if included, would have resulted in a period-to-period change of 20.1%.

        Net Service Revenue.    Our net service revenue increased 14.5% from $51.9 million for the year ended December 31, 2002 to $59.4 million for the year ended December 31, 2003. This $7.5 million increase was primarily attributable to a $16.5 million, or a 99.5% increase in revenue from customers purchasing our on-net Internet access service offerings, and a $3.7 million increase in off-net revenue attributable to the customers acquired in the FNSI acquisition. FNSI revenue is included in our consolidated net service revenue since the closing of the acquisition on February 28, 2003. The increase was partially offset by a $15.5 million, or 50.9% decline in net service revenue derived from customers acquired in our April 2, 2002 acquisition of certain PSINet customer accounts, although many of these customers re-signed their contracts with us once their existing PSINet contracts expired and as such, the revenue of these contracts is reflected in the increase in net service revenue.

        Network Operations Expenses.    Our network operations expenses, excluding the amortization of deferred compensation, decreased 4.2% from $49.1 million for the year ended December 31, 2002 to

$47.0 million for the year ended December 31, 2003. This decrease was primarily due to a $2.0 million decrease during the year ended December 31, 2003 in recurring and transitional PSINet circuit fees associated with providing our off-net services compared to the year ended December 31, 2002. This decrease in circuit fees was primarily driven by a reduction in the number of off-net customers that we served during 2003 and the termination of the transitional fees related to the PSINet acquisition.

        Gross Profit.    Our gross profit, excluding amortization of deferred compensation, increased 340.0% from $2.8 million for the year ended December 31, 2003 to $12.4 million for the year ended December 31, 2004. The $9.6 million increase is primarily attributed to our $7.5 million increase in net service revenue.

        Selling, General, and Administrative Expenses.    Our SG&A expenses, excluding the amortization of deferred compensation, decreased 20.7% from $33.5 million for the year ended December 31, 2002 to $26.6 million for the year ended December 31, 2003. SG&A for the years ended December 31, 2002 and December 31, 2003 included approximately $3.2 million and $3.9 million, respectively, of expenses related to our allowance for uncollectable accounts. The decrease in SG&A expenses was due to a reduction in transitional activities associated with the Allied Riser, PSINet and FNSI acquisitions and a decrease in headcount during 2003 as compared to 2002.

        Amortization of Deferred Compensation.    The amortization of deferred compensation increased from $3.3 million for the year ended December 31, 2002 to $18.7 million for the year ending December 31, 2003. The increase is attributed to the amortization of deferred compensation related to restricted shares of Series H preferred stock granted to our employees primarily in October 2003 under our 2003 Incentive Award Plan.

        Depreciation and Amortization Expenses.    Our depreciation and amortization expenses increased 42.4% from $34.0 million for the year ended December 31, 2002 to $48.4 million for the year ended December 31, 2003. This increase occurred primarily because we had more capital equipment and IRUs in service in 2003 than in the 2002. The increase was also attributable to an increase in amortization expense in the 2003 period over 2002. Amortization expense increased because we had more intangible assets during 2003 than in 2002.

        Settlement of Allied Riser Noteholder Litigation and Gain on Note Exchange.    In connection with the note exchange and settlement with certain Allied Riser note holders we recorded a gain of approximately $24.8 million during the year ended December 31, 2003. The gain resulted from the difference between the $36.5 million net book value of the notes ($106.7 million face value less an unamortized discount of $70.2 million) and $2.0 million of accrued interest and the consideration of approximately $5.0 million in cash and the $8.5 million estimated fair market value for the Series D and Series E preferred stock issued to the noteholders less approximately $0.2 million of transaction costs.

        Gain on Cisco Recapitalization.    The restructuring of our previous Cisco credit facility on July 31, 2003 resulted in a gain of approximately $215.4 million. On a basic income and diluted income per share basis the gain was $27.15 and $27.14 for the year ended December 31, 2003, respectively.

        Net (Loss) Income.    As a result of the foregoing, we incurred a net loss of $(91.8) million for the year ended December 31, 2002 and net income of $140.7 million for the year ended December 31, 2003.

Liquidity and Capital Resources

        In assessing our liquidity, our management reviews and analyzes our current cash on-hand, our accounts receivable, accounts payable, foreign exchange rates, capital expenditure commitments, and our required debt payments and other obligations.

        During 2003, 2004 and 2005, we engaged in a series of transactions pursuant to which we significantly reduced our indebtedness and/or improved our liquidity. These included the following:

  •
  On March 30, 2005, Cogent France sold its building located in Lyon, France for net proceeds of approximately $5.1 million.

  •
  On March 9, 2005, we entered into a line of credit with a commercial bank. The line of credit provides for borrowings of up to $10.0 million and is secured by our accounts receivable. On March 18, 2005, we borrowed $10.0 million against our North American accounts receivable under the line of credit. Of this amount $4.0 million is restricted and held by the lender.

  •
  On February 24, 2005, we issued a subordinated note in the principal amount of $10.0 million to Columbia Ventures Corporation in exchange for $10 million in cash.

  •
  During 2004, in connection with our acquisitions of Aleron and UFO Group and the acquisition of our European Network, we acquired cash totaling approximately $42.2 million.

  •
  In March 2004, Cogent France reduced its obligation under its intra-city IRU by approximately $2.6 million.

  •
  In November 2004, Cogent Spain reduced its quarterly IRU lease payments, modified its payments and eliminated accrued and future interest on its note obligation resulting in a gain of approximately $5.2 million.

  •
  In July 2003, we reduced the $269.1 million in principal amount of then-outstanding indebtedness and accrued interest under our Cisco Credit facility in exchange for a cash payment of $20.0 million, the issuance of 11,000 shares of our Series F preferred stock and the issuance of a $17.0 million Amended and Restated Promissory Note.

  •
  In March 2003, we entered an agreement with the holders of approximately $106.7 million in face value of 7 1/2% Convertible Subordinated Notes pursuant to which the noteholders agreed to surrender their notes, including accrued and unpaid interest, in exchange for a cash payment of $5.0 million and the issuance of 3.4 million shares each of our Series D and Series E preferred stock and to dismiss with prejudice their litigation against Allied Riser, in exchange for a cash payment of $4.9 million.

    Cash Flows

        The following table sets forth our consolidated cash flows for the years ended December 31, 2002, 2003, and 2004.

	Year Ended December 31,
	2002	2003	2004
	(in thousands)
Net cash used in operating activities	$(41,567)	$(27,357)	$(26,425)
Net cash used in investing activities	(19,786)	(25,316)	(2,701)
Net cash provided by financing activities	51,694	20,562	34,486
Effect of exchange rates on cash	(44)	672	609

Net (decrease) increase in cash and cash equivalents during period	$(9,703)	$(31,439)	$5,969

        Net Cash Used in Operating Activities.    Net cash used in operating activities was $27.4 million for the year ended December 31, 2003 compared to $26.4 million for 2004. Our primary sources of operating cash are receipts from our customers who are billed on a monthly basis for our services. Our primary uses of operating cash are payments made to our vendors and employees. Our net income was $140.7 million for the year ended December 31, 2003 compared to a net loss of $89.7 million for the year ended December 31, 2004. Net income for the year ended December 31, 2003 included a non-cash gain of $24.8 million related to our settlement with certain Allied Riser note holders and a non-cash gain of $215.4 million related to the restructuring of our Cisco credit facility. Net income for the year ended December 31, 2004 included a non-cash gain of $5.3 million related to our restructuring of certain lease obligations. Depreciation and amortization, including the amortization of deferred compensation and the debt discount on the Allied Riser notes was $70.2 million for the year ended December 31, 2003, and $70.0 million for the year ended December 31, 2004. Net changes in current in assets and liabilities resulted in an increase to operating cash of $1.9 million for the year ended December 31, 2003 and a decrease in operating cash of $0.6 million for the year ended December 31, 2004. Payments for accounts payable and accrued liabilities approximated collections of accounts receivable for the year ended December 31, 2003 and payments for accounts payable and accrued liabilities exceeded collections of accounts receivable by $4.4 million for the year ended December 31, 2004.

        Net cash used in operating activities was $41.6 million for the year ended December 31, 2002 compared to $27.4 million for the year ended December 31, 2003. Net loss was $91.8 million for the year ended December 31, 2002. Net income was $140.7 million for the year ended December 31, 2003. Our net loss for the year ended December 31, 2002 includes an extraordinary gain of $8.4 million related to the Allied Riser merger. Net income for the year ended December 31, 2003 includes a non-cash gain of $215.4 million related to the restructuring of our credit facility with Cisco Capital and a $24.8 million non-cash gain related to the exchange of Allied Riser subordinated convertible notes. Depreciation and amortization including amortization of debt discount and deferred compensation was $45.9 million for the year ended December 31, 2002 and $70.2 million for the year ended December 31, 2003. Net changes in current assets and liabilities resulted in an increase to operating cash of $18.5 million for the year ended December 31, 2002 and an increase to operating cash of $1.9 million for the year ended December 31, 2003. Payments for accounts payable and accrued liabilities exceeded collections of accounts receivable by $16.2 million for the year ended December 31, 2002. Payments for accounts payable and accrued liabilities approximated collections of accounts receivable for the year ended December 31, 2003.

        Net Cash Used In By Investing Activities.    Net cash used in investing activities was $19.8 million for the year ended December 31, 2002, $25.3 million for the year ended December 31, 2003 and $2.7 million for the year ended December 31, 2004. Our primary uses of investing cash during 2002 were $75.2 million for the purchase of property and equipment, $9.6 million for the purchase of intangible assets in connection with our PSINet acquisition, $3.6 million in connection with our acquisition of the minority interest in Cogent Canada, Inc. and $1.8 million for purchases of short term investments. Cash expenditures were partially offset during 2002 by the $70.4 million of cash and cash equivalents that we acquired in connection with the Allied Riser merger. Our primary use of investing cash during 2003 was $24.0 million for the purchase of property and equipment in connection with the deployment of our network. Our primary uses of investing cash during 2004 were $2.4 million for the purchase of property and equipment and $1.9 million for the purchase of a network in Germany. Our primary sources of investing cash were $2.3 million of cash acquired from our acquisitions of Cogent Europe and Global Access and $6.8 million from the proceeds of the sale of equipment, short term investments and a warrant.

        Net Cash Provided by Financing Activities.    Financing activities provided net cash of $51.7 million for the year ended December 31, 2002, $20.6 million for the year ended December 31, 2003 and $34.5 million for the year ended December 31, 2004. Net cash provided by financing activities during 2002 resulted principally from borrowings under our previous Cisco credit facility of $54.4 million, partially offset by $2.7 million in capital lease repayments. Net cash provided by financing activities during 2003 resulted principally from borrowings under our previous Cisco credit facility of $8.0 million and net proceeds of $40.6 million from the sale of our Series G preferred stock, partially offset by a $5.0 million payment related to the Allied Riser note exchange, a $20.0 million payment to Cisco

Capital in connection with the Cisco recapitalization and $3.1 million in capital lease repayments. Net cash from financing activities during 2004 resulted from $42.4 million of acquired cash related to our mergers with Symposium Gamma, Symposium Omega, UFO Group, and Cogent Potomac. Net cash used in financing activities for 2004 include a $1.2 million payment to LNG Holdings and $6.6 million for principal payments under our capital leases.

    Cash Position and Indebtedness

        Our total indebtedness, net of discount, at December 31, 2002, 2003 and 2004 was $347.9 million, $83.7 million and $126.4 million, respectively. At December 31, 2004, our total cash and cash equivalents were $13.8 million. Our total indebtedness at December 31, 2004 includes $103.4 million of the present value of capital lease obligations for dark fiber primarily under 15-25 year IRUs, of which approximately $7.5 million is considered a current liability.

    Subordinated Note

        On February 24, 2005, we issued a subordinated note in the principal amount of $10.0 million to Columbia Ventures Corporation in exchange for $10 million in cash. The note was issued pursuant to a Note Purchase Agreement dated February 24, 2005. Columbia Ventures Corporation is owned by one of the Company's directors and shareholders. The note has an initial interest rate of 10% per annum and the interest rate increases by one percent on August 24, 2005, six months after the note was issued, and by a further one percent at the end of each successive six-month period up to a maximum of 17%. Interest on the note accrues and is payable on the note's maturity date of February 24, 2009. We may prepay the note in whole or in part at any time. The terms of the note require the payment of all principal and accrued interest upon the occurrence of a liquidity event, which is defined as an equity offering of at least $30 million in net proceeds. This offering would constitute a liquidity event and would require us to use a portion of the proceeds of the offering to repay the principal and accrued interest on the note. The note is subordinated to the debt evidenced by the Amended and Restated Cisco Note, as well as our accounts receivable line of credit obtained in March 2005. Management believes that the terms of the note are at least as favorable as those we would have been able to obtain from an unaffiliated third party.

    Line of Credit

        On March 9, 2005, we entered into a line of credit with a commercial bank. The line of credit provides for borrowings of up to $10.0 million and is secured by our accounts receivable. The borrowing base is determined primarily by the aging characteristics related to our accounts receivable. On March 18, 2005, we borrowed $10.0 million against our North American accounts receivable under the line of credit. Of this amount $4.0 million is restricted and held by the lender. Borrowings under the line of credit accrue interest at the prime rate plus 1.5% and may, in certain circumstances, be reduced to the prime rate plus 0.5%. Our obligations under the line of credit are secured by a first priority lien in certain of our accounts receivable and are guaranteed by our material domestic subsidiaries. The agreements governing the line of credit contain certain customary representations and warranties, covenants, notice provisions and events of default.

    Amended and Restated Cisco Note

        In connection with the Cisco recapitalization, we amended our credit agreement with Cisco Capital. The Amended and Restated Credit Agreement became effective at the closing of the recapitalization on July 31, 2003. Our remaining $17.0 million of indebtedness to Cisco is evidenced by a promissory note, which we refer to as the Amended and Restated Cisco Note. The Amended and Restated Cisco Note eliminated the covenants related to our financial performance. Cisco Capital retained its senior security interest in substantially all of our assets, except that we are permitted to subordinate Cisco Capital's security interest in our accounts receivable.

        The Cisco recapitalization was considered a troubled debt restructuring under Statement of Financial Accounting Standards (SFAS) No. 15, Accounting by Debtors and Creditors of Troubled Debt Restructurings. Under SFAS No. 15, the Amended and Restated Cisco Note was recorded at its principal amount of $17.0 million plus the estimated future interest payments of $0.8 million.

    Convertible Subordinated Notes.

        In connection with the March 2003 exchange and settlement related to our Convertible Subordinated Notes, we eliminated $106.7 of principal and $2.0 million of accrued interest. The terms of the remaining $10.2 million of Convertible Subordinated Notes were not impacted by the exchange and settlement and they continue to be due on June 15, 2007.

Contractual Obligations and Commitments

        The following table summarizes our contractual cash obligations and other commercial commitments as of December 31, 2004:

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in thousands)
Long term debt	$28,033	$—	$23,010	$5,023	$—
Capital lease obligations	169,296	15,938	27,602	23,117	102,639
Operating leases(1)	196,707	27,283	42,767	30,551	96,106
Unconditional purchase obligations	3,956	264	528	528	2,636

Total contractual cash obligations	397,992	43,485	93,907	59,219	201,381

(1)
These amounts include $199.3 million of operating lease, maintenance and license agreement obligations, reduced by sublease agreements of $2.6 million.

        Capital Lease Obligations.    The capital lease obligations above were incurred in connection with our IRUs for inter-city and intra-city dark fiber underlying substantial portions of our network. These capital leases are presented on our balance sheet at the net present value of the future minimum lease payments, or $103.4 million at December 31, 2004. These leases generally have terms of 15 to 25 years.

        Letters of Credit.    We are also party to letters of credit totaling $1.7 million at December 31, 2004. These obligations are fully secured by our restricted investments, and as a result, are excluded from the contractual cash obligations above.

    Future Capital Requirements

        We believe that our cash on hand which includes cash obtained in 2005 from our line of credit, subordinated note issuance and building sale, together with cash flows from operations, will be adequate to meet our working capital, capital expenditure, debt service and other cash requirements for the foreseeable future if we execute our business plan. Our business plan assumes, among other things, the following:

  •
  our ability to maintain or increase the size of our current customer base; and

  •
  our ability to achieve expected cost savings as a result of the integration of our recent acquisitions into our business.

        Additionally, any future acquisitions or other significant unplanned costs or cash requirements may require that we raise additional funds through the issuance of debt or equity. We cannot assure you that such financing will be available on terms acceptable to us or our stockholders, or at all. Insufficient funds may require us to delay or scale back the number of buildings that we serve or require us to otherwise alter our business plan or take other actions that could have a material adverse effect on our business, results of operations and financial condition. If additional funds are raised by issuing equity securities, substantial dilution to existing stockholders may result.

        We may elect to purchase or otherwise retire the remaining $10.2 million face value of Allied Riser notes with cash, stock or assets from time to time in open market or privately negotiated transactions, either directly or through intermediaries where we believe that market conditions are favorable to do so. Such purchases may have a material effect on our liquidity, financial condition and results of operations.

    Off-Balance Sheet Arrangements

        We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Critical Accounting Policies and Significant Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates including those related to allowances for doubtful accounts, revenue allowances, long-lived assets, contingencies and litigation, and the carrying values of assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        The accounting policies we believe to be most critical to understanding our financial results and condition and that require complex, significant and subjective management judgments are discussed below. We have not experienced significant revisions to our assumptions except to the extent that they result from (1) variations in the trading price of our common stock which has caused us to revise the assumptions that we use in determining deferred compensation, (2) changes in the amount and aging of our accounts receivable which have caused us to revise the assumptions that we use in determining our allowance for doubtful accounts, (3) changes in interest rates which have caused us to revise the assumptions that we use in determining the present value of future minimum lease payments and (4) changes in estimated sub-lease income which has caused us to revise our restructuring accrual.

    Revenue Recognition

        We recognize service revenue when the services are performed, evidence of an arrangement exists, the fee is fixed and determinable and collection is probable. Service discounts and incentives offered to certain customers are recorded as a reduction of revenue when granted or ratably over the estimated customer life. Fees billed in connection with customer installations and other upfront charges are deferred and recognized ratably over the estimated customer life. We determine the estimated customer life using a historical analysis of customer retention. If our estimated customer life increases, we will recognize installation revenue over a longer period. We expense direct costs associated with sales as incurred.

    Allowances for Sales Credits and Unfulfilled Purchase Obligations

        We have established allowances to account for sales credit adjustments and unfulfilled contractual purchase obligations.

  •
  Our allowance for sales credit adjustments is designed to account for reductions to our service revenue that occur when customers are granted a termination of service adjustment for amounts billed in advance or a service level agreement credit or discount. This allowance is provided for by reducing our gross service revenue and is determined by actual credits granted during the period and an estimate of unprocessed credits. At any point in time this allowance is determined by the amount and nature of credits granted prior to the balance sheet date.

  •
  Our allowance for unfulfilled contractual purchase obligations is designed to account for non-payment of amounts under agreements that we have with certain of our customers that place minimum purchase obligations on them. Although we vigorously seek payments due pursuant to these purchase obligations, we have historically collected only approximately 4% of these payments. In order to allow for this we reduce our gross service revenue by the amount that has been invoiced to these customers. We reduce this allowance and recognize the related service revenue only upon the receipt of cash payments in respect of these invoices. At any point in time this allowance is determined by the amount of unfulfilled contractual purchase obligations invoiced to our customers and with respect to which we are continuing to seek payment. Once we submit these accounts receivable to a third party collection agency, this allowance is reduced.

    Valuation Allowances for Doubtful Accounts Receivable and Deferred Tax Assets

        We have established allowances that we use in connection with valuing expense charges associated with uncollectible accounts receivable and our deferred tax assets.

  •
  Our valuation allowance for uncollectible accounts receivable is designed to account for the expense associated with writing off accounts receivable that we estimate will not be collected. We provide for this by increasing our selling, general and administrative expenses by the amount of receivables that we estimate will not be collected. We assess the adequacy of this allowance monthly by evaluating general factors, such as the length of time individual receivables are past due, historical collection experience, the economic and competitive environment, and changes in the credit-worthiness of our customers. We also assess the ability of specific customers to meet their financial obligations to us and establish specific allowances based on the amount we expect to collect from these customers. As of December 31, 2002, 2003 and 2004, respectively, our allowance for doubtful accounts receivable comprised, 26.8%, 36.1% and 19.2% of our total accounts receivable. For the years ended December 31, 2002, 2003 and 2004, our allowance for doubtful accounts expense accounted for 8.8%, 8.8% and 7.7% of our total SG&A expenses, respectively.

  •
  Our valuation allowance for our net deferred tax asset is designed to take into account the uncertainty surrounding the realization of our net operating losses and our other deferred tax assets in the event that we record positive income for income tax purposes. For federal and state tax purposes, our net operating loss carry-forwards, including those that we have generated through our operations and those acquired in the Allied Riser merger could be subject to significant limitations on annual use. To account for this uncertainty we have recorded a valuation allowance for the full amount of our net deferred tax asset. As a result the value of our deferred tax assets on our balance sheet is zero.

    Impairment of Long-Lived Assets

        We review our long-lived assets, including property and equipment, and intangible assets with definite useful lives to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed pursuant to the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Pursuant to SFAS No. 144, impairment is determined by comparing the carrying value of these long-lived assets to our best estimate of future undiscounted cash flows expected to result from the use of the assets and their eventual disposition over the remaining useful life of the primary asset in the asset group. As of December 31, 2003 and December 31, 2004, we tested our long-lived assets for impairment. In the event that there are changes in the planned use of our long-lived assets, or our expected future undiscounted cash flows are reduced significantly, our assessment of our ability to recover the carrying value of these assets under SFAS No. 144 could change. Because our best estimate of undiscounted cash flows generated from these assets exceeds their carrying value for each of the periods presented, no impairment pursuant to SFAS No. 144 exists. However, because of the significant difficulties confronting the telecommunications industry, we believe that currently the fair value of our long-lived assets including our network assets and IRUs are significantly below the amounts we originally paid for them and may be less than their current depreciated cost basis. Our best estimate of future undiscounted cash flows is sensitive to changes in our estimated cash flows and any change in the lease period or in the designation of our primary asset in the asset group.

    Business Combinations

        We account for our business combinations pursuant to SFAS No. 141, Business Combinations. Under SFAS No. 141 we allocate the cost of an acquired entity to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. Intangible assets are recognized when they arise from contractual or other legal rights or if they are separable as defined by SFAS No. 141. We determine estimated fair values using quoted market prices, when available, present values determined at appropriate current interest rates, or multiples of monthly revenue for certain customer contracts. Consideration not in the form of cash is measured based upon the fair value of the consideration given.

    Goodwill and Other Intangibles

        We account for our intangible assets pursuant to SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142 we determine the useful lives of our intangible assets based upon the expected use of the intangible asset, contractual provisions, obsolescence and other factors. We amortized our intangible assets on a straight-line basis. We presently have no intangible assets that are not subject to amortization.

    Other Accounting Policies

        We record assets and liabilities under capital leases at the lesser of the present value of the aggregate future minimum lease payments or the fair value of the assets under lease.

        We capitalize the direct costs incurred prior to an asset being ready for service as construction-in-progress. Construction-in-progress includes costs incurred under the construction contract, interest, and the salaries and benefits of employees directly involved with construction activities. Our capitalization of these costs is sensitive to the percentage of time and number of our employees involved in construction activities.

        We estimate the fair market value of our Series H preferred stock based upon the number of common shares the Series H preferred stock converts into and the trading price of our common stock on the grant date. The fair market value of our Series H preferred stock is sensitive to changes in the trading price of our common stock.

Recent Accounting Pronouncements

        In March 2004, the FASB ratified the consensuses reached by Emerging Issues Task Force in Issue No. 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128 ("EITF 03-06"). EITF 03-06 clarifies the definitional issues surrounding participating securities and requires companies to restate prior earnings per share amounts for comparative purposes upon adoption. We adopted the provisions of EITF 03-06 in the second quarter of 2004, and restated our previously disclosed basic earnings per share amounts to include our participating securities in basic earnings per share when including such shares would have a dilutive effect. As a result of the adoption and for comparative purposes, basic income per share available to common shareholders decreased from $10.99 to $2.78 for the quarter ended March 31, 2003, from $271.84 to $12.64 for the quarter ended September 30, 2003, and from $229.18 to $11.18 for the year ended December 31, 2003.

        In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment ("SFAS 123R"). SFAS 123R requires all share-based payments to employees, including grants of stock options, to be recognized in the statement of operations based upon their fair values. We currently disclose the impact of valuing grants of stock options and recording the related compensation expense in a pro-forma footnote to our financial statements. Under SFAS 123R this alternative is no longer available. We will be required to adopt SFAS 123R in the third quarter of 2005 and as a result will record additional compensation expense in our statements of operations. The impact of the adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net (loss) income in the notes to our consolidated financial statements. We are currently evaluating the impact of the adoption of SFAS 123(R) on our financial position and results of operations, including the valuation methods and support for the assumptions that underlie the valuation of the awards.

Quantitative And Qualitative Disclosures About Market Risk

        All of our financial instruments that are sensitive to market risk are entered into for purposes other than trading. Our primary market risk exposure is related to our marketable securities and currency fluctuations of the euro and the Canadian dollar versus the United States dollar. We place our marketable securities investments in instruments that meet high credit quality standards as specified in our investment policy guidelines. Marketable securities were approximately $14.3 million at December 31, 2004, $13.8 million of which are considered cash equivalents and mature in 90 days or less and $0.5 million are short-term investments, $0.4 million of which are restricted for collateral against letters of credit. We also own commercial paper investments and certificates of deposit totaling $1.4 million that are classified as other long-term assets. These investments are also restricted for collateral against letters of credit.

        Our debt obligations at December 31, 2004 carry fixed interest rates and are not subject to changes in interest rates. Our $10.0 million line of credit which we entered into in March 2005 is indexed to the prime rate plus 1.5% and may, in certain circumstances be reduced to the prime rate plus 0.5%. Interest on our Amended and Restated Cisco Note will not accrue until February 2006, unless we default under the terms of the note. When the note accrues interest, interest accrues at the 90-day LIBOR rate plus 4.5%. Based upon the borrowing rates for debt arrangements with similar terms we estimate the fair value of our Allied Riser convertible subordinated notes at $8.6 million and the fair value of our Amended and Restated Cisco Note at $14.6 million. If interest rates were to increase by 10% we estimate that these fair values would be $8.3 million and $14.3 million, respectively.

        Our European operations expose us to currency fluctuations and exchange rate risk. For example, while we record revenues and financial results from our European operations in euros, these results are reflected in our consolidated financial statements in U.S. dollars. Therefore, our reported results are exposed to fluctuations in the exchange rates between the U.S. dollar and the euro. In particular, we fund the euro-based operating expenses and associated cash flow requirements of our European operations, including IRU obligations, in U.S. dollars. Accordingly, in the event that the euro strengthens versus the dollar to a greater extent, the expenses and cash flow requirements associated with our European operations may be significantly higher in U.S.-dollar terms than planned.

BUSINESS

Overview

        We are a leading facilities-based provider of low-cost, high-speed Internet access and IP communications services. Our network is specifically designed and optimized to transmit data using IP. IP networks are significantly less expensive to operate and are able to achieve higher performance levels than the traditional circuit-switched networks used by our competitors, thus giving us clear cost and performance advantages in our industry. According to third party data, we are among the top ten facilities-based providers in the world. We deliver our services to small and medium-sized businesses, communications service providers and other bandwidth-intensive organizations through over 9,000 customer connections in North America and Europe.

        Our primary on-net service is Internet access at a speed of 100 Megabits per second, much faster than typical Internet access currently offered to businesses. We offer this on-net service exclusively through our own facilities, which run all the way to our customers' premises. Because of our integrated network architecture, we are not dependent on local telephone companies to serve our on-net customers. This allows us to earn much higher gross profit margins on our on-net business. Our typical customers in multi-tenant office buildings are law firms, financial services firms, advertising and marketing firms and other professional services businesses. We also provide on-net Internet access at a speed of one Gigabit per second and greater to certain bandwidth-intensive users such as universities, other ISPs and commercial content providers. For the year ended December 31, 2004, our on-net customers generated 63.4% of our total net service revenue.

        In addition to providing our on-net services, we also provide Internet connectivity to customers that are not located in buildings directly connected to our network. We serve these off-net customers using other carriers' facilities to provide the "last mile" portion of the link from our customers' premises to our network. For the year ended December 31, 2004, our off-net customers generated 25.9% of our total net service revenue.

        We also operate 30 data centers comprising over 330,000 square feet throughout North America and Europe that allow customers to colocate their equipment and access our network, and from which we provide our managed modem service.

Competitive Advantages

        We believe we address many of the IP data communications needs of small and medium-sized businesses, communications service providers and other bandwidth-intensive organizations by offering them high-quality Internet service at attractive prices.

        Low Cost of Operation.    We offer a streamlined set of products on an integrated network that operates on a single protocol. Our network design allows us to avoid many of the costs associated with circuit-switched networks related to provisioning, monitoring and maintaining multiple transport protocols. Our low cost of operation gives us greater pricing flexibility and an advantage in a competitive environment characterized by falling Internet access prices.

        Independent Network.    Our on-net service does not rely on infrastructure controlled by local incumbent telephone companies. We provide the entire network, including the last mile and the in-building wiring to the customer's suite. This gives us more control over our service, quality and pricing and allows us to provision services more quickly and efficiently. We are typically able to activate customer services in one of our on-net buildings in fewer than nine days.

        High Quality, Reliable Service.    We are able to offer high-quality Internet service due to our network, which was designed solely to transmit IP data, and dedicated intra-city bandwidth for each customer. This design increases the speed and throughput of our network and reduces the number of data packets dropped during transmission. During 2004, our network averaged 99.99% customer connection availability.

        Low Capital Cost to Grow Our Business.    We have incurred relatively minimal indebtedness in growing our business because of our network design of using Internet routers without additional legacy equipment and our strategy of acquiring optical fiber from the excess capacity in existing networks. Our network was designed to handle traffic transmitted at the full capacity of ports connecting it to customers. Those ports are currently handling traffic at 2% of their aggregate capacity. Consequently, we believe that our network can accommodate substantial traffic growth without having to incur substantial capital expenditures.

        Experienced Management Team.    Our senior management team is composed of seasoned executives with extensive expertise in the telecommunications industry as well as knowledge of the markets in which we operate. The members of our senior management team have an average of 19 years of experience in the telecommunications industry. Our senior management team has designed and built our network, led the integration of our network assets, customers and service offerings we acquired through 13 acquisitions and guided us through the recent telecommunications industry downturn.

Our Strategy

        We intend to become the leading provider of high quality Internet access and IP communications services and to increase our profitability and cash flow. The principal elements of our strategy include:

        Focus on Providing Low-Cost, High-Speed Internet Access and IP Connectivity.    We intend to further load our high-capacity network to respond to the growing demand for high-speed Internet service generated by bandwidth-intensive applications such as streaming media, online gaming, IP telephony, remote data storage, distributed computing and virtual private networks. We intend to do so by continuing to offer our high-speed and high-capacity services at competitive prices.

        Pursuing On-Net Customer Growth.    We intend to increase usage of our network and operational infrastructure by adding customers in our existing on-net buildings, as well as adding buildings to our network, particularly in Europe.

        Selectively Pursuing Acquisition Opportunities.    In addition to adding customers through our sales and marketing efforts, we will continue to seek out acquisition opportunities that increase our customer base, allowing us to take advantage of the unused capacity of our network and add revenues with minimal incremental costs. We may also make additional acquisitions to add network assets at attractive prices.

Our Network

        Our network is comprised of in-building riser facilities, metropolitan optical networks, metropolitan traffic aggregation points and inter-city transport facilities. We deliver a high level of technical performance because our network is optimized for Internet protocol traffic. It is more reliable and less costly for IP traffic than networks built as overlays to traditional telephone networks.

        Our network serves 80 metropolitan markets in North America and Europe and encompasses:

  •
  over 800 multi-tenant office buildings strategically located in commercial business districts;

  •
  over 220 carrier-neutral Internet aggregation facilities, data centers and single-tenant buildings;

  •
  over 160 intra-city networks consisting of over 8,600 fiber miles;

  •
  an inter-city network of more than 22,000 fiber route miles; and

  •
  three leased high-capacity transatlantic circuits connecting the North American and European portions of our network.

        We have created our network by purchasing optical fiber from carriers with large amounts of unused fiber and directly connecting Internet routers to the existing optical fiber national backbone. We have expanded our network through key acquisitions of financially distressed companies or their assets at a significant discount to their original cost. Due to our network design and acquisition strategy, we believe we are positioned to grow our revenue and increase profitability with minimal incremental capital expenditures.

Inter-city Networks

        The North American portion of our inter-city network consists of two strands of optical fiber that we have acquired from WilTel Communications and 360networks under pre-paid IRUs. The WilTel fiber route is approximately 12,500 miles in length and runs through all of the metropolitan areas that we serve with the exception of Toronto, Ontario. We have the right to use the WilTel fiber through 2020 and may extend the term for two five-year periods without additional payment. To serve the Toronto market, we lease two strands of optical fiber under pre-paid IRUs from affiliates of 360networks. This fiber runs from Buffalo to Toronto. The 360networks IRUs expire in 2020, after which title to the fiber is to be transferred to us. While the IRUs are pre-paid, we pay WilTel and affiliates of 360networks to maintain their respective fibers during the period of the IRUs. We own and maintain the electronic equipment that transmits data through the fiber. That equipment is located approximately every 40 miles along the network and in our metropolitan aggregation points and the on-net buildings we serve.

        In Spain we have approximately 1,300 route miles of fiber secured from La Red Nacional de los Ferrocarriles Espanoles. We have the right to use this fiber pursuant to an IRU that expires in 2012. In France, the United Kingdom, Belgium, the Netherlands and Switzerland, we have approximately 5,400 route miles of fiber secured from Neuf Telecom and Telia. We have the right to use the Neuf Telecom fiber pursuant to an IRU that expires in 2020. In Germany and Austria, we have approximately 1,800 route miles of fiber secured from MTI and Telia. We have the right to use the MTI fiber pursuant to an IRU that expires in 2019. We have the right to use all of our Telia fiber pursuant to an IRU expiring in 2011 with an option to extend to 2019.

Intra-city Networks

        In each North American metropolitan area in which we provide high-speed on-net Internet access service, our backbone network is connected to a router connected to one or more of our metropolitan optical networks. We create our intra-city networks through IRUs of optical fiber from carriers with large amounts of unused capacity. These metropolitan networks also consist of optical fiber that runs from the central router in a market into routers located in on-net buildings. The metropolitan fiber runs in a ring architecture, which provides redundancy so that if the fiber is cut data can still be transmitted to the central router by directing traffic in the opposite direction around the ring. The router in the building provides a connection to each on-net customer.

        The European intra-city networks for Internet access service use essentially the same architecture as in North America, with fiber rings connecting routers in each on-net building we serve to a central router. While these intra-city networks were originally built as legacy networks providing point-to-point services, we are using excess capacity on these networks to implement our IP network.

        Within the North American cities where we offer off-net Internet access service, we lease circuits, typically T1 lines, from telecommunications carriers, primarily local telephone companies, to provide the last mile connection to the customer's premises. Typically, these circuits are aggregated at various locations in those cities onto higher-capacity leased circuits that ultimately connect the local aggregation route to our network. In Europe, we offer off-net Internet access service through leased E1 lines and we have begun to deploy off-net aggregation equipment across our network.

In-Building Networks

        We connect our routers to a cable containing 12 to 288 optical fiber strands that typically run from the basement of the building through the building riser to the customer location. Service for customers is initiated by connecting a fiber optic cable from a customer's local area network to the infrastructure in the building riser. The customer then has dedicated and secure access to our network using an

Ethernet connection. Ethernet is the lowest cost network connection technology and is used almost universally for the local area networks that businesses operate.

Internetworking

        The Internet is an aggregation of interconnected networks. We interconnect our network with over 420 other ISPs at approximately 40 locations. We interconnect our network through public and private peering arrangements. Public peering is the means by which ISPs have traditionally connected to each other at central, public facilities. Larger ISPs also exchange traffic and interconnect their networks by means of direct private connections referred to as private peering.

        Peering agreements between ISPs are necessary in order for them to exchange traffic. Without peering agreements, each ISP would have to buy Internet access from every other ISP in order for its customer's traffic, such as email, to reach and be received from customer's of other ISPs. We are considered a Tier 1 ISP and, as a result, have settlement-free peering arrangements with most other providers. This allows us to exchange traffic with those ISPs without payment by either party. In such arrangements, each party exchanging traffic bears its own cost of delivering traffic to the point at which it is handed off to the other party. We also engage in public peering arrangements in which each party also pays a fee to the owner of routing equipment that operates as the central exchange for all the participants. We do not treat our settlement-free peering arrangements as generating revenue or expense related to the traffic exchanged. Where we do not have a public or private settlement-free peering connection with an ISP, we exchange traffic through an intermediary, whereby such intermediary receives payment from us. Less than 2% of our traffic is handled this way.

Network Management and Control

        Our primary network operations centers are located in Washington, D.C. and Frankfurt. These facilities provide continuous operational support in both North America and Europe. Our network operations centers are designed to immediately respond to any problems in our network. To ensure the quick replacement of faulty equipment in the intra-city and long-haul networks, we have deployed field engineers across North America and Europe. In addition, we have maintenance contracts with third party vendors that specialize in optical and routed networks.

Our Services

        We offer high-speed Internet access and IP connectivity to small and medium-sized businesses, communications providers and other bandwidth-intensive organizations located in North America and Europe.

        The table below shows our primary service offerings:

On-Net Services	Bandwidth (Mbps)
Fiber500	0.5
Two Meg	2.0
Fast Ethernet	100
Gigabit Ethernet	1,000 and up
Colocation with Internet Access	2 to 1,000
Point-to-Point	1.5 to 10,000
Off-Net Services
T1 or E1	1.5 or 2.0
T3 or E3	45 or 34
Other Services
Managed modem service	NA

        We offer on-net services in 36 metropolitan markets and over 990 buildings of which more than 893 are located in North America and 99 in Europe. Our most popular on-net service in North

America is our Fast Ethernet service. We offer our Fast Ethernet service at $1,000 a month to our small and medium-sized business customers. We believe that, on a per-Megabit basis, this service offering is one of the lowest priced in the marketplace. The European portion of our network was historically used to offer point-to-point services. We acquired and re-architected this network to begin offering our IP-based services in Europe. We also offer colocation services in 30 locations in North America and Europe. This on-net service offers Internet access combined with equipment rack space in a Cogent facility, allowing the customer to locate a server or other equipment at that location and connect to our Internet service. We emphasize the sale of on-net services because sales of these services generate higher gross profit margins.

        We offer off-net services to customers not located in our on-net buildings. These services are provided in 36 metropolitan markets in North America and Europe. These services are generally provided to small and medium-sized businesses.

        We offer customers point-to-point connections in North America and Europe that allow customers to connect geographically dispersed local area networks in a seamless manner. This is called Layer 2 service in the industry.

        In North America we offer our managed modem service. This service is offered to larger businesses and other Internet service providers that serve individuals that dial in to the Internet. The business or ISP is our customer for this service. Individuals make use of the dial-in access through arrangements with the business or ISP.

        We support a number of non-core services assumed with certain of our acquisitions. These services include email service, dial-up Internet, shared web hosting and voice services in Toronto, Canada, managed web hosting, point-to-point services. For the year ended December 31, 2004, these services accounted for approximately 10.7% of our revenue; however, we do not actively market all such non-core services because these services do not take advantage of our network assets. We expect the revenue from these non-core services to decline. We expect the growth of our on-net and off-net Internet services to compensate for this loss.

Sales and Marketing

        We employ a relationship-based sales and marketing approach. We believe this approach and our commitment to customer service increases the effectiveness of our sales efforts. We market our services through four primary sales channels as summarized below:

        Direct Sales.    As of March 15, 2005, our direct sales force included 66 full-time employees focused solely on acquiring and retaining on-net customers. Each member of our direct sales force is assigned a specific market or territory, based on customer type and geographic location. Of these direct sales force employees, 54 have individual quota responsibility. Direct sales personnel are compensated with a base salary plus quota-based commissions and incentives. Each net-centric sales professional is assigned all of the on-net carrier-neutral facilities in a major metropolitan area. We use a customer relationship management system to efficiently track activity levels and sales productivity in particular geographic areas. Furthermore, our sales personnel work through direct face-to-face contact with potential customers in, or intending to locate in, on-net buildings. Through agreements with building owners, we are able to initiate and maintain personal contact with our customers by staging various promotional and social events in our on-net buildings.

        Telesales.    As of March 15, 2005, we employed 15 full-time outbound telemarketing sales personnel in Herndon, Virginia. Of these telesales employees, 12 have individual quota responsibility and two are assigned to customer retention. Telesales personnel are compensated with a base salary plus quota-based commissions and incentives.

        Agent Program.    In the fall of 2004, we launched an agent program as an alternate channel to distribute our products and services. The agent program consists of value-added resellers, IT consultants, and smaller telecom agents, who are managed by our direct sales personnel, and larger national or regional companies whose primary business is to sell telecommunications, data, and Internet services. The agent program includes over 60 agents and started generating revenues for us towards the end of 2004.

        Marketing.    As a result of our direct sales approach, we have generally not spent funds on television, radio or print advertising. Our marketing efforts are designed to drive awareness of our products and services, identify qualified leads through various direct marketing campaigns and provide our sales force with product brochures, collateral materials and relevant sales tools to improve the overall effectiveness of our sales organization. In addition, we conduct public relations efforts focused on cultivating industry analyst and media relationships with the goal of securing media coverage and public recognition of our Internet communications services. Our marketing organization also is responsible for our product strategy and direction based upon primary and secondary market research and the advancement of new technologies.

Competition

        We face competition from incumbent carriers, Internet service providers and facilities-based network operators, many of whom are much bigger than us, have significantly greater financial resources, better-established brand names and large, existing installed customer bases in the markets in which we compete. We also face competition from other new entrants to the communications services market. Many of these companies offer products and services that are similar to our products and services, and we expect the level of competition to intensify in the future. Unlike some of our competitors, we do not have title to most of the dark fiber that makes up our network. Our interests in that dark fiber are in the form of long-term leases or IRUs obtained from their title holders. We are reliant on the maintenance of such dark fiber to provide our on-net services to customers. We are also dependent on third-party providers, some of whom are our competitors, for the provision of lines to our off-net customers.

        We believe that competition is based on many factors, including price, transmission speed, ease of access and use, breadth of service availability, reliability of service, customer support and brand recognition. Because our fiber optic networks have been recently installed compared to those of the incumbent carriers, our state-of-the-art technology may provide us with cost, capacity, and service quality advantages over some existing incumbent carrier networks; however, our network may not support some of the services supported by these legacy networks, such as circuit-switched voice and frame relay. While the Internet access speeds offered by traditional ISPs typically do not match our on-net offerings, these slower services usually are priced lower than our offerings and thus provide competitive pressure on pricing, particularly for more price-sensitive customers. Additionally, some of our competitors have recently emerged from bankruptcy. Because the bankruptcy process allows for the discharge of debts and rejection of certain obligations, we may have less of an advantage with respect to these competitors. These and other downward pricing pressures have diminished, and may further diminish, the competitive advantages that we have enjoyed as the result of our service pricing.

Employees

        As of March 15, 2005, we had 296 employees. Twenty-four of our employees in France are represented by a works counsel and a union. We believe at this time that we have satisfactory relations with our employees.

Properties

        We own no material real property in North America. We lease our headquarters facilities consisting of approximately 15,370 square feet in Washington, D.C. We also lease approximately 262,000 square feet of space in 42 locations to house our colocation facilities, regional offices and operations centers. The lease for our headquarters is with an entity controlled by our Chief Executive Officer. The lease is year-to-year on market terms, and we anticipate that we will be able to renew this lease on substantially the same terms upon its expiration on August 31, 2006. The terms of our other leases generally are for ten years with two five-year renewal options. We believe that these facilities are generally in good condition and suitable for our operations. In addition to the above leases, we also have, from our acquisitions, leases for approximately 84,000 square feet of office space in 10 locations. Eight of these locations are currently sublet to third parties. Two are currently being marketed for sublease.

        Through the acquisition of our French and Spanish subsidiaries in January, 2004, we acquired three properties in France. All three properties are data centers and points-of-presence, or POP, facilities ranging in size from 11,838 to 18,292 square feet. We believe that the current market value of these properties is 5.1 million euros or approximately $6.7 million. On March 30, 2005, we sold one of the three properties, located in Lyon, France, for net proceeds of approximately $5.1 million. Through our European subsidiaries, we also lease approximately 204,000 square feet of space in office buildings and data centers to house our colocation facilities, regional offices and operations centers. Approximately 174,000 square feet of the total are used for active POP locations, which house our network equipment and provide colocation space for our customers and have an average size of 9,000 square feet. The terms of these leases generally are for nine years with an opportunity to terminate the lease every three years. Much of the general office space and non-active POP locations are currently on the market to be sublet to third parties. We believe that these facilities are generally in good condition and suitable for our operations.

Legal Proceedings

        We are involved in legal proceedings in the normal course of our business that we do not expect to have a material adverse affect on our business, financial condition or results of operations.

Regulation

        In the United States, the Federal Communications Commission (FCC) regulates common carriers' interstate services and state public utilities commissions exercise jurisdiction over intrastate basic telecommunications services. Our Internet service offerings are not currently regulated by the FCC or any state public utility commission. However, as we expand our offerings we may become subject to regulation in the U.S. at the federal and state levels and in other countries. The offerings of many of our competitors and vendors, especially incumbent local telephone companies, are subject to direct federal and state regulations. These regulations change from time to time in ways that are difficult for us to predict.

        There is no current legal requirement that owners or managers of commercial office buildings give access to competitive providers of telecommunications services, although the FCC does prohibit carriers from entering contracts that restrict the right of commercial multiunit property owners to permit any other common carrier to access and serve the property's commercial tenants.

        Our subsidiary, Cogent Canada, offers voice and Internet services in Canada. Generally, the regulation of Internet access services and competitive voice services has been similar in Canada to that in the U.S. in that providers of such services face fewer regulatory requirements than the incumbent local telephone company. This may change. Also, the Canadian government has requirements limiting foreign ownership of certain telecommunications facilities in Canada. We are not subject to these restrictions today. We will have to comply with these to the extent these regulations change and to the extent we begin using facilities in a manner that subjects us to these restrictions.

        Our newly acquired European subsidiaries operate in a more highly regulated environment for the types of services they provide. In many Western European countries, a national license is required for the provision of data and Internet services. In addition, our subsidiaries operating in member countries of the European Union are subject to the directives and jurisdiction of the European Union. We believe that each of our subsidiaries has the necessary licenses to provide its services in the markets where it operates today. To the extent we expand our operations or service offerings in Europe or other new markets, we may face new regulatory requirements.

        The laws related to Internet telecommunications are unsettled and there may be new legislation and court decisions that may affect our services and expose us to liability.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information concerning our directors and executive officers as of March 31, 2005.

Name	Age	Position
Dave Schaeffer	48	Chairman of the Board of Directors and Chief Executive Officer
R. Reed Harrison III	56	President and Chief Operating Officer
Thaddeus Weed	44	Chief Financial Officer
Robert Beury, Jr.	51	Chief Legal Officer
R. Brad Kummer	56	Chief Technology Officer and Vice President of Optical Transport Engineering
Timothy O'Neill	49	Vice President of Field Engineering
Mark Schleifer	36	Vice President of IP Engineering
Vincent Teissier	37	Director of European Sales
Jeff Karnes	33	Vice President of Corporate Sales
Andrew Hathaway	39	Vice President of NetCentric Sales
Warren Thrasher	58	Vice President of Global Customer Network Operations and Chief Information Officer
Liran Gordon	45	Vice President of Business Development
Edward Glassmeyer	63	Director
Steven Brooks	53	Director
Kenneth D. Peterson, Jr.	52	Director
Jean-Jacques Bertrand	52	Director
Erel Margalit	44	Director
Michael Carus	38	Director
Timothy Weingarten	29	Director

        Dave Schaeffer founded our company in August 1999 and is the Chairman of the board of directors and Chief Executive Officer. Prior to founding the company, Mr. Schaeffer was the founder of Pathnet, Inc., a broadband telecommunications provider, where he served as Chief Executive Officer from 1995 until 1997 and as Chairman from 1997 until 1999. Mr. Schaeffer has been a director since 1999.

        R. Reed Harrison III joined us in July of 2004 and serves as President and Chief Operating Officer. Prior to joining us, Mr. Harrison served as Senior Vice President Worldwide Network Engineering and Operations for AT&T, where he held a variety of senior management positions beginning in 1996. During the twelve years prior to that time, Mr. Harrison served in senior management positions, including President of the GTE Global Business Unit for AT&T Network Systems and Bell Laboratories.

        Thaddeus Weed joined us in February 2000 and served as Vice President and Controller until May 2004 when he became our Chief Financial Officer. From 1997 to 1999, Mr. Weed served as Senior Vice President of Finance and Treasurer at Transaction Network Services where Mr. Weed undertook a broad range of financial management responsibilities. These responsibilities included financial planning, forecasting, budgeting, financial modeling, acquisition, and international expansion strategies and pro-forma analyses. From 1987 to 1997, Mr. Weed was employed at Arthur Andersen LLP where he served as Senior Audit Manager.

        Robert Beury, Jr. joined us in September 2000 and serves as Chief Legal Officer. Prior to joining us, Mr. Beury served as Deputy General Counsel of Iridium LLC, a mobile satellite service provider, from

1994 to 2000. From 1987 to 1994 Mr. Beury was General Counsel of Virginia's Center for Innovative Technology, a non-profit corporation set up to develop the high tech industry in Virginia.

        R. Brad Kummer joined us in February 2000 and serves as Vice President of Optical Transport Engineering and Chief Technology Officer. Mr. Kummer spent the 25 years prior to joining us at Lucent Technologies (formerly Bell Laboratories), where he served in a variety of research and development and business development roles relating to optical fibers and systems. In his most recent work at Lucent, he was responsible for optical fiber systems engineering for long haul and metropolitan dense wavelength division multiplexing systems.

        Timothy O'Neill joined us in January 2001 and serves as the Vice President of Field Engineering. He is responsible for network construction and provisioning. From 1999 to 2001, Mr. O'Neill was employed at @Link Networks, Inc. where he served as Chief Network Officer. While at @Link Networks, Inc., Mr. O'Neill was responsible for engineering, implementing and operating an integrated communications network.

        Mark Schleifer joined us in October 2000 and serves as Vice President of IP Engineering. From 1994 to 2000, Mr. Schleifer served as Senior Director, Network Engineering at DIGEX/Intermedia, Incorporated, a provider of high-end managed Web and application hosting services. At DIGEX/Intermedia, Mr. Schleifer managed the Network Engineering group, Capacity Planning group, and Research and Development group. He was responsible for all technical aspects of initiating customer service, network troubleshooting, field installations, and new equipment testing for the leased line business. Mr. Schleifer also coordinated peering and backbone circuit deployment to maintain network throughput and availability.

        Jeff Karnes joined us in May of 2004 and serves as Vice President of Corporate Sales. Prior to joining us, Mr. Karnes served Vice President of Regional Sales at UUNet division of MCI Communications, where he had served in a number of positions in the sales organization since joining UUNet in 1995.

        Andrew Hathaway joined us in June of 2002 and serves as the Vice President of NetCentric Sales. Prior to joining us, Mr. Hathaway served four years as Vice President and General Manager East Region for Teligent, Inc. a fixed wireless facilities based CLEC and 9 years with Metropolitan Fiber Systems, Inc.

        Vincent Teissier joined us in January 2004 as Managing Director France and now heads our sales activities in Europe. Prior to that, Mr. Teissier was Managing Director of LambdaNet Communications France, pan-european telecommunications / IP provider, since its inception in January 2000. Mr. Teissier also held various positions within European facilities-base alternative service providers, such as 9 Telecom in France as head of interconnection and otelo in Germany as technical manager, and with the telecommunications equipment supplier Philips in Nuremberg, Germany as product manager for transmission systems.

        Warren Thrasher joined us in August 2004 and serves as Vice President of Global Customer Network Operations and Chief Information Officer. Prior to joining us, he was Director of Network Engineering and Operations at AT&T, leading the expansion of its Mid-Atlantic network build-out. Mr. Thrasher has over 30 years experience in telecom at AT&T, Qwest, Bell South, and Bellcore (now part of Science Applications International Corporation). As Vice President at AT&T and a General Manager at BellSouth, he planned and executed the restructuring of large multi-functional organizations to reduce costs, improve quality, and shorten cycle times.

        Liran Gordon joined us in May 2004 and serves as Vice President of Business Development. He is responsible for revenue-creating initiatives from new sources, including channels, services, and products. Prior to joining us, Mr. Gordon served as Vice President of Business Development and General Counsel of three venture-funded start-up technology companies: Conxion Corp., Ardent

Communications, Inc., and Zephion Networks, which filed for bankruptcy in June 2001. Previously, Mr. Gordon served as Vice President of Business Development at Cable and Wireless USA.

        Edward Glassmeyer has served on our board of directors since 2000. Mr. Glassmeyer was with Citicorp Venture Capital from 1968 to 1970 and The Sprout Capital Group, where he was Managing Partner from 1971 to 1974. He co-founded Charter Oak Enterprises, a merchant bank, in 1974. Today, Mr. Glassmeyer serves on the board of directors of a number of portfolio companies of Oak Investment Partners, a venture capital firm that he co-founded in 1978. He was a founding director of the National Venture Capital Association in 1973, and has served two terms as an Overseer of The Amos Tuck School of Business at Dartmouth College since July 1996.

        Steven Brooks has served on our board of directors since October 2003. Mr. Brooks currently serves as Managing Partner of BCP Capital Management, which he co-founded in 1999. From 1997 until 1999, Mr. Brooks headed the technology industry mergers and acquisition practice at Donaldson, Lufkin & Jenrette. Previously, Mr. Brooks held a variety of positions in the investment banking and private equity fields, including: Head of Global Technology Banking at Union Bank of Switzerland, Managing Partner of Corporate Finance at Robertson Stephens, founder and Managing Partner of West Coast technology investment banking at Alex Brown & Sons, and Principal at Rainwater, Inc., a private equity firm in Fort Worth, Texas. Mr. Brooks is a member of the Board of Directors of VERITAS Software Corporation, Pharsight Corporation and Proxim Corporation, as well as a number of private companies.

        Kenneth D. Peterson, Jr. has served on our board of directors since November 2004. Mr. Peterson has been the Chairman and Chief Executive Officer of Columbia Ventures Corporation since its inception in 1988. Prior to 1988, Mr. Peterson was engaged in private legal practice. He is a member of the board of directors of American Capital Strategies and the non-profit Washington Policy Center.

        Jean-Jacques Bertrand has served on our board of directors since April 2004. Mr. Bertrand has been Managing Partner of BNP Private Equity SA since 1998 and led the telecommunications and media group of BNP SA from 1990 to 1998. Prior to that, Mr. Bertrand held senior management functions with France Telecom and was appointed special adviser to the French Minister of Communications. He sits on the board of directors of Group Multitel SA and Musiwave SA.

        Erel Margalit has served on our board of directors since 2000. Mr. Margalit has been Managing General Partner of Jerusalem Venture Partners since August 1997. He was a general partner of Jerusalem Pacific Ventures from December 1993 to August 1997. From 1990 to 1993, Mr. Margalit was Director of Business Development of the City of Jerusalem. Mr. Margalit is a director of CyOptics, Inc., Sepaton, Inc., Native Networks, Ltd. and Cyber-Ark Software, Inc. Mr. Margalit, in his capacity as director of a company in Israel, is the subject of a proceeding in which the tax authorities have alleged that the company (which is unrelated to us) failed to pay certain taxes. The proceeding is classified as criminal under the laws of Israel.

        Michael Carus has served on our board of directors since October 2003. Mr. Carus has been a general partner of Jerusalem Venture Partners since July 2001. Prior to joining Jerusalem Venture Partners, Mr. Carus served as the Executive Vice President, Chief Operating Officer and Chief Financial Officer at Fundtech, Inc. from May 1997 to July 2001. Prior to that, Mr. Carus held various senior management positions at Geotek Communications, Inc., from May 1995 to May 1997, and he was a CPA and Manager of Business Assurance at Coopers and Lybrand from August 1988 to May 1995. Mr. Carus is a director of Bristol Technology, Inc., Oblicore LTD, Teleknowledge LTD, Sphera, Inc. and Bridgewave Communications, Inc.

        Timothy Weingarten has served on our board of directors since October 2003. Mr. Weingarten is a partner at Worldview Technology Partners, and from 1996 to 2000 was a member of the telecom equipment research group at Robertson Stephens and Company. Mr. Weingarten is also a member of the board of directors of Force10 Networks, Visage Mobile, Movaz Networks, and Avvenu Inc.

        Each of our directors has been elected as a member of the board of directors pursuant to an agreement among our company and certain of our stockholders who invested in our preferred stock, whereby we have agreed to nominate certain designees to the board of directors and such stockholders have agreed to vote for such designees.

Board of Directors and Officers

        Our board of directors currently consists of eight directors. Messrs. Glassmeyer, Margalit, Carus, Bertrand, Brooks and Weingarten are independent as the term is defined in Section 121(A) of the listing standards of the American Stock Exchange.

        Our directors may be removed either with or without cause at any meeting of our stockholders by a majority vote of those stockholders represented and entitled to vote at such meeting. However, pursuant to our Sixth Amended and Restated Stockholders' Agreement, certain of our stockholders that currently have the voting power to determine the outcome of such a vote have agreed not to vote to remove any member of the board of directors unless the party that designated that member for nomination to the board of directors also votes to remove that member, and in the case that such nominating party votes to remove its designee, such other stockholders have agreed to vote to remove the designee. The stockholders agreement will be terminated at the completion of this offering.

    Committees of our Board of Directors

        Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and its audit and compensation committees. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

        Audit Committee.    Our board of directors has established an audit committee. The audit committee consists of Messrs. Carus, Glassmeyer and Margalit, each of whom is "independent", as the term is defined in Section 121(A) of the listing standards of the American Stock Exchange and Rule 10A-3 of the Securities Exchange Act of 1934, as amended. Each member of the audit committee is able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement. Our board of directors has determined that Mr. Carus is "financially sophisticated" as that term is defined in Section 121(A) of the listing standards of the American Stock Exchange and Rule 10A-3 of the Securities Exchange Act of 1934, as amended and is an "audit committee financial expert" as defined by the rules and regulations of the SEC. Our board of directors has adopted an audit committee charter meeting the applicable standards of the American Stock Exchange.

        The audit committee meets periodically with management and our independent accountants to review their work and confirm that they are properly discharging their respective responsibilities. The audit committee also:

  •
  appoints the independent auditor to audit our financial statements and perform services related to the audit;

  •
  pre-approves any permitted audit or non-audit services performed by our independent auditor;

  •
  establishes the scope of the audit with management, the independent auditor and the internal auditor;

  •
  reviews with management and the independent auditor the results of the audit, the adequacy of the internal accounting control procedures and any major issues regarding accounting principles;

  •
  discusses with the independent auditor any matters required to be discussed pursuant to Statement on Auditing Standards No. 61, "Communication with Audit Committees"; and

  •
  confirms the independence of our auditor.

        Compensation Committee.    The compensation committee, established by our board of directors, currently consists of Messrs. Margalit, Glassmeyer and Brooks, each of whom is independent as the term is defined in Section 121(A) of the listing standards of the American Stock Exchange. The compensation committee administers our stock-based compensation plans, reviews management recommendations with respect to option grants, and takes other actions as may be required in connection with our compensation and incentive plans.

        Director Nominations.    We did not have a standing nominating committee or a committee performing a similar function in 2004. Historically, the board of directors has not considered a nominating committee necessary in that there have been few vacancies on our board, and vacancies have been filled either through discussions between our Chief Executive Officer and the other members of the board of directors or pursuant to the terms of our stockholders agreement.

        Other than pursuant to our stockholders agreement, we have not received director candidate recommendations from our stockholders and we do not have a formal policy regarding consideration of such recommendations. However, any recommendations received from stockholders will be evaluated in the same manner that potential nominees suggested by board members, management or other parties are evaluated. We do not intend to treat stockholder recommendations in any manner different from other recommendations.

        Our board of directors has not adopted a policy with respect to minimum qualifications for board members. With respect to each individual vacancy, the board of directors has determined the specific qualifications and skills required to fill that vacancy and to complement the existing qualifications and skills of the other members of the board of directors.

        Historically, we have not engaged third parties to assist in identifying and evaluating potential nominees, but would do so in those situations where particular qualifications are required to fill a vacancy and the board of directors is not otherwise able to identify an appropriate pool of candidates.

    Director Compensation

        We do not compensate our board members for their participation on our board of directors.

    Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or compensation committee.

    Codes of Business Conduct and Ethics

        Our board of directors has adopted a Code of Business Conduct and Ethics applicable to all of our officers, directors and employees including our Chief Executive Officer, Chief Financial Officer and other senior financial officers in accordance with applicable rules and regulations of the SEC and the American Stock Exchange.

Executive Compensation

        The following table sets forth summary information concerning the cash and non-cash compensation we paid during the fiscal years ended December 31, 2002, 2003 and 2004 to our Chief Executive Officer and each of our other four most highly compensated executive officers whose compensation exceeded $100,000 for fiscal year 2004. We refer to these individuals as our named executive officers.

Long-Term Compensation Awards
Name and Principal Position	Year	Annual Compensation (Salary)	Restricted Stock Awards ($)(1)		Securities Underlying Options (#)(2)
Dave Schaeffer Chairman and Chief Executive Officer	2004 2003 2002	$250,000 250,000 250,000	$	— 6,377,823 —	576,923 — —
Mark Schleifer Vice President, IP Engineering	2004 2003 2002	208,000 208,000 208,000		— 105,113 —	9,615 — —
Robert Beury, Jr. Chief Legal Officer	2004 2003 2002	200,000 200,000 197,333		— 105,113 —	13,462 — —
R. Brad Kummer Chief Technology Officer	2004 2003 2002	190,000 190,000 190,000		— 105,113 —	13,462 — —
R. Reed Harrison President and Chief Operating Officer(3)	2004 2003 2002	187,500 — —		— — —	324,115 — —

(1)
Restricted stock awards were made pursuant to the 2003 Incentive Award Plan, whereby shares of Series H preferred stock were granted to our employees based upon the number of options held to purchase common stock, as discussed in more detail under "Management—Equity Plans." The dollar value of such shares, as reflected here, assumes a per share value of the Series H preferred stock equal to its liquidation value of approximately $169 per share. All shares of Series H preferred stock converted into shares of our common stock in the equity conversion.
(2)
Options were originally granted for Series H preferred stock. Securities amounts shown reflect options for common stock subsequent to the equity conversion and the reverse stock split.
(3)
R. Reed Harrison began employment with us on July 1, 2004 at an annual salary of $275,000. This amount includes his salary from that date plus a $50,000 moving allowance.

2004 Options Values

        The following table sets forth information regarding options to purchase our common stock unexercised and outstanding as of December 31, 2004 and options granted to our named executive officers in the year ended December 31, 2004. Our named executive officers did not exercise any options during 2004. Also included is the value and number of unexercised options held as of December 31, 2004 by such named executive officers:

  •
  The value of the unexercised options is based on the last reported sale price of our common stock on April 6, 2005 of $10.84 per share.

  •
  "Exercise" means an employee's acquisition of shares of common stock which have already vested, "exercisable" means options to purchase shares of common stock which are subject to exercise and "unexercisable" means all other options to purchase shares of common stock.

	Number of Securities Underlying Unexercised Options(#)
			Value of Unexercised Options($)
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
Dave Schaeffer	—	576,923	$—	$6,253,696
Mark Schleifer	—	9,615	$—	$104,228
Robert Beury, Jr.	—	13,462	$—	$145,920
R. Brad Kummer	—	13,462	$—	$145,920
R. Reed Harrison III	33,731	290,385	$163,256	$1,405,456

2004 Option/SAR Grants

	Number of securities underlying option/SARS granted (#)(1)	Percent of total options/SARs granted to employees in fiscal year			Potential Realizable Value At Assumed Annual Rates of Appreciation for Option Term
Name			Exercise price ($/Share)	Expiration date
					5%	10%
Dave Schaeffer(2)	576,923	54.5%	(5)	9/8/2014	$6,578,078	$10,474,579
Mark Schleifer(3)	9,615	0.9	(5)	9/8/2014	$109,635	$174,576
Robert Beury, Jr.(3)	13,462	1.3	(5)	9/8/2014	$153,488	$244,407
R. Brad Kummer(3)	13,462	1.3	(5)	9/8/2014	$153,488	$244,407
R. Reed Harrison III(4)	324,115	30.6	$6.00	7/1/2014	$1,223,011	$3,099,349

(1)
Options were originally granted for Series H preferred stock. Securities amounts shown reflect options for common stock subsequent to the equity conversion and the reverse stock split.

(2)
Mr. Schaeffer's options vest fully on November 1, 2006.

(3)
Options vest 25% on June 1, 2005 and the remainder vesting in equal amounts monthly over 36 months.

(4)
Mr. Harrison's options vest monthly in equal amounts over 48 months starting on August 1, 2004.

(5)
Options originally had an exercise price of $0.01 per share of Series H preferred stock. After the equity conversion and giving effect to the reverse stock split, the options are exercisable for shares of common stock at an exercise price of $0.00026 per share.

Employment Agreements

        Dave Schaeffer Employment Agreement.    Dave Schaeffer has an employment agreement that provides for a minimum annual salary of $250,000 for his services as Chief Executive Officer. He also receives all of our standard employee benefits and a life insurance policy with a death benefit of $2 million. If he is discharged without cause or resigns for good reason, he is entitled to a lump sum amount equal to his annual salary at the time and continuation of his benefits for one year. If he is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, he is entitled to additional payment to reimburse him for all taxes, up to a maximum additional payment of 20% of the amount subject to tax. The agreement also provides that failure to elect Mr. Schaeffer's designees to the board of directors, as provided in the Sixth Amended and Restated Stockholder Agreement, constitutes a material breach of his employment agreement. We expect that the stockholder agreement will terminate in connection with this offering. In the event of a change of control, 100% of his then unvested restricted stock and options will vest immediately.

        Mark Schleifer Employment Agreement.    Mark Schleifer's employment agreement provides for a minimum annual salary of $208,000 for his services as Vice President, IP Engineering. In the event that his employment with us is terminated without cause or constructively terminated without cause, the agreement entitles him to three months of salary and continuation of benefits for six months. In the event of a change of control the vesting of his restricted stock accelerates so that he will be 100% vested in not less than 12 months following the change of control. In the event of a change of control resulting in his termination without cause, 100% of his then restricted stock and options will vest immediately.

        Robert Beury Employment Agreement.    Robert Beury's employment agreement provides for a minimum annual salary of $196,000 for his services as Chief Legal Officer. The agreement entitles him to six months of salary and six months of benefits in the event that his employment with us is terminated without cause or constructively terminated. In the event of a change of control the vesting of his restricted stock accelerates so that he will be 100% vested in not less than 12 months following the change of control. In the event of a change of control resulting in his termination without cause, 100% of his then restricted stock and options will vest immediately.

R. Brad Kummer Employment Agreement

        R. Brad Kummer's employment agreement provides for a minimum annual salary of $190,000 for his services as Chief Technology Officer and Vice President of Optical Transport Engineering. In the event that his employment with us is terminated without cause or constructively terminated without cause, the agreement entitles him to three months salary and continuation of benefits for six months. In the event of a change of control the vesting of his restricted stock accelerates so that he will be 100% vested in not less than 12 months following the change of control. In the event of a change in control resulting in his termination without cause, 100% of his then restricted stock and options will vest immediately.

R. Reed Harrison III Employment Agreement

        R. Reed Harrison's employment agreement provides for a minimum annual salary of $275,000. The agreement entitles him to six months of salary and six months of benefits in the event that his employment with us is terminated without cause or constructively terminated. In the event of a change of control his options will be 100% vested in not less than 12 months following the change of control. In the event of a change of control resulting in his termination without cause, 100% of his then restricted stock options will vest immediately.

Equity Plans

        2000 Equity Incentive Plan.    In 1999 we adopted the 2000 Equity Incentive Plan. The principal purpose for the adoption of the 2000 Equity Incentive Plan was to attract, retain, and motivate selected officers, employees, consultants, and directors through the granting of stock-based compensation awards. The 2000 Equity Incentive Plan provided for a variety of compensation awards, including stock options, stock purchase rights and direct stock grants. Our board of directors, through the compensation committee, administered the 2000 Equity Incentive Plan with respect to all awards. The full board administered the 2000 Equity Incentive Plan with respect to options granted to independent directors, if any. Grants of equity compensation under the 2000 Equity Incentive Plan were made both to current and new officers, employees, consultants and directors based on each grantee's contributions the business as well as such grantee's anticipated contributions to our future growth and improvement. As of October 2003, we are no longer granting options under the 2000 Equity Incentive Plan.

        2003 Incentive Award Plan and Offer to Exchange.    During the third quarter of 2003, we adopted the 2003 Incentive Award Plan. We believed that adoption of the 2003 Award Plan was necessary to permit us to continue to incent our employees, consultants and directors by granting restricted stock awards as part of their overall compensation. The decision to grant shares of restricted preferred stock under the 2003 Award Plan was made in order to allow our management and employees to share in the proceeds of our sale or other liquidation when the amount of the proceeds resulted in a distribution to preferred stockholders under the liquidation provisions of the preferred stock, but were not sufficient to result in distributions to holders of our common stock. We anticipated that this structure would incent our management and employees by providing them with the possibility of reaping an economic benefit in a greater number of scenarios than would be the case if the 2003 Award Plan provided only for common stock grants.

        The compensation committee determined that each of our employees would be eligible to receive grants of Series H preferred stock under the 2003 Award Plan pursuant to an arrangement that we refer to as the offer to exchange. The number of shares granted to each employee pursuant to the offer to exchange was based on the number of options to purchase common stock granted to that employee under our 2000 Equity Incentive Plan, and in the case of our Chief Executive Officer, former Chief Financial Officer and our current Chief Financial Officer, the number of options and shares of restricted common stock held by such individuals. As a condition to participating in the offer to exchange, employees were required to relinquish all options to purchase our common stock, and in the case of our Chief Executive Officer, former Chief Financial Officer and our current Chief Financial Officer, options to purchase our common stock and the restricted common stock previously issued to them. Restrictions on transfer of shares of Series H preferred stock granted pursuant to the offer to exchange were removed with respect to 27% of the shares granted upon receipt of the shares and then in equal monthly installments over the subsequent 35 months. The Series H preferred stock granted in the offer to exchange converted into shares of common stock in the equity conversion.

        2004 Incentive Award Plan.    In 2004, we adopted our 2004 Incentive Award Plan. The 2004 Award Plan is intended to enhance and supplement the 2003 Award Plan and the awards made thereunder by broadening the types of awards that may be granted to employees and consultants and by providing for grants to directors. In addition to awards of restricted shares of common stock, the 2004 Award Plan provides us with the ability to award other equity-based incentive compensation, such as options to purchase shares of our common stock, stock appreciation rights, dividend equivalent rights, performance awards, restricted stock units, deferred stock and stock payments to employees, consultants and directors.

        The principal purpose for the adoption of the 2004 Award Plan was to promote the success of our business and enhance our value by linking the personal interests of employees, consultants and directors to our success and by providing these individuals with an incentive for outstanding performance. We believe that the 2004 Plan also gives us the flexibility to offer a variety of types of compensation and to remain competitive in recruiting and retaining qualified key personnel.

PRINCIPAL STOCKHOLDERS

        The following table provides summary information regarding the beneficial ownership of our outstanding capital stock as of March 31, 2005, without giving effect to the underwriters' exercise of the their option to purchase additional shares, for:

  •
  each person or group who beneficially owns more than 5% of our capital stock on a fully diluted basis;

  •
  each of the executive officers named in the Summary Compensation Table;

  •
  each of our directors; and

  •
  all of our directors and executive officers as a group.

        Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options currently exercisable or exercisable within 60 days of March 31, 2005 are deemed outstanding for calculating the percentage of outstanding shares of the person holding those options or shares of restricted stock, but are not deemed outstanding for calculating the percentage of any other person. Unless otherwise noted, the address for each director and executive officer is c/o Cogent Communications Group, Inc., 1015 31st Street, N.W., Washington D.C. 20007.

	Beneficial Ownership
Name of Beneficial Owner	Number of Shares Prior to this Offering	Percentage Prior to this Offering	Percentage After this Offering
Entities affiliated with Jerusalem Venture Partners Building One Mahla, Jerusalem 91487(1)	5,706,584	17.6%
Entities affiliated with Oak Investment Partners IX, LP One Gorham Island Westport, CT 06880(2)	4,739,999	14.6%
Entities affiliated with BNP Europe Telecom & Media Fund II, LP(3)	4,277,743	13.2%
Entities affiliated with Worldview Technology Partners 435 Tasso Street, #120 Palo Alto, CA 94301(4)	3,460,265	10.7%
Columbia Ventures Corporation	3,099,814	9.5%
Entities affiliated with BCP Capital (previously Broadview Capital Partners) One Maritime Plaza, Suite 2525 San Francisco, CA 94111(5)	2,166,533	6.7%
Cisco Systems Capital Corporation	3,409,986	10.5%
Dave Schaeffer(6)	1,240,788	3.8%
Erel Margalit(1)	5,706,584	17.6%
Michael Carus(1)	5,706,584	17.6%
Edward Glassmeyer(2)	4,739,999	14.6%
Jean-Jacques Bertrand(3)	4,277,743	13.2%
Timothy Weingarten(4)	3,460,265	10.7%
Steven Brooks(5)	2,166,533	6.7%
Mark Schleifer	17,000	*
Robert Beury, Jr.	17,000	*

R. Reed Harrison III(7)	81,028	*
Kenneth Peterson(8)	3,099,814	9.5%
Directors and executive officers as a group (19 persons)(9)	24,857,796	76.5%

*
Less than 1%
(1)
Includes shares held by entities affiliated with Jerusalem Venture Partners, of which Mr. Margalit is Managing General Partner and Mr. Carus is a General Partner and CFO, including: (a) JVP III, LP, (b) JVP III (Israel) LP, (c) JVP Entrepreneurs Fund LP, (d) JVP IV, LP, (e) JVP-IV-A LP, and (f) JVP IV (Israel) LP. Messrs. Margalit and Carus disclaim beneficial ownership of such shares.
(2)
Includes shares held by entities affiliated with Oak Investment Partners, of which Mr. Glassmeyer is a director, including: (a) Oak Investment Partners IX, LP, (b) Oak IX Affiliates Fund, LP, and (c) Oak IX Affiliates (Annex), LP. Mr. Glassmeyer disclaims beneficial ownership of such shares.
(3)
Includes shares held by Natio Vie Developpement3, Fonds Communde Placement a Risque, or NVD3, and BNP Europe Telecom & Media Fund II, or BNP ETMF. BNP ETMF may be deemed to beneficially own the shares owned by NVD3 by virtue of their relationship, whereby BNP Private Equity SA, or BNP PE is the management company of NVD 3 and BNP PE shares certain common directors with General Business Finance and Investments Ltd, or GBFI, the general partner of BNP ETMF. Pursuant to the terms of the merger agreement pursuant to which the Series I and Series J preferred stock were issued, Jean Jacques Bertrand became a member of the Company's board of directors. Mr. Bertrand is a member of the board of directors of BNP PE and is a director and one of the shareholders of GBFI. Mr. Bertrand disclaims beneficial ownership of the shares held by NVD3 and BNP ETMF.
(4)
Includes shares held by entities affiliated with Worldview Technology Partners, of which Mr. Weingarten is an employee, including: (a) Worldview Technology Partners III, LP, (b) Worldview Technology International III, LP, (c) Worldview Strategy III, LP, (d) Worldview III Carrier Fund, LP, (e) Worldview Technology Partners IV, LP, (f) Worldview Technology International IV, LP, and (g) Worldview Strategic Partners IV, LP. Mr. Weingarten disclaims beneficial ownership of such shares.
(5)
Includes shares held by entities affiliated with BCP Capital, of which Mr. Brooks is Managing Director, including: (a) BCI Holdings LP, (b) Broadview Holdings LLP, (c) Broadview BCPSBS Fund, (d) BCP Associates Fund LLC (previously known as Broadview Capital Partners Affiliates Fund LLC), (e) BCP General LLC (previously known as Broadview Capital Partners Management LLC), and (f) BCP Capital QPF, L.P. (previously known as Broadview Capital Partners Qualified Purchaser Fund L.P.). Mr. Brooks disclaims beneficial ownership of such shares.
(6)
Includes 14,771 shares of common stock, 8,021 of which are owned directly by Mr. Schaeffer and 6,750 shares of which are held by the Schaeffer Descendant's Trust. Mr. Schaeffer disclaims beneficial ownership of such shares. Also includes 200 shares of Series G preferred stock that converted into 196,170 shares of common stock and 26,776 shares of Series H preferred stock that converted into 1,029,846 shares of common stock.
(7)
Includes options for 2,107 shares of Series H preferred stock that converted into options for 81,028 shares of common stock.
(8)
Includes shares held by Columbia Ventures Corporation, of which Mr. Peterson is Chief Executive Officer.
(9)
See footnotes (1) through (8) above. Consists of Dave Schaeffer, Mark Schleifer, Robert Beury, Jr., Erel Margalit, Edward Glassmeyer, Timothy Weingarten, Steven Brooks, Michael Carus, Jean-Jacques Bertrand, R. Brad Kummer, Timothy O'Neill, R. Reed Harrison III, Warren Thrasher, Jeff Karnes, Andrew Hathaway, Vincent Teissier, Liran Gordon, Thaddeus Weed and Kenneth Peterson.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Headquarters Lease

        We lease office space in Washington, D.C. from a partnership of which our Chairman and Chief Executive Officer, Dave Schaeffer, is the general partner. The annual rent for this space is approximately $400,000 and the lease expires August 31, 2006 with an option to renew. We believe that this lease agreement is on terms at least as favorable to us as could have been obtained from an unaffiliated third party.

Acquisitions

        In connection with our acquisition of our European network, we acquired Symposium Gamma, Inc., a corporation owned by certain of our principal stockholders, which held the assets used to establish our network in France and Spain, and Symposium Omega, Inc., a corporation also owned by certain of our principal stockholders, which held the assets used to establish our network in Germany. Immediately prior to our acquisition of Symposium Gamma, it had acquired its network assets from Symposium, Inc., a corporation owned by our Chief Executive Officer David Schaeffer. These transactions are described in more detail under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions—Acquisition of European Network."

Marketing and Service Agreement

        We have entered into an agency sales agreement with CTC Communications Corp., a company owned indirectly by one of our directors, Kenneth Peterson. Under the agreement, CTC markets our services and we market CTC's services, which are primarily telephony related. Neither CTC, nor we have received any revenue under this agreement. CTC is a customer of ours and we recorded approximately $70,000 of revenue from CTC for the year ended December 31, 2004.

Transactions with Columbia Ventures Corporation

        We have obtained a transatlantic fiber optic circuit from a subsidiary of Columbia Ventures Corporation. Columbia Ventures Corporation is owned by one of our directors, Kenneth D. Peterson Jr., and is the holder of approximately 9.6% of our common stock. The price for the circuit is less than $30,000 per month and the term of the service is one year. We believe that these terms are at least as advantageous to us as those we could receive from an unaffiliated party.

        On February 24, 2005, we issued a subordinated note in the principal amount of $10.0 million to Columbia Ventures Corporation. The note was issued pursuant to a Note Purchase Agreement dated February 24, 2005. The note has an initial interest rate of 10% per annum and the interest rate increases by one percent on August 24, 2005, six months after the note was issued, and by an additional one percent at the end of each successive six-month period up to a maximum of 17%. Interest on the note accrues and is payable on the note's maturity date of February 24, 2009. We may prepay the note in whole or in part at any time. The terms of the note require that we pay all principal and accrued interest upon the occurrence of a liquidity event, which is defined as an equity offering in which we raise at least $30 million in net proceeds. This offering constitutes such a liquidity event. As a result, we will be required to use a portion of the proceeds of this offering to repay the principal and accrued interest on the note. The note is subordinated to the debt evidenced by the Amended and Restated Cisco Note, as well as our accounts receivable line of credit. We believe that the terms of the note are at least as favorable as the terms we would have been able to obtain from an unaffiliated third party.

Customer Agreement with Cisco Systems Capital Corporation

        In connection with the UFO acquisition we acquired Cisco as a customer. Cisco is a company stockholder and lender. The Company recorded revenue from Cisco of approximately $160,000 for the year ended December 31, 2004.

Nortel Settlement

        In mid-2004 we participated with our European subsidiaries and LNG Holdings, S.A., or LNG, an entity controlled by our Chief Executive Officer Mr. Schaeffer, in the settlement of various disputes with Nortel Networks UK Limited and Nortel Networks France SAS, or Nortel. The dispute was regarding payments owed by Cogent France and LNG Holdings, S.A., the former parent company of certain of our European subsidiaries, as well as disputes over ongoing maintenance and software licensing for Nortel equipment deployed in our European operations.

        In connection with the settlement, we committed to pay approximately 450,000 euros, or $585,000, as settlement in full of all amounts owed to Nortel through June 30, 2004 for services. In addition, we committed to pay approximately 600,000 euros, or $780,000, for services to be delivered by Nortel during the second half of 2004 and to enter into a new services agreement to extend certain maintenance and other services arrangements with Nortel through 2007. Under the terms of the settlement, if we terminate this new services agreement before the end of 2007 without cause, we would be required to pay a penalty of 1,000,000 euros, or approximately $1.3 million.

        Another component of the settlement involved our commitment to pay 500,000 euros, or approximately $650,000, over three years for right-to-use software licenses for certain Nortel equipment we acquired in Europe through various acquisitions. Our board of directors approved these transactions with Mr. Schaeffer abstaining.

Iberbanda Settlement

        Cogent Spain and LNG settled a number of disputes between those entities and Iberbanda, a Spanish entity from whom Cogent Spain had been leasing space and obtaining services. In the settlement, LNG released to Iberbanda a 300,000 euro (approximately $390,000) bond that had been put in place by LNG with the Spanish government as part of a bid for the right to construct a wireless network. In consideration for LNG's release of the bond, Iberbanda settled a claim for over 700,000 euros, or $910,000, of back rent due on the former Madrid offices of Cogent Spain and service charges. In addition, Cogent Spain granted a credit for services to Iberbanda in the amount of 190,000 euros, or approximately $247,000, and agreed to pay approximately 80,000 euros, or $104,000, in cash over a period of 18 months. Our board of directors approved these transactions with Mr. Schaeffer abstaining.

Reimbursement for Services Provided by LNG Employees

        In January 2005, we reimbursed LNG approximately 40,000 euros, or $52,000, of the approximate 190,000 euros, or approximately $247,000, for salaries paid to two employees of LNG that were providing accounting services to us during 2004. In November 2004, these two employees became employees of Cogent Europe.

Stockholders Agreement

        In connection with the equity conversion, the holders of Series F preferred stock, Series G preferred stock, Series I preferred stock, Series J preferred stock, Series K preferred stock, Series L preferred stock and Series M preferred stock entered into a Sixth Amended and Restated Stockholders Agreement with us, which provides for, among other things, an agreement by the parties to vote shares of common stock held by them for our directors so as to elect as directors persons designated by certain of the parties to such agreement, as well as the right to participate on a proportional basis in any of our future equity offerings. The stockholders agreement will terminate by its terms upon consummation of this offering.

Registration Rights Agreement

        The holders of the common stock issued upon conversion of the Series F preferred stock, Series G preferred stock, Series I preferred stock, Series J preferred stock, Series K preferred stock, Series L preferred stock and Series M preferred stock are parties to the Seventh Amended and Restated Registration Rights Agreement with us, which provides for, among other things, registration rights with respect to the common stock issued to the parties to the agreement. The material terms of this agreement are described in more detail in "Shares Eligible for Future Sale—Registration Rights."

Employment Agreements

        We have employment agreements with certain of our named executive officers as described in "Executive Compensation—Employment Agreements."

Cisco Systems Service Provider Letter Agreement

        In connection with the Cisco recapitalization in July 2003, which is described in detail under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources," we entered into a Service Provider Letter Agreement with Cisco Systems pursuant to which we are required, until August 1, 2005, to make use of Cisco equipment for 80% of the hardware in our network. Any purchases we make to maintain this percentage would be on standard terms that we would expect to obtain from an unaffiliated third party.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock is only a summary and is qualified in its entirety by reference to the actual terms and provisions of the capital stock contained in our Fifth Amended and Restated Certificate of Incorporation, which became effective on March 24, 2005, and our bylaws, as they will be amended prior to the consummation of this offering.

        Our certificate of incorporation effects our 1-for-20 reverse stock split and authorizes 75 million shares of common stock, par value $.001 per share and 10,000 shares of preferred stock, par value $.001 per share, the rights and preferences of which may be designated by the board of directors.

Preferred Stock Conversion

        In February 2005, our holders of preferred stock elected to convert all of our currently issued preferred stock to common stock.

Our Common Stock

        Voting Rights.    The holders of our common stock are entitled to one vote per share on all matters submitted for action by the shareholders. There is no provision for cumulative voting with respect to the election of directors. Accordingly, a holder or group of holders of more than 50% of the shares of our common stock can, if it so chooses, elect all of our directors. In that event, the holders of the remaining shares will not be able to elect any directors.

        Dividend Rights.    All shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources, subject to the terms of any then-outstanding preferred stock.

        Liquidation Rights.    Upon liquidation or dissolution of our company, whether voluntary or involuntary, all shares of our common stock are entitled to share equally in the assets available for distribution to shareholders after payment of all of our prior obligations, including any then-outstanding preferred stock.

        Other Matters.    The holders of our common stock have no preemptive or conversion rights, and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Registration Rights Agreement

        The holders of the Series F preferred stock, Series G preferred stock, Series I preferred stock, Series J preferred stock, Series K preferred stock, Series L preferred stock and Series M preferred stock are parties to a Seventh Amended and Restated Registration Rights Agreement with us, which provides for, among other things, registration rights with respect to common stock issued to the parties to the agreement. The material terms of this agreement are described in more detail in "Shares Eligible for Future Sale—Registration Rights."

Our Preferred Stock

        The board of directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 10,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. Although we have no present plans to issue any shares of preferred stock, these additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. One of the effects of the existence of unissued and undesignated preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Certain provisions of our Bylaws and Delaware General Corporation Law

        We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Transfer Agent and Registrar

        Registrar and Transfer Company has been appointed as the transfer agent and registrar for our common stock.

Listing

        Our common stock is currently traded on the American Stock Exchange under the symbol "COI."

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
TO NON-UNITED STATES HOLDERS

        The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. This summary is applicable only to non-U.S. holders who hold our common stock as a capital asset (generally, an asset held for investment purposes). We have not sought any ruling from the Internal Revenue Service (the "IRS"), with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

        This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

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  banks, insurance companies, or other financial institutions;

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  persons subject to the alternative minimum tax;

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  tax-exempt organizations;

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  dealers in securities or currencies;

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  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

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  "controlled foreign corporations," "passive foreign corporations," "foreign personal holding companies" and corporations that accumulate earnings to avoid U.S. federal income tax;

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  U.S. expatriates or former long-term residents of the United States;

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  persons who hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction; or

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  persons deemed to sell our common stock under the constructive sale provisions of the Code.

        In addition, if a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.

        You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

        For purposes of this discussion, you are a non-U.S. holder if you are a holder that, for U.S. federal income tax purposes, is not a U.S. person. For purposes of this discussion, you are a U.S. person if you are:

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  a citizen or resident of the United States;

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  a corporation or other entity taxable as a corporation for U.S. tax purposes or a partnership or entity taxable as a partnership for U.S. tax purposes created or organized in or under the laws of the United States or of any state therein or the District of Columbia, unless in the case of a partnership, U.S. Treasury regulations provide otherwise;

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  an estate whose income is subject to U.S. federal income tax regardless of its source; or

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  a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) which has made an election to be treated as a U.S. person.

Distributions

        If distributions are made on shares of our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

        Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

        Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, are attributable to a U.S. permanent establishment maintained by you) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

        If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

        You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

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  the gain is effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by you);

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  you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

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  our common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation" for U.S. federal income tax purposes (a "USRPHC") at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

        We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of our common stock.

        If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses. You should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

        Payments of dividends made to you will not be subject to backup withholding if you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding at a rate of up to 28% may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

        Payments of the proceeds from a disposition of our common stock effected outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or a foreign partnership with certain connections with the United States, unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

        Payments of the proceeds from a disposition of our common stock by a non-U.S. holder made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

        Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse, or the perception that such sales could occur, could adversely affect the prevailing market price and our ability to raise capital in the future.

        Upon the closing of this offering, we will have outstanding an aggregate of            shares of common stock. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our "affiliates," as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining shares of common stock will be deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only in a transaction registered under the Securities Act of 1933 (for example pursuant to the Registration Rights summarized below) or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which rules are summarized below, or another exemption under the Securities Act applies.

        Additionally, as described in "Underwriting—Lock-up Agreements," we have agreed, along with each of our directors and executive officers and the holders of our preferred stock (which will be converted into shares of our common stock in the equity conversion), that, without the prior written consent of Lehman Brothers Inc., we will not, subject to some exceptions, and limited extensions in certain circumstances, directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell an option of contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common stock or any securities which may be converted into or exchanged for any common stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock. As a result of these "lock-up" agreements, the restricted shares will be available for sale in the public market, subject to eligibility for sale under Rules 144 or 144(k) or in a registered transaction and subject to the release from lock-up obligations, as follows:

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  180 days after the date of this prospectus,                  shares;

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  270 days after the date of this prospectus,                  shares;

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  360 days after the date of this prospectus,                  shares;

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  450 days after the date of this prospectus,                  shares; and

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  540 days after the date of this prospectus,                  shares.

        Each release of shares from the lock-up agreements described above will be extended if:

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  during the last 17 days of each of the five periods described above, we issue an earnings release or announce material news or a material event; or

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  prior to the expiration of each of these periods, we announce that we will release earnings results during the 16-day period beginning on the last day of such period;

in which case the restrictions described in the immediately preceding two paragraphs will continue to apply to the applicable shares until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Rule 144

        In general, under Rule 144, as currently in effect, a person who owns shares that were acquired from us or an affiliate of ours at least one year prior to the proposed sale is entitled to sell, within any 90-day period, upon expiration of any lock-up agreement to which he or she is a party, a number of shares that does not exceed the greater of:

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  1% of the number of shares of common stock then outstanding, which will equal approximately            shares immediately after this offering; or

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  the average weekly trading volume of the common stock on the American Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to be, or to have been, one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including in some circumstances the holding period of a prior owner, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Registration Rights

        Certain of our preferred stock holders who are subject to the lockup agreements entered into a restated registration rights agreement with us, which provides for, among other things, registration rights with respect to common stock held by such parties. Pursuant to the registration rights agreement, these parties may require us to register upon demand the sale of their shares of common stock on up to three occasions. This requirement is called a demand registration. We are required to pay all registration expenses in connection with any demand registration effected pursuant to a registration right. In addition, if we propose to register the sale of any of our common stock under the Securities Act, whether for our own account or otherwise, those stockholders are entitled to notice of the registration and are entitled to include, subject to certain exceptions, their shares of common stock in that registration with all registration expenses paid by us. Notwithstanding the foregoing, pursuant to their obligations under the lock-up agreements, these parties will unable to exercise a registration right prior to one year after the date of this prospectus.

UNDERWRITING

        Lehman Brothers Inc. is acting as representative of the underwriters. Under the terms of an Underwriting Agreement, which is filed as an exhibit to this registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of common stock shown opposite its name below:

Underwriter	Number of Shares
Lehman Brothers Inc.
Thomas Weisel Partners LLC
CIBC World Markets Corp.
Friedman, Billings, Ramsey & Co., Inc.

        The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

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  the obligation to purchase all of the shares of common stock offered hereby, if any of the shares are purchased;

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  the representations and warranties made by us to the underwriters are true;

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  there is no material change in the financial markets; and

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  we deliver customary closing documents to the underwriters.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per share
Total

        The representative of the underwriters has advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $            per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $            per share to other dealers. After the offering, the representative may change the offering price and other selling terms.

        The expenses of the offering that are payable by us are estimated to be $            (exclusive of underwriting discounts and commissions).

Option to Purchase Additional Shares

        We have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of                        shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than                         shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

        We, all of our directors and executive officers and stockholders holding over 70% of our shares have agreed not to, without the prior written consent of Lehman Brothers Inc., subject to some exceptions and limited extensions in certain circumstances, directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common stock or any securities which may be converted into or exchanged for any common stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock. Lehman Brothers Inc. has informed us that it has no present intention of consenting to any early waiver of these lock-up agreements.

        The shares subject to these lock-up agreements will be released from the agreements in the following increments:

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  10% after 180 days from the date of this prospectus;

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  15% after 270 days from the date of this prospectus;

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  20% after 360 days from the date of this prospectus;

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  25% after 450 days from the date of this prospectus; and

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  the remaining 30% after 540 days from the date of this prospectus.

        Each release of shares from the lock-up agreements described above will be extended if:

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  during the last 17 days of each of the five periods described above, we issue an earnings release or announce material news or a material event; or

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  prior to the expiration of each of these periods, we announce that we will release earnings results during the 16-day period beginning on the last day of such period;

in which case the restrictions described in the immediately preceding two paragraphs will continue to apply to the applicable shares until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Indemnification

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

        The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

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  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

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  A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

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  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Stamp Taxes

        If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

        Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Washington, D.C. Various legal matters relating to this offering will be passed upon for the underwriters by Mayer, Brown, Rowe & Maw LLP, Chicago, IL.

EXPERTS

        The consolidated financial statements of Cogent Communications Group, Inc. at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Firstmark Communications Participations S.à r.l. at December 31, 2003 and 2002, and for each of the two years in the period ended December 31, 2003, appearing in this prospectus and registration statement have been audited by Ernst & Young SA, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Firstmark Communications' ability to continue as a going concern as described in Note 1 to Firstmark Communications' consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, referred to as the Securities Act, with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents. We have included copies of those documents as exhibits to the registration statement.

        We are currently subject to the periodic reporting and other requirements of the Securities Exchange Act of 1934. You may read and copy any document we file or have filed with the SEC, including the registration statement of which this prospectus is a part and the exhibits thereto, may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed by us with the SEC are also available at the SEC's Internet site at www.sec.gov. You may request copies of the filing, at no cost, by telephone at (202) 295-4200 or by mail at Cogent Communications Group, Inc., 1015 31st Street N.W., Washington, D.C. 20007.

 Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Cogent Communications Group, Inc.,

        We have audited the accompanying consolidated balance sheets of Cogent Communications Group, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cogent Communications Group, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 1 to the financial statements, in 2004 the Company adopted Emerging Issues Task Force Issue No. 03-06, Participating Securities and the Two Class Method under FASB Statement No. 128.

                      /s/ ERNST & YOUNG LLP

McLean, VA
March 30, 2005

 COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2004

(IN THOUSANDS, EXCEPT SHARE DATA)

	2003	2004
Assets
Current assets:
Cash and cash equivalents	$7,875	$13,844
Short term investments ($173 and $355 restricted, respectively)	3,535	509
Accounts receivable, net of allowance for doubtful accounts of $2,868 and $3,229, respectively	5,066	13,564
Prepaid expenses and other current assets	905	4,224

Total current assets	17,381	32,141
Property and equipment:
Property and equipment	400,097	475,105
Accumulated depreciation and amortization	(85,691)	(137,830)

Total property and equipment, net	314,406	337,275
Intangible assets:
Intangible assets	26,947	30,240
Accumulated amortization	(18,671)	(27,115)

Total intangible assets, net	8,276	3,125
Asset held for sale	—	1,220
Other assets ($2,188 and $1,370 restricted, respectively)	4,377	4,825

Total assets	$344,440	$378,586

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$7,296	$16,090
Accrued liabilities	7,885	21,808
Current maturities, capital lease obligations	3,646	7,488

Total current liabilities	18,827	45,386
Amended and Restated Cisco Note—related party	17,842	17,842
Capital lease obligations, net of current maturities	58,107	95,887
Convertible subordinated notes, net of discount of $6,084 and $5,026, respectively	4,107	5,165
Other long term liabilities	803	1,816

Total liabilities	99,686	166,096

Commitments and contingencies
Stockholders' equity:
Convertible preferred stock, Series F, $0.001 par value; 11,000 shares authorized, issued and outstanding; liquidation preference of $11,000	10,904	10,904
Convertible preferred stock, Series G, $0.001 par value; 41,030 shares authorized, 41,030 and 41,021 issued and outstanding, respectively; liquidation preference of $123,000	40,787	40,778
Convertible preferred stock, Series H, $0.001 par value; 84,001 shares authorized, 53,372 and 45,821 shares issued and outstanding, respectively; liquidation preference of $7,731	45,990	44,309
Convertible preferred stock, Series I, $0.001 par value; 3,000 shares authorized, none and 2,575 shares issued and outstanding, respectively; liquidation preference of $7,725	—	2,545
Convertible preferred stock, Series J, $0.001 par value; 3,891 shares authorized, none and 3,891 shares issued and outstanding, respectively; liquidation preference of $58,365	—	19,421
Convertible preferred stock, Series K, $0.001 par value; 2,600 shares authorized, none and 2,600 shares issued and outstanding, respectively; liquidation preference of $7,800	—	2,588
Convertible preferred stock, Series L, $0.001 par value; 185 shares authorized, none and 185 shares issued and outstanding, respectively; liquidation preference of $2,781	—	927
Convertible preferred stock, Series M, $0.001 par value; 3,701 shares authorized, none and 3,701 shares issued and outstanding, respectively; liquidation preference of $55,508	—	18,353
Common stock, $0.001 par value; 75,000,000 shares authorized; 653,567 and 827,487 shares issued and outstanding, respectively	1	1
Additional paid-in capital	232,474	236,692
Deferred compensation	(32,680)	(22,533)
Stock purchase warrants	764	764
Treasury stock, 61,462 shares	(90)	(90)
Accumulated other comprehensive income—foreign currency translation adjustment	628	1,515
Accumulated deficit	(54,024)	(143,684)

Total stockholders' equity	244,754	212,490

Total liabilities and stockholders' equity	$344,440	$378,586

The accompanying notes are an integral part of these consolidated balance sheets.

 COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, DECEMBER 31, 2003 AND DECEMBER 31, 2004

(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

	2002	2003	2004
Service revenue, net	$51,913	$59,422	$91,286
Operating expenses:
Network operations (including $233, $1,307 and $858 of amortization of deferred compensation, respectively)	49,324	48,324	64,324
Selling, general, and administrative (including $3,098, $17,368 and $11,404 of amortization of deferred compensation, and $3,209, $3,876 and $3,995 of bad debt expense, respectively)	36,593	43,938	51,786
Gain on settlement of vendor litigation	(5,721)	—	—
Restructuring charge	—	—	1,821
Terminated public offering costs	—	—	779
Depreciation and amortization	33,990	48,387	56,645

Total operating expenses	114,186	140,649	175,355

Operating loss	(62,273)	(81,227)	(84,069)
Gain—Cisco credit facility—troubled debt restructuring—related party	—	215,432	—
Gain—Allied Riser note exchange	—	24,802	—
Settlement of note holder litigation	(3,468)	—	—
Gains—lease and other obligation restructurings	—	—	5,292
Interest income and other	1,739	1,512	2,119
Interest expense	(36,284)	(19,776)	(13,002)

(Loss) income before extraordinary item	$(100,286)	$140,743	$(89,660)

Extraordinary gain—Allied Riser merger	8,443	—	—

Net (loss) income	$(91,843)	$140,743	$(89,660)

Beneficial conversion charges	—	(52,000)	(43,986)

Net (loss) income applicable to common shareholders	$(91,843)	$88,743	$(133,646)

Net (loss) income per common share:
(Loss) income before extraordinary item	$(616.34)	$17.74	$(117.43)
Extraordinary gain	51.89	—	—

Basic net (loss) income per common share	$(564.45)	$17.74	$(117.43)

Beneficial conversion charge	—	$(6.55)	$(57.61)

Basic net (loss) income per common share available to common shareholders	$(564.45)	$11.18	$(175.03)

Diluted net (loss) income per common share—before extraordinary item	$(616.34)	$17.73	$(117.43)
Extraordinary gain	51.89	—	—

Diluted net (loss) income per common share	$(564.45)	$17.73	$(117.43)

Beneficial conversion charge	—	$(6.55)	$(57.61)

Diluted net (loss) income per common share available to common shareholders	$(564.45)	$11.18	$(175.03)

Weighted-average common shares—basic	162,712	7,935,831	763,540

Weighted-average common shares—diluted	162,712	7,938,898	763,540

The accompanying notes are an integral part of these consolidated balance sheets.

 COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 DECEMBER 31, 2003 AND DECEMBER 31, 2004

(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

									Preferred Stock—B
	Common Stock						Preferred Stock—A				Preferred Stock—C
			Additional Paid-in Capital	Deferred Compensation	Treasury Stock	Stock Purchase Warrants			A Shares
	Shares	Amount					Shares	Amount		Amount	Shares	Amount
Balance at December 31, 2001	70,491	$—	$38,725	$(11,081)	$—	$8,248	26,000,000	$25,892	19,809,783	$90,009	49,773,402	$61,345
Exercises of stock options	365	—	1	—	—	—	—	—	—	—	—	—
Issuance of common stock, options and warrants—Allied Riser merger	100,484	—	10,233	—	—	764	—	—	—	—	—	—
Deferred compensation adjustments	—	—	(1,756)	1,726	—	—	—	—	—	—	—	—
Conversion of Series B convertible preferred stock	2,853	—	2,000	—	—	—	—	—	(439,560)	(2,000)	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	3,331	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2002	174,192	—	49,203	(6,024)	—	9,012	26,000,000	25,892	19,370,223	88,009	49,773,402	61,345
Cancellations of shares granted to employees	—	—	(569)	995	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	18,675	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred stock, net	—	—	—	(46,416)	—	—	—	—	—	—	—	—
Conversion of preferred stock into common stock	538,786	1	183,753	—	—	(8,248)	(26,000,000)	(25,892)	(19,362,531)	(87,974)	(49,773,402)	(61,345)
Cancellation of common stock—treasury stock	(61,291)	—	—	90	(90)	—	—	—	—	—	—	—
Shares returned to treasury—Allied Riser merger	(171)	—	—	—	—	—	—	—	—	—	—	—
Common shares issued—Allied Riser merger	2,051	—	—
Cancellation of Series B preferred stock	—	—	35	—	—	—	—	—	(7,692)	(35)	—	—
Issuance of options for common stock—FNSI acquisition	—	—	52	—	—	—	—	—	—	—	—	—
Beneficial conversion charge	—	—	52,000	—	—	—	—	—	—	—	—	—
Reclassification of beneficial conversion charge to additional paid in capital	—	—	(52,000)	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2003	653,567	—	232,475	(32,680)	(90)	764	—	—	—	—	—	—
Cancellations of shares granted to employees	—	—	—	4,966	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	12,262	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred stock, net	—	—	—	(2,370)	—	—	—	—	—	—	—	—
Issuances of options for preferred stock	—	—	—	(4,711)	—	—	—	—	—	—	—	—
Conversion of preferred stock into common stock	173,920	—	3,808	—	—	—	—	—	—	—	—	—
Beneficial conversion charge	—	—	43,896	—	—	—	—	—	—	—	—	—
Reclassification of beneficial conversion charge to additional paid in capital	—	—	(43,896)	—	—	—	—	—	—	—	—	—
Contribution of capital—LNG—related party	—	—	410	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2004	827,487	$1	$236,692	$(22,533)	$(90)	$764	—	$—	—	$—	—	$—

 COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002 DECEMBER 31, 2003 AND DECEMBER 31, 2004

(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	Preferred Stock—D		Preferred Stock—E		Preferred Stock—F		Preferred Stock—G		Preferred Stock—H		Preferred Stock—I
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2001	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—
Exercises of stock options	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of common stock, options and warrants—	—	—	—	—	—	—	—	—	—	—	—	—
Allied Riser merger	—
Deferred compensation adjustments	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of Series B convertible preferred stock	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2002	—	—	—	—	—	—	—	—	—	—	—	—
Cancellations of shares granted to employees	—	—	—	—	—	—	—	—	(500)	(426)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred stock, net	3,426,293	4,272	3,426,293	4,272	11,000	10,904	41,030	40,787	53,873	46,416	—	—
Conversion of preferred stock into common stock	(3,426,293)	(4,272)	(3,426,293)	(4,272)	—	—	—	—	—	—	—	—
Cancellation of common stock—treasury stock	—	—	—	—	—	—	—	—	—	—	—	—
Shares returned to treasury—Allied Riser merger	—	—	—	—	—	—	—	—	—	—	—	—
Common shares issued—Allied Riser merger	—	—	—	—	—	—	—	—	—	—	—	—
Cancellation of Series B preferred stock	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of options for common stock—FNSI acquisition	—	—	—	—	—	—	—	—	—	—	—	—
Beneficial conversion charge	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of beneficial conversion charge to additional paid in capital	—	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2003	—	—	—	—	11,000	10,904	41,030	40,787	53,373	45,990	—	—
Cancellations of shares granted to employees	—	—	—	—	—	—	—	—	(5,127)	(4,965)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred stock, net	—	—	—	—	—	—	—	—	1,913	2,370	2,575	2,545
Issuances of options for preferred stock	—	—	—	—	—	—	—	—	—	4,711	—	—
Conversion of preferred stock into common stock	—	—	—	—	—	—	(9)	(9)	(4,338)	(3,797)	—	—
Beneficial conversion charge	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of beneficial conversion charge to additional paid in capital	—	—	—	—	—	—	—	—	—	—	—	—
Contribution of capital—LNG	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2004	—	$—	—	$—	11,000	$10,904	41,021	$40,778	45,821	$44,309	2,575	$2,545

 COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002 DECEMBER 31, 2003 AND DECEMBER 31, 2004

(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	Preferred Stock—J		Preferred Stock—K		Preferred Stock—L		Preferred Stock—M		Foreign Currency Translation Adjustment
										Accumulated Deficit	Total Stockholder's Equity	Comprehensive Income (Loss)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2001	—	$—	—	$—	—	$—	—	$—	$—	$(102,924)	$110,214	$—
Exercises of stock options	—	—	—	—	—	—	—	—	—	—	1	—
Issuance of common stock, options and warrants—Allied Riser merger	—	—	—	—	—	—	—	—	—	—	10,997	—
Deferred compensation adjustments	—	—	—	—	—	—	—	—	—	—	(30)	—
Conversion of Series B convertible preferred stock	—	—	—	—	—	—	—	—	—	—	(0)
Foreign currency translation	—	—	—	—	—	—	—	—	(44)	—	(44)	(44)
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	3,331	—
Net loss	—	—	—	—	—	—	—	—	—	(91,843)	(91,843)	(91,843)

Balance at December 31, 2002	—	—	—	—	—	—	—	—	(44)	(194,767)	32,626	(91,887)
Cancellations of shares granted to employees	—	—	—	—	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	18,675	—
Foreign currency translation	—	—	—	—	—	—	—	—	672	—	672	672
Issuances of preferred stock, net	—	—	—	—	—	—	—	—	—	—	60,235	—
Conversion of preferred stock into common stock	—	—	—	—	—	—	—	—	—	—	(8,249)	—
Cancellation of common stock—treasury stock	—	—	—	—	—	—	—	—	—	—	(0)	—
Shares returned to treasury—Allied Riser merger	—	—	—	—	—	—	—	—	—	—	—	—
Common shares issued—Allied Riser merger	—	—	—	—	—	—	—	—	—	—	—	—
Cancellation of Series B preferred stock	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of options for common stock—FNSI acquisition	—	—	—	—	—	—	—	—	—	—	52	—
Beneficial conversion charge	—	—	—	—	—	—	—	—	—	(52,000)	—	—
Reclassification of beneficial conversion charge to additional paid in capital	—	—	—	—	—	—	—	—	—	52,000	—	—
Net income	—	—	—	—	—	—	—	—	—	140,743	140,743	140,743

Balance at December 31, 2003	—	—	—	—	—	—	—	—	628	(54,024)	244,754	141,415
Cancellations of shares granted to employees	—	—	—	—	—	—	—	—	—	—	1	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	12,262	—
Foreign currency translation	—	—	—	—	—	—	—	—	887	—	887	887
Issuances of preferred stock, net	3,891	19,421	2,600	2,588	185	927	—	—	—	—	25,481	—
Issuances of options for preferred stock	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of preferred stock into common stock	—	—	—	—	—	—	3,701	18,353	—	—	18,355	—
Beneficial conversion charge	—	—	—	—	—	—	—	—	—	(43,896)	—	—
Reclassification of beneficial conversion charge to additional paid in capital	—	—	—	—	—	—	—	—	—	43,896	—	—
Contribution of capital—LNG	—	—	—	—	—	—	—	—	—	—	410	—
Net loss	—	—	—	—	—	—	—	—	—	(89,660)	(89,660)	(89,660)

Balance at December 31, 2004	3,891	$19,421	2,600	$2,588	185	$927	3,701	$18,353	$1,515	$(143,684)	$212,490	$(88,773)

 COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, DECEMBER 31, 2003 AND DECEMBER 31, 2004

(IN THOUSANDS)

	2002	2003	2004
Cash flows from operating activities:
Net (loss) income	$(91,843)	$140,743	$(89,660)
Adjustments to reconcile net (loss) income to net cash used in operating activities
Depreciation and amortization, including amortization of debt issuance costs	36,490	49,746	56,645
Amortization of debt discount—convertible notes	6,086	1,827	1,058
Amortization of deferred compensation	3,331	18,675	12,262
Extraordinary gain—Allied Riser merger	(8,443)	—	—
Gain—Cisco credit facility troubled debt restructuring (Note 7)	—	(215,432)	—
Gain—Allied Riser note exchange	—	(24,802)	—
Gain on settlement of vendor litigation	(5,721)	—	—
Gain—sale of warrant	—	—	(853)
Gains—lease obligation restructurings	—	—	(5,292)
Gains and losses—other	—	—	21
Changes in assets and liabilities:
Accounts receivable	(2,894)	712	2,274
Prepaid expenses and other current assets	1,189	744	2,256
Other assets	1,134	1,899	1,565
Accounts payable and accrued liabilities	19,104	(1,469)	(6,701)

Net cash used in operating activities	(41,567)	(27,357)	(26,425)

Cash flows from investing activities:
Purchases of property and equipment	(75,214)	(24,016)	(10,135)
Purchases of intangible assets	(9,617)	(700)	(317)
Cash acquired in Allied Riser merger	70,431	—	—
Purchase of minority interests in Cogent Canada	(3,617)	—	—
(Purchases) sales of short term investments, net	(1,769)	(600)	3,026
Cash acquired—acquisitions	—	—	2,336
Purchase of fiber optic network in Germany	—	—	(1,949)
Proceeds from sale of equipment	—	—	279
Proceeds from sale of warrant	—	—	3,449
Proceeds from other assets—Cogent Europe acquisition	—	—	610

Net cash used in investing activities	(19,786)	(25,316)	(2,701)

Cash flows from financing activities:
Borrowings under Cisco credit facility	54,395	8,005	—
Exchange agreement payment—Allied Riser notes	—	(4,997)	—
Exchange agreement payment—Cisco credit facility debt restructuring	—	(20,000)	—
Proceeds from option exercises	1	—	—
Repayment of capital lease obligations	(2,702)	(3,076)	(6,630)
Repayment of advances from LNG Holdings—related party	—	—	(1,242)
Cash acquired—mergers	—	—	42,358
Issuances of preferred stock, net of issuance costs	—	40,630	—

Net cash provided by financing activities	51,694	20,562	34,486

Effect of exchange rate changes on cash	(44)	672	609

Net (decrease) increase in cash and cash equivalents	(9,703)	(31,439)	5,969
Cash and cash equivalents, beginning of year	49,017	39,314	7,875

Cash and cash equivalents, end of year	$39,314	$7,875	$13,844

Supplemental disclosures of cash flow information:
Cash paid for interest	$12,440	$5,013	$10,960
Cash paid for income taxes	—	—	—
Non-cash financing activities—
Capital lease obligations incurred	33,027	6,044	968

The accompanying notes are an integral part of these consolidated statements.

	2002	2003	2004
Borrowing under credit facility for payment of loan costs and interest	14,820	4,502	—
Issuance of Series I preferred stock for Symposium Gamma common stock	—	—	2,575
Issuance of Series J preferred stock for Symposium Omega common stock	—	—	19,454
Issuance of Series K preferred stock for UFO Group common stock	—	—	2,600
Issuance of Series L preferred stock for Global Access assets	—	—	927
Issuance of Series M preferred stock for Cogent Potomac common stock	—	—	18,352
Allied Riser Merger
Fair value of assets acquired	$74,791
Less: valuation of common stock, options & warrants issued	(10,967)
Less: extraordinary gain	(8,443)

Fair value of liabilities assumed	$55,381

PSINet Acquisition
Fair value of assets acquired	16,602	700
Less: cash paid	(9,450)	(700)

Fair value of liabilities assumed	7,152	—

FNSI Acquisition
Fair value of assets acquired		3,018
Less: valuation of options for common stock		(52)

Fair value of liabilities assumed		2,966

Symposium Gamma (Cogent Europe) Acquisition
Fair value of assets acquired			155,468
Negative goodwill			(77,232)
Less: valuation of preferred stock			(2,575)

Fair value of liabilities assumed			75,661

Symposium Omega Acquisition
Fair value of assets acquired			19,454
Less: valuation of preferred stock			(19,454)

Fair value of liabilities assumed			—

UFO Group Acquisition
Fair value of assets acquired			3,326
Less: valuation of preferred stock			(2,600)

Fair value of liabilities assumed			726

Global Access Acquisition
Fair value of assets acquired			1,931
Less: valuation of preferred stock			(927)

Fair value of liabilities assumed			1,004

Cogent Potomac (Aleron) Acquisition
Fair value of assets acquired			20,622
Less: valuation of preferred stock			(18,352)

Fair value of liabilities assumed			2,270

Verio Acquisition
Fair value of assets acquired			4,493

Fair value of liabilities assumed			4,493

        See Note 7, which describes the Exchange Agreement with Cisco Capital and conversion of preferred stock under the Purchase Agreement where preferred stock was issued in connection with a troubled debt restructuring.

The accompanying notes are an integral part of these consolidated statements.

 COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003, and 2004

1.     Description of the business, recent developments and summary of significant accounting policies:

Description of business

        Cogent Communications, Inc. ("Cogent") was formed on August 9, 1999, as a Delaware corporation and is headquartered in Washington, DC. In 2001, Cogent formed Cogent Communications Group, Inc., (the "Company"), a Delaware corporation. Effective on March 14, 2001, Cogent's stockholders exchanged all of their outstanding common and preferred shares for an equal number of shares of the Company, and Cogent became a wholly owned subsidiary of the Company. This was a tax-free exchange that was accounted for by the Company at Cogent's historical cost.

        The Company is a leading facilities-based provider of low-cost, high-speed Internet access and Internet Protocol communications services. The Company's network is specifically designed and optimized to transmit data using IP. The Company delivers its services to small and medium-sized businesses, communications service providers and other bandwidth-intensive organizations through over 8,700 customer connections in North America and Europe.

        The Company's primary on-net service is Internet access at a speed of 100 Megabits per second, much faster than typical Internet access currently offered to businesses. The Company offers this on-net service exclusively through its own facilities, which run all the way to its customers' premises. Because of its integrated network architecture, the Company is not dependent on local telephone companies to serve its on-net customers. The Company's typical customers in multi-tenant office buildings are law firms, financial services firms, advertising and marketing firms and other professional services businesses. The Company also provides on-net Internet access at a speed of one Gigabit per second and greater to certain bandwidth-intensive users such as universities, other ISPs and commercial content providers.

        In addition to providing on-net services, the Company also provides Internet connectivity to customers that are not located in buildings directly connected to its network. The Company serves these off-net customers using other carriers' facilities to provide the "last mile" portion of the link from its customers' premises to the Company's network. The Company also operates 30 data centers throughout North America and Europe that allow customers to colocate their equipment and access our network, and from which the Company provides managed modem service.

        The Company has created its network by purchasing optical fiber from carriers with large amounts of unused fiber and directly connecting Internet routers to the existing optical fiber national backbone. The Company has expanded its network through several acquisitions of financially distressed companies or their assets. The overall impact of these acquisitions on the operation of its business has been to extend the physical reach of the Company's network in both North America and Europe, expand the breadth of its service offerings, and increase the number of customers to whom the Company provides its services.

Recent Developments

Reverse Stock Split

        In March 2005, the Company effected a 1-for-20 reverse stock split. Accordingly, all share and per share amounts have been retroactively adjusted to give effect to this event.

Equity Conversion

        In February 2005, the Company's holders of its preferred stock elected to convert all of their shares of preferred stock into shares of the Company's common stock (the "Equity Conversion"). As a result, the Company no longer has outstanding shares of preferred stock and the liquidation preferences on preferred stock have been eliminated.

Withdrawal of Public Offering

        In May 2004, the Company filed a registration statement to sell shares of common stock in a public offering. In October 2004, the Company withdrew the public offering and expensed the associated costs of approximately $0.8 million.

Management's Plans, Liquidity and Business Risks

        The Company has experienced losses since its inception in 1999 and as of December 31, 2004 has an accumulated deficit of $143.7 million and a working capital deficit of $13.2 million. The Company operates in the rapidly evolving Internet services industry, which is subject to intense competition and rapid technological change, among other factors. The successful execution of the Company's business plan is dependent upon the Company's ability to increase and retain its customers, its ability to integrate acquired businesses and purchased assets into its operations and realize planned synergies, the extent to which acquired businesses and assets are able to meet the Company's expectations and projections, the Company's ability to retain and attract key employees, and the Company's ability to manage its growth and geographic expansion, among other factors.

        In February 2005, the Company issued a subordinated note for $10 million in cash (Note 15). In March 2005, the Company entered into a $10.0 million line of credit facility and borrowed $10.0 million under this facility, of which $4.0 million is restricted and held by the lender (Note 15). In March 2005, the Company sold its building located in Lyon, France for net proceeds of approximately 3.8 million euros ($5.1 million) (Note 15). Management believes that cash generated from the Company's operations combined with the amounts received from these transactions is adequate to meet the Company's future funding requirements. Although management believes that the Company will successfully mitigate its risks, management cannot give any assurance that it will be able to do so or that the Company will ever operate profitably.

        Any future acquisitions, other significant unplanned costs or cash requirements may require the Company to raise additional funds through the issuance of debt or equity. Such financing may not be available on terms acceptable to the Company or its stockholders, or at all. Insufficient funds may require the Company to delay or scale back the number of buildings that it serves or require the Company to restructure its business. If additional funds are raised by issuing equity securities, substantial dilution to existing stockholders may result.

Acquisitions

        Since the Company's inception, it has consummated several acquisitions through which it has generated revenue growth, expanded its network and customer base and added strategic assets to its business (Note 2).

Summary of Significant Accounting Policies

Principles of consolidation

        The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and include the accounts of the Company and all of its wholly-owned and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

        Certain previously reported 2003 balance sheet amounts have been reclassified in order to be consistent with the 2004 balance sheet presentation.

Revenue recognition

        The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition." The Company's service offerings consist of telecommunications services generally under month-to-month or annual contracts and billed monthly in advance. Net revenues from telecommunication services are recognized when the services are performed, evidence of an arrangement exists, the fee is fixed and determinable and collection is probable. The probability of collection is determined by an analysis of a new customer's credit history and historical payment patterns for existing customers. Service discounts and incentives related to telecommunication services are recorded as a reduction of revenue when granted. Fees billed in connection with customer installations and other non-refundable upfront charges are deferred and recognized ratably over the estimated customer life determined by a historical analysis of customer retention.

        The Company establishes a valuation allowance for collection of doubtful accounts and other sales credit adjustments. Valuation allowances for sales credits are established through a charge to revenue, while valuation allowances for doubtful accounts are established through a charge to selling, general and administrative expenses. The Company assesses the adequacy of these reserves on a monthly basis by evaluating general factors, such as the length of time individual receivables are past due, historical collection experience, the economic and competitive environment, changes in the credit worthiness of its customers and unprocessed customer cancellations. The Company believes that its established valuation allowances were adequate as of December 31, 2003 and 2004. If circumstances relating to specific customers change or economic conditions worsen such that the Company's past collection experience and assessment of the economic environment are no longer relevant, the Company's estimate of the recoverability of its trade receivables could be further reduced.

        The Company invoices certain customers for amounts contractually due for unfulfilled minimum contractual obligations and recognizes a corresponding sales allowance equal to this revenue resulting in the recognition of zero net revenue at the time the customer is billed. The Company recognizes net revenue as these billings are collected in cash. The Company vigorously seeks payment of these amounts.

Network operations

        Network operations include costs associated with service delivery, network management, and customer support. This includes the costs of personnel and related operating expenses associated with these activities, network facilities costs, fiber maintenance fees, leased circuit costs, and access fees paid to office building owners.

International Operations

        The Company began recognizing revenue from operations in Canada through its wholly owned subsidiary, ARC Canada effective with the closing of the Allied Riser merger on February 4, 2002. All revenue is reported in United States dollars. Revenue for ARC Canada for the period from February 4, 2002 to December 31, 2002 and the years ended December 31, 2003 and 2004 was $4.3 million, $5.6 million and $6.2 million, respectively. ARC Canada's total assets were $11.8 million at December 31, 2003 and $11.4 million at December 31, 2004.

        The Company began recognizing revenue from operations in Europe effective with the January 5, 2004 acquisition of Cogent Europe. All revenue is reported in United States dollars. Revenue for the Company's European operations for the year ended December 31, 2004 was $23.3 million. Cogent Europe's total consolidated assets were $68.3 million at December 31, 2004.

Foreign Currency Translation Adjustment and Comprehensive Income (Loss)

        The functional currency of ARC Canada is the Canadian dollar. The functional currency of Cogent Europe is the euro. The consolidated financial statements of ARC Canada, and Cogent Europe, are translated into U.S. dollars using the period-end foreign currency exchange rates for assets and liabilities and the average foreign currency exchange rates for revenues and expenses. Gains and losses on translation of the accounts of the Company's non-U.S. operations are accumulated and reported as a component of other comprehensive income in stockholders' equity.

        Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting of Comprehensive Income" requires "comprehensive income" and the components of "other comprehensive income" to be reported in the financial statements and/or notes thereto. The Company's only components of "other comprehensive income" are currency translation adjustments for all periods presented.

Financial instruments

        The Company considers all highly liquid investments with an original maturity of three months or less at purchase to be cash equivalents. The Company determines the appropriate classification of its investments at the time of purchase and reevaluates such designation at each balance sheet date. At December 31, 2003 and 2004, the Company's marketable securities consisted of money market accounts, certificates of deposit and commercial paper.

        The Company is party to letters of credit totaling approximately $1.7 million as of December 31, 2004 and $2.4 million at December 31, 2003. These letters of credit are secured by certificates of deposit and commercial paper investments of approximately $1.7 million at December 31, 2004 and $2.4 million at December 31, 2003 that are restricted and included in short-term investments and other assets.

        At December 31, 2003 and 2004, the carrying amount of cash and cash equivalents, short-term investments, accounts receivable, prepaid and other current assets, accounts payable, and accrued expenses approximated fair value because of the short maturity of these instruments. Based upon the borrowing rates for debt arrangements with similar terms the Company estimates the fair value of the Allied Riser convertible subordinated notes at $8.6 million and the fair value of its Amended and Restated Cisco Note at $14.6 million.

        The Allied Riser convertible subordinated notes due in June 2007 have a face value of $10.2 million. The notes were recorded at their fair value of approximately $2.9 million at the merger date. The resulting discount is being accreted to interest expense through the maturity date using the effective interest rate method.

Short-Term Investments

        Short-term investments consist primarily of commercial paper and certificates of deposit with original maturities beyond three months, but less than 12 months. Such short-term investments are carried at cost, which approximates fair value due to the short period of time to maturity. Investments underlying our cash equivalents and short-term investments are classified as "available for sale" in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

Credit risk

        The Company's assets that are exposed to credit risk consist of its cash equivalents, short-term investments, other assets and accounts receivable. The Company places its cash equivalents and short-term investments in instruments that meet high-quality credit standards as specified in the Company's investment policy guidelines. Accounts receivable are due from customers located in major metropolitan areas in the United States, Western Europe and in Ontario Canada. Revenues from the Company's net centric, formerly called "wholesale", customers and customers obtained through business combinations are subject to a higher degree of credit risk than customers who purchase its traditional corporate, formerly called "retail", service.

Property and equipment

        Property and equipment are recorded at cost and depreciated once deployed using the straight-line method over the estimated useful lives of the assets. Useful lives are determined based on historical usage with consideration given to technological changes and trends in the industry that could impact the network architecture and asset utilization. The direct costs incurred prior to an asset being ready for service are reflected as construction in progress. Interest is capitalized during the construction period based upon the rates applicable to borrowings outstanding during the period. Construction in progress includes costs incurred under the construction contract related to a specific building prior to that building being ready for service (a "lit building"). System infrastructure includes capitalized interest, the capitalized salaries and benefits of employees directly involved with construction activities and costs incurred by third party contracts to construct and install the Company's long-haul backbone network. Expenditures for maintenance and repairs are expensed as incurred. Assets and liabilities under capital leases are recorded at the lesser of the present value of the aggregate future minimum lease payments or the fair value of the assets under lease. Leasehold improvements include costs associated with building improvements.

        Depreciation and amortization periods are as follows:

Type of asset	Depreciation or amortization period
Indefeasible rights of use (IRUs)	Shorter of useful life or IRU lease agreement; generally 15 to 20 years, beginning when the IRU is ready for use
Network equipment	5 to 10 years
Leasehold improvements	Shorter of lease term or useful life; generally 10 to 15 years
Software	5 years
Owned buildings	40 years
Office and other equipment	2 to 5 years
System infrastructure	10 years

Long-lived assets

        The Company's long-lived assets include property and equipment and identifiable intangible assets to be held and used. These long-lived assets are currently reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed pursuant to Statement of Financial Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Pursuant to SFAS No. 144, impairment is determined by comparing the carrying value of these long-lived assets to management's probability weighted estimate of the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. The cash flow projections used to make this assessment are consistent with the cash flow projections that management uses internally to assist in making key decisions. In the event an impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset, which is generally determined by using quoted market prices or valuation techniques such as the discounted present value of expected future cash flows, appraisals, or other pricing models. Management evaluated these assets for impairment as of December 31, 2003 and 2004 in accordance with SFAS No. 144. Management believes that no such impairment existed as of December 31, 2003 or 2004. In the event there are changes in the planned use of the Company's long-term assets or the Company's expected future undiscounted cash flows are reduced significantly, the Company's assessment of its ability to recover the carrying value of these assets under SFAS No. 144 would change.

        Because management's best estimate of undiscounted cash flows generated from these assets exceeds their carrying value for each of the periods presented, no impairment pursuant to SFAS No. 144 exists. However, because of the significant difficulties confronting the telecommunications industry, management believes that the current fair value of our long-lived assets including our network assets and IRU's are below the amounts the Company originally paid for them and may be less than their current depreciated cost basis.

Asset retirement obligations

        In accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations," the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company measures changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit-adjusted risk-free rate that existed when the liability was initially measured.

Use of estimates

        The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Income taxes

        The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets or liabilities are computed based upon the differences between financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expense or benefits are based upon the changes in the assets or liability from period to period.

Stock-based compensation

        The Company accounts for its stock option plan and shares of restricted preferred stock granted under its 2003 Incentive Award Plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations using the intrinsic method. As such, compensation expense related to fixed employee stock options and restricted shares is recorded only if on the date of grant, the fair value of the underlying stock exceeds the exercise price.

        The Company has adopted the disclosure only requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and to provide pro forma net income disclosures as if the fair value based method of accounting described in SFAS No. 123 had been applied to employee stock option grants and restricted shares. The following table illustrates the effect on net income and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 (in thousands except per share amounts):

	Year Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004
Net (loss) income available to common stock, as reported	$(91,843)	$88,743	$(133,646)
Add: stock-based employee compensation expense included in reported net loss, net of related tax effects	3,331	18,675	12,262
Deduct: total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(4,721)	(19,866)	(12,523)

Pro forma—net (loss) income	$(93,233)	$87,552	$(133,907)

(Loss) income per share as reported—basic	$(564.45)	$11.18	$(175.03)

Pro forma (loss) income per share—basic	$(572.99)	$11.03	$(175.38)

(Loss) income per share as reported—diluted	$(564.45)	$11.18	$(175.03)

Pro forma (loss) income per share—diluted	$(572.99)	$11.03	$(175.38)

        The weighted-average per share grant date fair value of options for common stock granted was $48.80 in 2002 and $11.20 in 2003. There were no options for common stock granted in 2004. The weighted-average per share grant date fair value of options for Series H preferred stock granted in 2004 was $238.97. The fair value of these options was estimated at the date of grant using the Black-Scholes method with the following weighted-average assumptions for 2002—an average risk-free rate of 3.5 percent, a dividend yield of 0 percent, an expected life of 5.0 years, and expected volatility of 162%, for 2003—an average risk-free rate of 3.5 percent, a dividend yield of 0 percent, an expected life of 5.0 years, and expected volatility of 197% and for 2004—an average risk-free rate of 4.0 percent, a dividend yield of 0 percent, an expected life of 5.0 years, and expected volatility of 151%. The weighted- average per share grant date fair value of Series H convertible preferred shares granted to employees in 2003 was $861.28 and $1,239.00 in 2004 and was determined using the trading price of the

Company's common stock on the date of grant. Each share of Series H preferred stock and options for Series H preferred stock converted into approximately 38 shares of common stock and options for approximately 38 shares of common stock in connection with the Equity Conversion.

Basic and Diluted Net Loss Per Common Share

        Net income (loss) per share is presented in accordance with the provisions of SFAS No. 128 "Earnings per Share". SFAS No. 128 requires a presentation of basic EPS and diluted EPS. Basic EPS excludes dilution for common stock equivalents and is computed by dividing income or loss available to common stockholders by the weighted-average number of common shares outstanding for the period, adjusted, using the if-converted method, for the effect of common stock equivalents arising from the assumed conversion of participating convertible securities, if dilutive. Diluted net loss per common share is based on the weighted- average number of shares of common stock outstanding during each period, adjusted for the effect of common stock equivalents arising from the assumed exercise of stock options, warrants, the conversion of preferred stock and conversion of participating convertible securities, if dilutive. Common stock equivalents have been excluded from the net loss per share calculation for 2002 and 2004 because their effect would be anti-dilutive.

        For the years ended December 31, 2002, and 2004, options to purchase 0.1 million and 1.1 million shares of common stock at weighted-average exercise prices of $88.20 and $2.30 per share, respectively, are not included in the computation of diluted earnings per share as they are anti-dilutive. For the years ended December 31, 2002 and 2004, preferred stock, which was convertible into 0.5 million and 31.6 million shares of common stock, respectively, was not included in the computation of diluted earnings per share as a result of its anti-dilutive effect. For the years ended December 31, 2002 and 2004, approximately 6,300 shares, of common stock issuable on the conversion of the Allied Riser convertible subordinated notes and warrants were not included in the computation of diluted earnings per share as a result of their anti-dilutive effect.

        In March 2004, the FASB ratified the consensuses reached by Emerging Issues Task Force in Issue No. 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128 ("EITF 03-06"). EITF 03-06 clarifies the definitional issues surrounding participating securities and requires companies to restate prior earnings per share amounts for comparative purposes upon adoption. The Company adopted the provisions of EITF 03-06 in the second quarter of 2004, and restated its previously disclosed basic earnings per share amounts to include its participating securities in basic earnings per share when including such shares would have a dilutive effect. As a result of the adoption and for comparative purposes, basic income per share available to common shareholders decreased from $10.99 to $2.78 for the quarter ended March 31, 2003, from $271.84 to $12.64 for the quarter ended September 30, 2003, and from $229.18 to $11.18 for the year ended December 31, 2003.

        The following details the determination of the diluted weighted average shares for the year ended December 31, 2003.

Year Ended December 31, 2003
Weighted average common shares outstanding—basic	7,935,831
Dilutive effect of stock options	371
Dilutive effect of warrants	2,676

Weighted average shares—diluted	7,938,878

        There is no effect on net income for the year ended December 31, 2003, caused by the conversion of any of the above securities included in the diluted weighted average shares calculation. The weighted average common shares outstanding for 2003 includes participating securities since 2003 had net income. These securities were excluded in 2002 and 2004 as they are anti-dilutive for these periods.

Recent Accounting Pronouncements

        In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment ("SFAS 123R"). SFAS 123R requires all share-based payments to employees, including grants of stock options, to be recognized in the statement of operations based upon their fair values. The Company currently discloses the impact of valuing grants of stock options and recording the related compensation expense in a pro-forma footnote to its financial statements. Under SFAS 123R this alternative is no longer available. The Company will be required to adopt SFAS 123R on July 1, 2005 and as a result will record additional compensation expense in its statements of operations. The impact of the adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net (loss) income in the notes to these consolidated financial statements. The Company is currently evaluating the impact of the adoption of SFAS 123(R) on its financial position and results of operations, including the valuation methods and support for the assumptions that underlie the valuation of the awards.

Cash flows from financing activities

        In connection with the acquisitions of Cogent Europe, Symposium Omega, UFO and Cogent Potomac, certain of the Company's shareholders invested in the entities that were used by the Company to acquire the operating assets and liabilities of the businesses acquired. As a result, these amounts are included in cash flows from financing activities in the accompanying consolidated statement of cash flows for 2004.

2.     Acquisitions:

        Since the Company's inception, it has consummated several acquisitions through which it has generated revenue growth, expanded its network and customer base and added strategic assets to its business. These acquisitions were recorded in the accompanying financial statements under the purchase method of accounting. The operating results have been included in the consolidated statements of operations from the acquisition dates.

Verio Acquisition

        In December 2004, the Company acquired most of the off-net Internet access customers of Verio Inc., ("Verio") a leading global IP provider and subsidiary of NTT Communications Corp. The acquired assets included over 3,700 customer connections located in twenty-three U.S. markets, customer accounts receivable and certain network equipment. The Company assumed the liabilities associated with providing services to these customers including vendor relationships, accounts payable, customer contractual commitments and accrued liabilities. The Company is integrating these acquired assets into its operations and onto its network.

Aleron Broadband Services Acquisition and Merger with Cogent Potomac

        In October 2004, the Company acquired certain assets of Aleron Broadband Services, formally known as AGIS Internet ("Aleron"), and $18.5 million in cash, in exchange for 3,700 shares of its Series M preferred stock. The acquisition was effected through a merger with Cogent Potomac. The Series M preferred stock was convertible into approximately 5.7 million shares of the Company's common stock and converted into common stock in connection with the Equity Conversion. The Company acquired Aleron's customer base and network, as well as Aleron's Internet access and managed modem service. The Company is integrating these acquired assets into its operations and onto its network.

Global Access Acquisition

        In September 2004, the Company issued 185 shares of Series L preferred stock to the shareholders of Global Access Telecommunications, Inc. ("Global Access") in exchange for the majority of the assets of Global Access. The Series L preferred stock was convertible into approximately 0.3 million shares of the Company's common stock and converted into common stock in connection with the Equity Conversion. The estimated fair market value for the Series L preferred stock was determined by using the price per share of our Series J preferred stock. Global Access was headquartered in Frankfurt, Germany and provided Internet access and other data services in Germany. The acquired assets included customer contracts, accounts receivable and certain network equipment. Assumed liabilities include certain vendor relationships and accounts payable and accrued liabilities. The Company has completed the integration of these acquired assets into its operations and onto its network.

Merger with UFO Group, Inc.

        In August 2004, a subsidiary of the Company merged with UFO Group, Inc. ("UFO Group"). The Company issued 2,600 shares of Series K preferred stock in exchange for the outstanding shares of UFO Group. The Series K preferred stock was convertible into approximately 0.8 million shares of the Company's common stock and converted into common stock in connection with the Equity Conversion. The estimated fair market value for the Series K preferred stock was determined by using the price per share of our Series J preferred stock. Prior to the merger, UFO Group had acquired the majority of the assets of Unlimited Fiber Optics, Inc. ("UFO"). UFO's customer base is comprised of data service customers and its network is comprised of fiber optic facilities located in San Francisco, Los Angeles and Chicago. The acquired assets included net cash of approximately $1.9 million, all of UFO's customer contracts, customer accounts receivable and certain network equipment. Assumed liabilities include certain vendor relationships and accounts payable. The Company is in the process of integrating these acquired assets into its operations and onto its network and expects to complete this integration in the second quarter of 2005.

Merger with Symposium Omega

        In March 2004, Symposium Omega, Inc., ("Omega") a Delaware corporation and related party, merged with a subsidiary of the Company (Note 12). Prior to the merger, Omega had raised approximately $19.5 million in cash in a private equity transaction with certain existing investors in the Company and acquired the rights to a German fiber optic network. The German fiber optic network had no customers, employees or associated revenues. The Company issued 3,891 shares of Series J preferred stock to the shareholders of Omega in exchange for all of the outstanding common stock of Omega. The Series J preferred stock was convertible into approximately 6.0 million shares of the Company's common stock and converted into common stock in connection with the Equity Conversion. The accounting for the merger resulted in the Company recording cash of approximately $19.5 million and issuing Series J preferred stock. The German fiber optic network includes a pair of single mode fibers under a fifteen-year IRU, network equipment, and the co-location rights to facilities in approximately thirty-five points of presence in Germany. Approximately 1.5 million euro ($2.0 million) of the 2.2 million euro ($2.9 million) purchase price was paid through December 31, 2004 and the remaining 0.7 million euro payment ($0.9 million) was made in 2005.

Merger with Symposium Gamma, Inc. and Acquisition of Firstmark Communications Participations S.à r.l. and Subsidiaries ("Firstmark")

        In January 2004, a subsidiary of the Company merged with Symposium Gamma, Inc. ("Gamma"), a related party (Note 12). Immediately prior to the merger, Gamma had raised $2.5 million through the sale of its common stock in a private equity transaction with certain existing investors in the Company and new investors and in January 2004 acquired Firstmark for 1 euro. The merger expanded the Company's network into Western Europe. Under the merger agreement all of the issued and outstanding shares of Gamma common stock were converted into 2,575 shares of the Company's Series I preferred stock. The Series I preferred stock was convertible into approximately 0.8 million shares of the Company's common stock and converted into common stock in connection with the Equity Conversion. In 2004, Firstmark changed its name to Cogent Europe S.à r.l ("Cogent Europe").

Fiber Network Services, Inc. Acquisition

        On February 28, 2003, the Company purchased certain assets of Fiber Network Solutions, Inc. ("FNSI") in exchange for the issuance of options for 6,000 shares of the Company's common stock and the Company's agreement to assume certain liabilities. The acquired assets include FNSI's customer contracts and accounts receivable. Assumed liabilities include certain of FNSI's accounts payable, facilities leases, customer contractual commitments and note obligations.

PSINet, Inc. Acquisition

        In April 2002, the Company acquired certain of PSINet's assets and certain liabilities related to its operations in the United States for $9.5 million in cash in a sale conducted under Chapter 11 of the United States Bankruptcy Code. The acquired assets include certain of PSINet's accounts receivable and intangible assets, including customer contracts, settlement-free peering rights and the PSINet trade name. Assumed liabilities include certain leased circuit commitments, facilities leases and customer contractual commitments. With the acquisition of PSINet assets the Company began to offer off-net Internet access service and acquired significant non-core services.

Merger—Allied Riser Communications Corporation

        On February 4, 2002, the Company acquired Allied Riser Communications Corporation ("Allied Riser"). Allied Riser provided broadband data, voice and video communication services to small- and medium-sized businesses located in selected buildings in North America, including Canada. Upon the closing of the merger on February 4, 2002, Cogent issued approximately 0.1 million shares, to the existing Allied Riser stockholders and became a public company listed on the American Stock

Exchange. The acquisition of Allied Riser provided the Company with in-building networks, pre-negotiated building access rights with building owners and real estate investment trusts across the United States and in Toronto, Canada and the operations of Shared Technologies of Canada ("STOC"). STOC provides voice and data services in Toronto, Canada. In 2004, STOC changed its name to Cogent Canada.

        The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the respective acquisition dates (in thousands) for our material acquisitions.

	Allied Riser	PSINet	Cogent Europe
Current assets	$71,502	$4,842	$17,374
Property, plant & equipment	—	294	55,862
Intangible assets	—	12,166	855
Other assets	3,289	—	4,145

Total assets acquired	$74,791	$17,302	$78,236

Current liabilities	20,621	7,852	25,118
Long term debt	34,760	—	49,683
Other liabilities	—	—	860

Total liabilities assumed	55,381	7,852	75,661

Net assets acquired	$19,410	$9,450	$2,575

        The intangible assets acquired in the PSINet acquisition were allocated to customer contracts ($4.7 million), peering rights ($5.4 million), trade name ($1.8 million), and a non-compete agreement ($0.3 million). These intangible assets are being amortized in periods ranging from two to five years. The purchase price allocations for the UFO, Aleron, Global Access and Verio acquisitions are not finalized and could change if assumed liabilities result in amounts different than their estimated amounts.

        The purchase price of Allied Riser was approximately $12.5 million and included the issuance of approximately 0.1 million shares of common stock valued at approximately $10.2 million, the issuance of warrants and options for the Company's common stock valued at approximately $0.8 million and transaction expenses of approximately $1.5 million. The fair value of the common stock was determined by using the average closing price of Allied Risers' common stock in accordance with SFAS No. 141. Allied Riser's subordinated convertible notes were recorded at their fair value using their quoted market price at the merger date. The fair value of assets acquired was approximately $110.9 million resulting in negative goodwill of approximately $43.0 million. Negative goodwill was allocated to long-lived assets of approximately $34.6 million with the remaining $8.4 million recorded as an extraordinary gain.

        The merger with Cogent Europe was recorded in the accompanying financial statements under the purchase method of accounting. During the second quarter of 2004 the assumed liabilities were reduced by approximately $0.6 million as it was determined that an estimated assumed liability was not required to be paid resulting in an increase in negative goodwill resulting in a reduction of the long-lived asset balances. The purchase price of Cogent Europe was approximately $78.2 million, which includes the fair value of the Company's Series I preferred stock of $2.6 million and assumed liabilities of $75.7 million. The fair value of assets acquired was approximately $155.5 million, which then gave rise to negative goodwill of approximately $77.3 million. Negative goodwill was allocated to long-lived assets, resulting in recorded assets acquired of $78.2 million.

        If the Cogent Europe acquisition had taken place at the beginning of 2003, the unaudited pro forma combined results of the Company for the year ended December 31, 2003 would have been as follows (amounts in thousands, except per share amounts).

Year Ended December 31, 2003
Revenue	$85,952
Net income	218,269
Net income per share—basic	$24.99
Net income per share—diluted	$24.98

        In management's opinion, these unaudited pro forma amounts are not necessarily indicative of what the actual results of the combined operations might have been if the Cogent Europe acquisition had been effective at the beginning of 2003. Cogent Europe's results for the year ended December 31, 2003 include non-recurring gains of approximately $135 million. Because Cogent Europe's results for the period from January 1, 2004 to January 4, 2004 were not material, the pro forma combined results for the year ended December 31, 2004 are not presented. Pro forma amounts for the UFO Group, Global Access, Aleron and Verio acquisitions are not presented as these acquisitions did not exceed the materiality reporting thresholds. In management's opinion, these unaudited pro forma amounts are not necessarily indicative of what the actual results of the combined operations might have been if the Cogent Europe acquisition had been effective at the beginning of 2003.

3.     Property and equipment and asset held for sale:

        Property and equipment consisted of the following (in thousands):

	December 31,
	2003	2004
Owned assets:
Network equipment	$186,204	$221,480
Software	7,482	7,599
Office and other equipment	4,120	5,661
Leasehold improvements	50,387	59,296
Buildings	—	3,047
Land	—	374
System infrastructure	32,643	34,303
Construction in progress	988	131

	281,824	331,891
Less—Accumulated depreciation and amortization	(72,762)	(116,682)

	209,062	215,209
Assets under capital leases:
IRUs	118,273	143,214
Less—Accumulated depreciation and amortization	(12,929)	(21,148)

	105,344	122,066

Property and equipment, net	$314,406	$337,275

        Depreciation and amortization expense related to property and equipment and capital leases was $26.6 million, $38.4 million and $48.3 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Asset Held for Sale

        The Company has finalized an agreement to sell a building and land it owns located in Lyon, France for net proceeds of 3.8 million euros ($5.1 million). These assets were acquired in the Cogent Europe acquisition. The associated net book value of $1.2 million is classified as "Asset Held for Sale" in the accompanying consolidated balance sheet (See Note 15).

Capitalized interest, labor and related costs

        In 2002 and 2003, the Company capitalized interest of $0.8 million and $0.1 million, respectively. There was no capitalized interest in 2004. The Company capitalizes the salaries and related benefits of employees directly involved with its construction activities. The Company began capitalizing these costs in July 2000 and will continue to capitalize these costs while it is involved in construction activities. In 2002, 2003 and 2004, the Company capitalized salaries and related benefits of $4.8 million, $2.6 million and $1.7 million, respectively. These amounts are included in system infrastructure.

4.     Accrued liabilities and restructuring charge:

        In July 2004, the French subsidiary of Cogent Europe re-located its Paris headquarters. The estimated net present value of the remaining lease obligation of the abandoned facility, net of estimated sub lease income, was approximately $1.4 million and was recorded as a restructuring charge in July 2004. In December 2004, management revised the estimated sub lease income which resulted in an additional restructuring charge of $0.4 million. A reconciliation of the amounts related to these contract termination costs is as follows (in thousands):

Restructuring accrual	2004
Beginning balance—	$—
Charged to restructuring costs	1,821
Accretion	145
Amounts paid	(355)

Ending balance	1,476
Current portion (recorded as accrued liabilities)	(1,229)

Long term (recorded as other long term liabilities)	382

        The Company provides for asset retirement obligations for certain points of presence in its networks. A reconciliation of the amounts related to these obligations as follows (in thousands):

Asset Retirment Obligations	2004
Beginning balance	$—
Acquired balance—Cogent Europe	1,226
Accretion	40
Amounts paid	(64)

Ending balance	1,202
Current portion (recorded as accrued liabilities)	(224)

Long term (recorded as other long term liabilities)	$978

        Accrued liabilities as of December 31 consist of the following (in thousands):

	2003	2004
General operating expenditures	$4,941	$9,575
Restructuring accrual	—	1,229
Due to LNG—related party (Note 12)	—	217
Acquired lease accruals—Verio acquisition	—	1,832
Deferred revenue	486	1,940
Payroll and benefits	419	2,043
Taxes	1,584	1,004
Interest	455	3,968

Total	$7,885	$21,808

        The current liabilities assumed in the Verio acquisition include $1.9 million for the present value of estimated net cash flows for amounts related to leases of abandoned facilities. No payments were made against these obligations in 2004.

5.     Intangible assets:

        Intangible assets as of December 31 consist of the following (in thousands):

	2003	2004
Peering arrangements (weighted average life of 36 months)	$16,440	$16,440
Customer contracts (weighted average life of 21 months)	8,145	10,948
Trade name (weighted average life of 36 months)	1,764	1,764
Other (weighted average life of 24 months)	167	167
Non-compete agreements (weighted average life of 45 months)	431	431
Licenses (weighted average life of 60 months)	—	490

Total (weighted average life of 31 months)	26,947	30,240
Less—accumulated amortization	(18,671)	(27,115)

Intangible assets, net	$8,276	$3,125

        Intangible assets are being amortized over periods ranging from 12 to 60 months. Amortization expense for the years ended December 31, 2002, 2003 and 2004 was approximately $7.4 million, $10.0 million and $8.3 million, respectively. Future amortization expense related to intangible assets is expected to be $2.8 million, $0.1 million, $0.1 million, and $0.1 million for the years ending December 31, 2005, 2006, 2007 and 2008, respectively.

6.     Other assets and liabilities:

        Other long term assets as of December 31 consist of the following (in thousands):

	2003	2004
Prepaid expenses	$378	$255
Deposits	3,999	4,570

Total	$4,377	$4,825

        Other long term liabilities as of December 31 consist of the following (in thousands):

	2003	2004
Deposits	$636	$264
Indemnification—LNG (Note 9)	167	167
Restructuring accrual	—	382
Asset retirement obligation	—	978
Other	—	25

Total	$803	$1,816

Warrant sale

        In the Firstmark acquisition the Company obtained warrants to purchase ordinary shares of a company listed on the NASDAQ. The warrants were valued at the acquisition date at a fair market value of approximately $2.6 million under the Black-Scholes method of valuation. In January 2004, the Company exercised the warrants and sold the related securities for proceeds of approximately $3.5 million resulting in a gain of approximately $0.9 million. The gain is included as a component of interest and other income in the accompanying condensed consolidated financial statements.

7.     Long-term debt:

Troubled Debt Restructuring—Cisco Credit Facility

        Prior to July 31, 2003, the Company was party to a $409 million credit facility with Cisco Systems Capital Corporation ("Cisco Capital"). On June 12, 2003, the Board of Directors approved a transaction with Cisco Systems, Inc. ("Cisco") and Cisco Capital that restructured the Company's indebtedness to Cisco Capital while at the same time selling Series G preferred stock to certain of the Company's existing stockholders. The sale of Series G preferred stock was required to obtain the cash needed to complete the Cisco credit facility restructuring. On June 26, 2003, the Company's stockholders approved these transactions. The Company entered into an agreement (the "Exchange Agreement") with Cisco and Cisco Capital pursuant to which, among other things, Cisco and Cisco Capital agreed to cancel the principal amount of $262.8 million of indebtedness plus $6.3 million of accrued interest and return warrants exercisable for the purchase of common stock (the "Cisco Warrants") in exchange for a cash payment by the Company of $20 million, the issuance of 11,000 shares of the Company's Series F preferred stock, and the issuance of an amended and restated promissory note (the "Amended and Restated Cisco Note") with an aggregate principal amount of $17.0 million under the modified credit facility ("Amended and Restated Credit Agreement"). This transaction has been accounted for as a troubled debt restructuring pursuant to Statement of Financial Accounting Standards ("SFAS") No. 15, "Accounting by Debtors and Creditors of Troubled Debt Restructurings". Under SFAS No. 15, the Amended and Restated Cisco Note was recorded at its principal amount plus the total estimated future interest payments. The Company also entered into an agreement (the "Purchase Agreement") with certain of the Company's existing preferred stockholders (the "Investors"), pursuant to which the Company sold to the Investors in several sub-series, 41,030 shares of the Company's Series G preferred stock for $41.0 million in cash. On July 31, 2003, the Company, Cisco Capital, Cisco and the Investors closed on the Exchange Agreement and the Purchase Agreement. The closing of these transactions resulted in the following:

        Under the Purchase Agreement:

  •
  The Company issued 41,030 shares of Series G preferred stock in several sub-series for gross cash proceeds of $41.0 million;

  •
  The Company's outstanding Series A, B, C, D and E preferred stock ("Existing Preferred Stock") was converted into approximately 0.5 million shares of common stock. The conversion resulted in the elimination of the book values of these series of preferred stock and a corresponding increase to common stock based upon the common stock's par value and an increase in additional paid in capital of $183.7 million.

        Under the Exchange Agreement:

  •
  The Company paid Cisco Capital $20.0 million in cash and issued to Cisco Capital 11,000 shares of Series F preferred stock;

  •
  The Company issued to Cisco Capital the $17.0 million Amended and Restated Cisco Note;

  •
  The default under the Cisco credit facility was eliminated;

  •
  The amount outstanding under the Cisco credit facility including accrued interest was cancelled;

  •
  The service provider agreement with Cisco was amended;

  •
  The Cisco Warrants were cancelled.

        The gain resulting from the retirement of the amounts outstanding under the credit facility under the Exchange Agreement was determined as follows (in thousands):

Cash paid	$20,000
Issuance of Series F preferred stock	11,000
Amended and Restated Cisco Note, principal plus future interest payments	17,842
Transaction costs	1,167

Total consideration	50,009
Amount outstanding under the Cisco credit facility	(262,812)
Interest accrued under the Cisco credit facility	(6,303)
Book value of cancelled warrants	(8,248)
Book value of unamortized Cisco credit facility loan costs	11,922

Gain—Cisco credit facility—troubled debt restructuring	$(215,432)

        On a basic income and diluted income per share basis the gain was $27.14 for the year ended December 31, 2003.

        Under the Amended and Restated Credit Agreement Cisco Capital's obligation to make additional loans to the Company was terminated. Additionally the Amended and Restated Credit Agreement eliminated the Company's financial performance covenants. Cisco Capital retained its senior security interest in substantially all of the Company's assets, however, the Company may subordinate Cisco Capital's security interest in the Company's accounts receivable to another lender. The Amended and Restated Cisco Note was issued under the Amended and Restated Credit Agreement and is to be repaid in three installments. No interest is payable, nor does interest accrue on the Amended and Restated Cisco Note for the first 30 months, unless the Company defaults under the terms of the Amended and Restated Credit Agreement. Principal and interest is paid as follows: a $7.0 million principal payment is due in February 2006, a $5.0 million principal payment plus interest accrued is due in February 2007, and a final principal payment of $5.0 million plus interest accrued is due in February 2008. When the Amended and Restated Cisco Note accrues interest, interest accrues at the 90-day LIBOR rate plus 4.5%.

        The Amended and Restated Cisco Note is subject to mandatory prepayment in full, without prepayment penalty, upon the occurrence of the closing of any change in control of the Company, the completion of any equity financing or receipt of loan proceeds in excess of $30.0 million, the achievement by the Company of four consecutive quarters of positive operating cash flow of at least $5.0 million, or the merger of the Company resulting in a combined entity with an equity value greater than $100.0 million, each of these events is defined in the agreement. The debt is subject to partial mandatory prepayment in an amount equal to the lesser of $2.0 million or the amount raised if the Company raises less than $30.0 million in a future equity financing.

Allied Riser convertible subordinated notes

        On September 28, 2000, Allied Riser completed the issuance and sale in a private placement of an aggregate of $150.0 million in principal amount of its 7.50% convertible subordinated notes due September 15, 2007 (the "Notes"). At the closing of the merger between Allied Riser and the Company, approximately $117.0 million of the Notes were outstanding.

        In January 2003, the Company, Allied Riser and the holders of approximately $106.7 million in face value of the Allied Riser notes entered into an exchange agreement and a settlement agreement. Pursuant to the exchange agreement, these note holders surrendered their notes, including accrued and unpaid interest, in exchange for a cash payment of approximately $5.0 million, 3.4 million shares of the Company's Series D preferred stock and 3.4 million shares of the Company's Series E preferred stock. Pursuant to the settlement agreement, these note holders dismissed their litigation with prejudice in exchange for the cash payment. These transactions closed in March 2003 when the agreed amounts were paid and the Company issued the Series D and Series E preferred shares. The settlement and exchange transactions together eliminated $106.7 million in face amount of the notes due in June 2007, interest accrued on these notes since the December 15, 2002 interest payment, all future interest payment obligations on these notes and settled the litigation with note holders. As of December 31, 2002, the Company had accrued the amount payable under the settlement agreement, net of a recovery of $1.5 million under its insurance policy. This resulted in a net expense of $3.5 million recorded in 2002. The $4.9 million payment required under the settlement agreement was paid in March 2003. The Company received the $1.5 million insurance recovery in April 2003. The exchange agreement resulted in a gain of approximately $24.8 million recorded in March 2003. The gain resulted from the difference between the $36.5 million net book value of the notes ($106.7 face value less the related discount of $70.2 million) and $2.0 million of accrued interest and the exchange consideration which included $5.0 million in cash and the $8.5 million estimated fair market value for the Series D and Series E preferred stock less approximately $0.2 million of transaction costs. The estimated fair market value for the Series D and Series E preferred stock was determined by using the price per share of our Series C preferred stock, which represented the Company's most recent equity transaction for cash.

        The terms of the remaining $10.2 million of Notes were not impacted by these transactions and they continue to be due on June 15, 2007. These $10.2 million notes were recorded at their fair value of approximately $2.9 million at the merger date. The discount is accreted to interest expense through the maturity date. The Notes are convertible at the option of the holders into approximately 1,050 shares of the Company's common stock. Interest is payable semiannually on June 15 and December 15, and is payable, at the election of the Company, in either cash or registered shares of the Company's common stock. The Notes are redeemable at the Company's option at any time on or after the third business day after June 15, 2004, at specified redemption prices plus accrued interest.

8.     Income taxes:

        The net deferred tax asset is comprised of the following (in thousands):

	December 31
	2003	2004
Net operating loss carry-forwards	$234,059	$283,860
Depreciation	(23,627)	(36,823)
Start-up expenditures	3,724	3,379
Accrued liabilities	3,633	726
Deferred compensation	10,255	15,230
Other	28	16
Valuation allowance	(228,072)	(266,388)

Net deferred tax asset	$—	$—

        Due to the uncertainty surrounding the realization of its net deferred tax asset, the Company has recorded a valuation allowance for the full amount of its net deferred tax asset. Should the Company achieve profitability, its deferred tax assets may be available to offset future income tax liabilities. The Company has combined net operating loss carry-forwards of approximately $788 million. The federal and state net operating loss carry-forwards for the United States of approximately $374 million expire in 2020 to 2024. The Company has net operating loss carryforwards related to its European operations of approximately $414 million, $52 million of which expire between 2005 and 2009 and $362 million of which do not expire. The federal and state net operating loss carry-forwards of Allied Riser Communications Corporation as of February 4, 2002 of approximately $183 million are subject to certain limitations on annual utilization due to the change in ownership as a result of the merger as defined by federal and state tax laws. The Company's net operating loss carry-forwards could be subject to certain limitations on annual utilization if certain changes in ownership were to occur as defined by the laws in the respective jurisdictions.

        Under Section 108(a)(1)(B) of the Internal Revenue Code of 1986 gross income does not include amounts that would be includible in gross income by reason of the discharge of indebtedness to the extent that a non-bankrupt taxpayer is insolvent. Under Section 108(a)(1)(B) the Company believes that its gains on the settlement of debt with certain Allied Riser note holders and its debt restructuring with Cisco Capital for financial reporting purposes did not result in taxable income. However, these transactions resulted in a reduction to the Company's net operating loss carry forwards of approximately $20 million in 2003 and resulted in further reductions to the Company's net operating loss carry forwards of approximately $290 million in 2004.

        The following is a reconciliation of the Federal statutory income tax rate to the effective rate reported in the financial statements.

	2002	2003	2004
Federal income tax (benefit) at statutory rates	34.0%	34.0%	34.0%
State income tax (benefit) at statutory rates, net of Federal benefit	7.6	(3.7)	6.6
Impact of foreign operations	—	—	(0.4)
Impact of permanent differences	5.3	(53.0)	0.1
Change in valuation allowance	(46.9)	22.7	(40.3)

Effective income tax rate	—%	—%	—%

9.     Commitments and contingencies:

Capital leases—Fiber lease agreements

        The Company has entered into lease agreements with several providers for intra-city and inter-city dark fiber primarily under 15-25 year IRUs certain of which include renewal options. These IRUs connect the Company's international backbone fibers with the multi-tenant office buildings and the customers served by the Company. Once the Company has accepted the related fiber route, leases of intra-city and inter-city fiber-optic rings that meet the criteria for treatment as capital leases are recorded as a capital lease obligation and IRU asset. The future minimum commitments under these agreements are as follows (in thousands):

For the year ending December 31,
2005	$15,938
2006	13,996
2007	13,606
2008	11,549
2009	11,568
Thereafter	102,639

Total minimum lease obligations	169,296
Less—amounts representing interest	(65,921)

Present value of minimum lease obligations	103,375
Current maturities	(7,488)

Capital lease obligations, net of current maturities	$95,887

Capital lease obligation amendments

        In 2004, the Company re-negotiated several lease obligations for its intra-city fiber in France and Spain. These transactions resulted gains of approximately $5.3 million recorded as gains on lease obligation restructurings in the accompanying statement of operations for the year ended December 31, 2004.

        In March 2004, Cogent France paid approximately $0.3 million and settled amounts due from and due to a vendor. The vendor leased Cogent France its office facility and an intra-city IRU and was and continues to be a customer of Cogent France. The settlement agreement also restructured the IRU capital lease by reducing the 2.8 million euro ($3.6 million) January 2007 lease payment by 1.0 million euros ($1.3 million) and reducing the 2.5 million euro ($3.3 million) January 2008 lease payment by 1.0 million euros ($1.3 million). Under the settlement the lessor also agreed to purchase a minimum annual commitment of IP services from Cogent France. This transaction resulted in a reduction to the capital lease obligation and IRU asset of approximately $1.9 million.

        In November 2004, Cogent Spain negotiated modifications to an IRU capital lease and note obligation with a vendor. In exchange for the return of one of two strands of leased optical fiber, Cogent Spain reduced its quarterly IRU lease payments, modified its payments and eliminated accrued and future interest on its note obligation. The note obligation arose in 2003, when Cogent Spain, then LambdaNet España S.A, negotiated a settlement with the vendor that included converting certain amounts due under the capital lease into a note obligation. The 8.3 million euro ($10.8 million) note obligation had a term of twelve years and bore interest at 5% with a two-year grace period and was repayable in forty equal installments. The first installment was due in 2005. The modified note is interest free and includes nineteen equal quarterly installments of 0.2 million euros ($0.3 million) and a final payment of 4.1 million euros ($5.3 million) due in January 2010. Cogent Spain paid 0.2 million euros ($0.3 million) at settlement. The modification to the note obligation resulted in a gain of approximately $0.3 million. The modification to the IRU capital lease resulted in a gain of approximately $4.9 million. The transaction resulted in a gain since the difference between the carrying value of the old IRU obligation and the net present value of the new IRU obligation was greater than the carrying value of the IRU asset. The IRU asset had been significantly reduced due to the allocation of negative goodwill to the long-lived assets of Cogent Europe in the acquisition.

Fiber Leases and Construction Commitments

        One of the Company's agreements for the leasing of metro fiber rings includes minimum specified commitments. The future minimum commitment under this arrangement is approximately $4.0 million.

Cisco equipment purchase commitment

        In March 2000, the Company entered into a five-year agreement to purchase from Cisco minimum annual amounts of equipment, professional services, and software. In October 2001, the commitment was increased to purchase a minimum of $270 million through December 2004. As of July 31, 2003, the Company had purchased approximately $198.1 million towards this commitment and had met all of the minimum annual purchase commitment obligations. As part of the Company's restructuring of the Cisco credit facility this agreement was amended. The amended agreement has no minimum purchase commitment but does have a requirement that the Company purchase Cisco equipment for its network equipment needs. No financing is provided and the Company is required to pay Cisco in advance for any purchases.

Current and Potential Litigation

        In October 2004, the Company settled a dispute with a vendor over the amount invoiced by the vendor for telecommunications services. The settlement payment of $0.3 million was made in October 2004 and was less than the $1.0 million that had previously been recorded in accounts payable. As a result, approximately $0.7 million was recorded as a reduction to the cost of network operations in the third quarter of 2004.

        The Company is also involved in a dispute over services provided by and to Lambdanet Germany during the time LambdaNet Germany was a sister company of the Company's French and Spanish subsidiaries (Note 12). Cogent France and Cogent Spain are no longer sister companies of LambdaNet Germany. The Company intends to vigorously defend its position related to these charges and believes it has defenses and offsetting claims against LambdaNet Germany.

        In 2003, a counterclaim was filed against the Company by a former employee in state court in California. The former employee asserted primarily that additional commissions were due to the employee. The Company had filed a claim against this employee for breach of contract among other claims. A judgment was awarded to the former employee and the Company has appealed this decision.

        The Company has been made aware of several other companies in its own and in other industries that use the word "Cogent" in their corporate names. One company has informed the Company that it believes the Company's use of the name "Cogent" infringes on its intellectual property rights in that name. If such a challenge is successful, the Company could be required to change its name and lose the goodwill associated with the Cogent name in its markets. Management does not believe such a challenge, if successful, would have a material impact on the Company's business, financial condition or results of operations.

        In December 2003 several former employees of the Company's Spanish subsidiary filed claims related to their termination of employment. The Company intends to continue to vigorously defend its position related to these charges and feels that it has adequately reserved for the potential liability.

        The Company is involved in other legal proceedings in the normal course of business which management does not believe will have a material impact on the Company's financial condition.

Operating leases, maintenance and license agreements

        The Company leases office space, network equipment sites, and facilities under operating leases. The Company also enters into building access agreements with the landlords of its targeted multi- tenant office buildings. The Company pays monthly fees for the maintenance of its intra-city and intercity leased fiber and in certain cases the Company connects its customers to its network under operating lease commitments for fiber. Future minimum annual commitments under these arrangements are as follows (in thousands):

2005	$28,461
2006	24,264
2007	19,668
2008	16,944
2009	13,832
Thereafter	96,106

$199,275

        Rent expense relates to leased office space and was $3.3 million in 2002, $2.3 million in 2003 and $7.0 million in 2004. The Company has subleased certain office space and facilities. Future minimum payments under these sub lease agreements are approximately $1.2 million, $0.8 million, $0.4 million and $0.2 million for the years ending December 31, 2005 through December 31, 2008, respectively.

Shareholder Indemnification

        In November 2003 the Company's Chief Executive Officer acquired LNG Holdings S.A. ("LNG"). LNG, through its LambdaNet group of subsidiaries, operated a carriers' carrier fiber optic transport business in Europe. In connection with this transaction, the Company provided an indemnification to certain former LNG shareholders. The Company provided the indemnification in connection with its plan to acquire certain subsidiaries of LNG (Note 12). The guarantee is without expiration and covers claims related to LNG's LambdaNet subsidiaries and actions taken in respect thereof including actions related to the transfer of ownership interests in LNG. Should the Company be required to perform the Company will defend the action and may attempt to recover from LNG and other involved entities. The Company has recorded a long-term liability of approximately $0.2 million for the estimated fair value of this obligation.

10.   Stockholders' equity:

        In June 2003, the Company's board of directors and shareholders approved an amended and restated charter that eliminated the reference to the Company's Series A, B, C, D, and E preferred stock ("Existing Preferred Stock"). In March 2005, the Company's board of directors and shareholders approved an amended and restated charter that increased the number of authorized shares of the Company's common stock to 75.0 million shares and designated 10,000 shares of undesignated preferred stock.

        On July 31, 2003 and in connection with the Company's restructuring of its debt with Cisco Capital, all of the Company's Existing Preferred Stock was converted into approximately 0.5 million shares of common stock. At the same time the Company issued 11,000 shares of Series F preferred stock to Cisco Capital under the Exchange Agreement and issued 41,030 shares of Series G preferred stock for gross proceeds of $41.0 million to the Investors under the Purchase Agreement.

        In January 2004, Gamma merged with a subsidiary of the Company. Under the merger agreement, all of the issued and outstanding shares of Gamma common stock were converted into 2,575 shares of the Company's Series I preferred stock and the Company became Gamma and Cogent Europe's sole shareholder.

        On March 30, 2004, Omega merged with a subsidiary of the Company. Prior to the merger Omega had raised approximately $19.5 million in cash and acquired the rights to acquire a German fiber optic network. The Company issued 3,891 shares of Series J preferred stock to the shareholders of Omega in exchange for all of the outstanding common stock of Omega.

        On August 12, 2004, UFO Group merged with a subsidiary of the Company. Prior to the merger UFO Group had raised net cash of approximately $2.1 million and acquired the rights to acquire the majority of the assets of Unlimited Fiber Optics, Inc. The Company issued 2,600 shares of Series K preferred stock to the shareholders of UFO Group in exchange for all of the outstanding common stock of UFO Group.

        On September 15, 2004, the Company issued 185 shares of Series L preferred stock to the shareholders of Global Access in exchange for the majority of the assets of Global Access.

        On October 26, 2004, the Company merged with Potomac. The Company issued 3,700 shares of Series M preferred stock in exchange for all of the outstanding common shares of Potomac. Prior to the merger, Potomac had acquired the majority of the assets of Aleron.

        Each share of the Series F preferred stock, Series G preferred stock, Series H preferred stock, Series I preferred stock, Series J preferred stock, Series K preferred stock, Series L preferred stock and Series M preferred stock (collectively, the "New Preferred") may be converted into shares of common stock at the election of its holder at any time. The Series F, Series G, Series I, Series J, Series K, Series L and Series M preferred stock were convertible into 3.4 million, 12.7 million, 0.8 million, 6.0 million, 0.8 million, 0.3 million and 5.7 million shares of the Company's common stock, respectively. In March 2005, the New Preferred was converted into voting common stock. In connection with the Equity Conversion, the liquidation preferences on the New Preferred were also eliminated.

Warrants and options

        Warrants to purchase shares of the Company's common stock were issued to Cisco Capital in connection with working capital loans under the Company's credit facility. On July 31, 2003 these warrants were cancelled as part of the restructuring of the Company's debt to Cisco Capital.

        In connection with the February 2002 merger with Allied Riser, the Company assumed warrants issued by Allied Riser that convert into approximately 5,000 shares of the Company's common stock. All warrants are exercisable at exercise prices ranging from $0 to $9,500 per share. These warrants were valued at approximately $0.8 million using the Black-Scholes method of valuation and are recorded as stock purchase warrants using the following assumptions—average risk free rate of 4.7 percent, an estimated fair value of the Company's common stock of $5.32, expected live of 8 years and expected volatility of 207.3%.

        In connection with the February 2003 purchase of certain assets of FNSI options for 6,000 shares of common stock at $9.00 per share were issued to certain former FNSI vendors. The fair value of these options was estimated at $52,000 at the date of grant with the following weighted-average assumptions—an average risk-free rate of 3.5 percent, a dividend yield of 0 percent, an expected life of 10.0 years, and expected volatility of 128%.

Dividends

        The Cisco credit facility and the Company's line of credit prohibit the Company from paying cash dividends and restricts the Company's ability to make other distributions to its stockholders.

Beneficial Conversion Charges

        Beneficial conversion charges of $2.5 million, $19.5 million, $2.6 million, $0.9 million and $18.5 million were recorded on January 5, 2004, March 30, 2004, August 12, 2004, September 15, 2004, and October 26, 2004 respectively, since the price per common share at which the Series I, Series J, Series K, Series L and Series M preferred stock converts into were less than the quoted trading price of the Company's common stock on that date.

11.   Stock option plans:

Equity Incentive Plan

        In 1999, the Company adopted its Equity Incentive Plan (the "Plan") for granting of options to employees, directors, and consultants under which 74,500 shares of common stock are reserved for issuance. Options granted under the Plan may be designated as incentive or nonqualified at the discretion of the Plan administrator. Stock options granted under the Plan generally vest over a four-year period and have a term of ten years. Stock options exercised, granted, and canceled during the period from December 31, 2001 to December 31, 2004, were as follows:

	Number of options	Weighted-average exercise price
Outstanding at December 31, 2001	57,896	$106.00
Granted	7,694	$38.60
Exercised	(365)	$2.60
Cancellations	(13,561)	$138.80

Outstanding at December 31, 2002	51,664	$88.20

Granted	7,859	$9.80
Exercised	—	$—
Cancellations	(53,443)	$85.60

Outstanding at December 31, 2003	6,080	$9.03

Granted	—	$—
Exercised	—	$—
Cancellations	(5)	$40.00

Outstanding at December 31, 2004	6,075	$9.00

        Options exercisable under the Plan as of December 31, 2002, were 25,342 with a weighted-average exercise price of $95.60. Options exercisable as of December 31, 2003, were 6,002 with a weighted-average exercise price of $9.03. Options exercisable as of December 31, 2004, were 6,033 with a weighted-average exercise price of $9.00. The weighted-average remaining contractual life of the outstanding options at December 31, 2004, was approximately 8.2 years.

OUTSTANDING AND EXERCISABLE BY PRICE RANGE—2000 PLAN
As of December 31, 2004

Range of Exercise Prices	Number Outstanding 12/31/2004	Weighted Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable As of 12/31/2004	Weighted-Average Exercise Price
$9.00	6,075	8.16	$9.00	6,033	$9.00

Offer to exchange—Series H Preferred Stock and 2003 and 2004 Incentive Award Plans ("2004 Plan")

        In September 2003, the Compensation Committee (the "Committee") of the board of directors adopted and the stockholders approved, the Company's 2003 Incentive Award Plan (the "Award Plan"). The Award Plan reserved 54,001 shares of Series H preferred stock for issuance under the Award Plan. In September 2003, the Company offered its employees the opportunity to exchange eligible outstanding stock options and certain common stock for restricted shares of Series H preferred stock under the Award Plan. In 2004, the Company's board of directors and shareholders approved the Company's 2004 Incentive Award Plan that increased the shares of Series H preferred stock available for grant as either restricted shares or options for restricted shares under the Award Plan from 54,001 to 84,001 shares. In July 2004, the Company began granting options for Series H preferred stock. Each share of Series H preferred stock and each option for Series H preferred stock was convertible into approximately 38 shares of common stock and were converted in connection with the Equity Conversion. The Series H preferred shares were valued using the trading price of the Company's common stock on the grant date. For restricted shares granted under the offer to exchange, the vesting period was 27% upon grant with the remaining shares vesting ratably over a three year period and for share and options grants to newly hired employees; the shares generally vest 25% after one year with the remaining shares vesting ratably over three years. Compensation expense is recognized ratably over the service period.

        Stock options for Series H preferred stock exercised, granted, and canceled under the 2004 Plan during the year ended December 31, 2004, were as follows:

	Number of Options	Weighted-average exercise price
Outstanding at December 31, 2003	—	$—
Granted	27,499	$87.24
Cancellations	(61)	$237.20

Outstanding at December 31, 2004	27,438	$230.77

 OUTSTANDING AND EXERCISABLE BY PRICE RANGE—2004 PLAN
As of December 31, 2004

Range of Exercise Prices	Number Outstanding 12/31/2004	Weighted Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable As of 12/31/2004	Weighted-Average Exercise Price
$0.01 (granted below market value)	17,500	9.69	$0.01	—	$—
$192.31 to $361.54	9,812	9.51	$231.63	877	$230.77
$569.23 to $1,230.77	126	9.93	$569.23	—	$—

$0.01 to $1,230.77	27,438	9.63	$86.91	877	$230.77

        Shares of Series H preferred stock granted, converted into common stock and canceled under the 2003 and 2004 Plan during the years ended December 31, 2003 and December 31, 2004, were as follows:

Number of Shares
Outstanding at December 31, 2002	—
Granted (weighted average fair value of $861.28)	53,873
Converted into common stock	—
Cancellations	(500)

Outstanding at December 31, 2003	53,373

Granted (weighted average fair value of $1,239.00)	1,913
Converted into 166,844 shares of common stock	(4,338)
Cancellations	(5,127)

Outstanding at December 31, 2004	45,821

        Vested shares do not expire and were 25,833 as of December 31, 2004.

Deferred Compensation Charges—Stock Options and Restricted Stock

        The Company recorded a deferred compensation charge of approximately $14.3 million in the fourth quarter of 2001 related to options granted at exercise prices below the estimated fair market value of the Company's common stock on the date of grant. The deferred compensation charge was amortized over the service period of the related options which was generally four years. In connection with the October 2003 offer to exchange and granting of Series H preferred stock the remaining $3.2 million unamortized balance of deferred compensation is now amortized over the vesting period of the Series H preferred stock.

        In July 2004, the Company began granting options for Series H preferred stock, 17,500 of which were granted with an exercise price below the trading price of the Company's common stock on grant date. These option grants resulted in additional deferred compensation of $4.7 million recorded during the third quarter of 2004. Deferred compensation for these option grants was determined by multiplying the difference between the exercise price and the market value of the Series H preferred stock on grant date times the number of options granted and is being amortized over the service period.

        Under the offer to exchange, the Company recorded a deferred compensation charge of approximately $46.1 million in the fourth quarter of 2003. The Company has also granted additional shares of Series H preferred to its new employees resulting in an additional deferred compensation. For grants of restricted stock, when an employee terminates prior to full vesting, the total remaining deferred compensation charge is reduced, the employee retains their vested shares and the employees' unvested shares are returned to the plan. For grants of options for restricted stock, when an employee terminates prior to full vesting, the total remaining deferred compensation charge is reduced, previously recorded deferred compensation is reversed and the employee may elect to exercise their vested options for a period of ninety days and any of the employees' unvested options are returned to the plan. Deferred compensation for the granting of Series H preferred restricted shares was determined using the trading price of the Company's common stock on the grant date.

        The amortization of deferred compensation expense related to stock options and restricted stock was approximately $3.3 million for the year ended December 31, 2002, $18.7 million for the year ended December 31, 2003 and $12.3 million for the year ended December 31, 2004.

12.   Related party transactions:

Office lease

        The Company's headquarters is located in an office building owned by an entity controlled by the Company's Chief Executive Officer. The Company paid $410,000 in 2002, $367,000 in 2003 and $409,000 in 2004 in rent to this entity. The lease expires in August 2006.

LNG Holdings S.A ("LNG")

        In November 2003, approximately 90% of the stock of LNG, the then parent company to Firstmark, now named Cogent Europe, was acquired by Symposium Inc. ("Symposium") a Delaware corporation. The acquisition was for no consideration and in return for a commitment to cause at least $2 million to be invested in LNG's subsidiary LambdaNet France and an indemnification of LNG's selling stockholders by the Company and Symposium. Symposium is wholly owned by the Company's Chief Executive Officer. In January 2004, LNG transferred its interest in Firstmark to Symposium Gamma, Inc. ("Gamma"), a Delaware corporation, in return for $1 and a commitment by Gamma to invest at least $2 million in the operations of Firstmark's French subsidiary—now called Cogent France. Prior to the transfer, Gamma had raised approximately $2.5 million in a private equity transaction with certain existing investors in the Company and new investors. In January 2004, Gamma transferred $2.5 million to Cogent France and, by so doing, fulfilled the $2.0 million commitment. Symposium continues to own approximately 90% of the stock of LNG. LNG operates as a holding company. Its subsidiaries hold assets related to their former telecommunications operations. In connection with this transaction the Company provided an indemnification to certain former LNG shareholders.

        In January 2004, 215.1 million euros ($279.6 million) of Firstmark's total debt of 216.1 million euros ($280.9 million) owed to its previous parent LNG, and other amounts payable of 4.9 million euros ($6.4 million) owed to LNG were assigned to Symposium Gamma, Inc. ("Gamma") at their fair market value of 1 euro in connection with Gamma's acquisition of Firstmark. Prior to the Company's merger with Gamma, and advanced as part of the Gamma merger, LNG transferred 1.0 million euros ($1.3 million) to Cogent France. Cogent France repaid the 1.0 million euros ($1.3 million) to LNG in March 2004. Accordingly, 215.1 million euros ($279.6 million) of the total 216.1 million euros

($280.9 million) of the debt obligation and 4.9 million euros ($6.4 million) of the other amounts payable eliminate in the consolidation of these financial statements.

Gamma and Omega

        Gamma and Omega are considered related parties to the Company since both entities had raised cash in private equity transactions with certain existing investors in the Company. Gamma was formed in order to acquire Firstmark. Omega was formed in order to acquire the rights to the German fiber optic network that was acquired by the Company in 2004. In December 2003, Gamma was capitalized with approximately $2.5 million in exchange for 100% of Gamma's common stock. In March 2004, Omega was capitalized with approximately $19.5 million in exchange for 100% of Omega's common stock.

        In 2004, Cogent Europe's subsidiaries provided network services to and in turn utilized the network of LambdaNet Communications AG ("Lambdanet Germany") in order for each entity to provide services to certain of their customers under a network sharing agreement. Lambdanet Germany was a majority owned subsidiary of LNG from November 2003 until April 2004 when Lambdanet Germany was sold to an unrelated party. During the year ended December 31, 2004 Cogent Europe recorded revenue of $2.0 million from Lambdanet Germany and network costs of $1.8 million under the network sharing agreement. As of December 31, 2004 and for 2004, Cogent Europe had recorded net amounts due from Lambdanet Germany of $2.0 million and net amounts due to Lambdanet Germany of $2.0 million. The Company is currently in negotiations with the new owner of Lambdanet Germany over the terms of settling these amounts.

Marketing and Service Agreement

        The Company has entered into an agency sales and mutual marketing agreement with CTC Communications Corp., a company owned indirectly by one of the Company's directors. CTC is also a customer and the Company recorded approximately $70,000 of revenue from CTC for the year ended December 31, 2004.

Customer Agreement with Cisco Systems Capital Corporation

        In connection with the UFO acquisition we acquired Cisco as a customer. Cisco is a company stockholder and lender. The Company recorded revenue from Cisco of approximately $160,000 for the year ended December 31, 2004.

Vendor Settlement—-Nortel

        In 2004 the Company participated with LNG in the settlement of various disputes with Nortel Networks UK Limited and Nortel Networks France SAS, or Nortel. The dispute was regarding payments owed by Cogent France and LNG as well as disputes over ongoing maintenance and software licensing for Nortel equipment deployed in the Company's European operations.

        In connection with the settlement, the Company committed to pay approximately 0.5 million euros ($0.6 million) as settlement in full of all amounts owed to Nortel through June 30, 2004. In addition, the Company committed to pay approximately 0.6 million euros ($0.8 million) for equipment maintenance services to be delivered by Nortel during the second half of 2004 and to enter into a new services agreement to extend certain maintenance and other services arrangements with Nortel through 2007. Under the terms of the settlement, if the Company terminates the agreement before the end of

2007 without cause, the Company would be required to pay a penalty of 1.0 million euros ($1.3 million) The settlement also included a commitment to pay 0.5 million euros ($0.7 million) over three years for right-to-use software licenses for certain Nortel equipment.

Vendor Settlemen—Iberbanda

        Cogent Spain and LNG settled a number of disputes between those entities and Iberbanda, a Spanish entity from whom Cogent Spain had been leasing space and obtaining services. In the settlement, LNG released to Iberbanda a 0.3 million euro ($0.4 million) bond that had been put in place by LNG with the Spanish government as part of a bid for the right to construct a wireless network. In consideration for LNG's release of the bond, Iberbanda settled a claim for approximately 0.7 million euros ($0.9 million) of back rent due and service charges. The rent related to the former Madrid offices of Cogent Spain. In addition, Cogent Spain granted a credit for services to Iberbanda in the amount of 0.2 million euros ($0.3 million) and agreed to pay approximately 80,000 euros ($104,000) in cash over a period of 18 months. LNG's release of the 0.3 million euros ($0.4 million) euro bond has been recorded as a contribution of capital from a shareholder as a result of the Company's Chief Executive Officer's ownership of LNG.

Reimbursement for Services Provided by LNG Employees

        In January 2005, the Company reimbursed LNG approximately 40,000 euros ($52,000) of the approximate 190,000 euros ($269,000) for salaries paid to two employees of LNG that were providing Cogent Europe accounting and management services during 2004. In November 2004, these two employees became employees of Cogent Europe. The remaining 150,000 euros ($217,000) is reflected in accrued liabilities on the accompanying December 31, 2004 balance sheet.

13.   Quarterly financial information (unaudited):

	Three months ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
	(in thousands, except share and per share amounts)
Net service revenue	$14,233	$15,519	$15,148	$14,522
Cost of network operations, including amortization of deferred compensation	10,739	12,282	12,067	13,236
Operating loss	(14,880)	(16,568)	(15,901)	(33,878)
Gain—Cisco credit facility—troubled debt restructuring	—	—	215,432	—
Gain—Allied Riser note exchange	24,802	—	—	—
Net (loss) income	1,914	(22,796)	196,462	(34,837)
Net (loss) income applicable to common stock	1,914	(22,796)	144,462	(34,837)
Net (loss) income per common share—basic	2.78	(130.80)	12.64	(52.77)
Net (loss) income per common share—diluted	2.58	(130.80)	12.64	(52.77)
Weighted-average number of shares outstanding—basic	688,233	174,192	11,426,017	660,229
Weighted-average number of shares outstanding—diluted	692,257	174,192	11,429,777	660,229
	Three months ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
	(in thousands, except share and per share amounts)
Net service revenue	$20,945	$20,387	$21,736	$28,218
Cost of network operations, including amortization of deferred compensation	15,947	13,486	14,510	20,381
Operating loss	(21,939)	(19,218)	(20,160)	(22,752)
Gains—lease obligations restructuring	—	—	—	5,292
Net loss	(24,170)	(22,225)	(23,041)	(20,224)
Net loss applicable to common stock	(46,198)	(22,225)	(26,496)	(38,727)
Net loss income per common share—basic	(35.94)	(29.51)	(28.58)	(24.66)
Net loss income per common share—diluted	(35.94)	(29.51)	(28.58)	(24.66)
Weighted-average number of shares outstanding—basic	672,457	753,130	806,151	820,125
Weighted-average number of shares outstanding—diluted	672,457	753,130	806,151	820,125

        The net losses applicable to common stock for the third quarter of 2003, first quarter of 2004, third quarter of 2004 and fourth quarter of 2004 include non-cash beneficial conversion charges of $52.0 million, $22.0 million, $3.5 million and $18.5 million, respectively.

14.   Segment information:

        Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company operates as one operating segment. Below are the Company's net revenues and long lived assets by geographic theater (in thousands):

Year Ended December 31, 2004
Net Revenues
North America	$68,009
Europe	23,277

Total	$91,286

December 31, 2004
Long lived assets, net
North America	$287,204
Europe	54,416

Total	$341,620

15.   Subsequent events:

Subordinated Note

        On February 24, 2005, the Company issued a subordinated note in the principal amount of $10.0 million to Columbia Ventures Corporation, a stockholder, in exchange for $10.0 million in cash. The note was issued pursuant to a Note Purchase Agreement dated February 24, 2005. The note has an initial interest rate of 10% per annum and the interest rate increases by one percent on August 24, 2005, six months after the note was issued, and by a further one percent at the end of each successive six-month period up to a maximum of 17%. Interest on the note accrues and is payable on the note's maturity date of February 24, 2009. The Company may prepay the note in whole or in part at any time. The terms of the note require the payment of all principal and accrued interest upon the occurrence of a liquidity event, which is defined as an equity offering of at least $30 million in net proceeds. The note is subordinated to the debt evidenced by the Amended and Restated Cisco Note, as well as our accounts receivable line of credit obtained in March 2005. Management believes that the terms of the note are at least as favorable as those the Company would have been able to obtain from an unaffiliated third party.

Line of Credit

        In March 2005, the Company entered into a line of credit with a commercial bank. The line of credit provides for borrowings of up to $10.0 million and is secured by our accounts receivable. The borrowing base is determined primarily by the aging characteristics related to our accounts receivable. On March 18, 2005, we borrowed $10.0 million against our North American accounts receivable. Of this amount $4.0 million is restricted and held by the lender. The line of credit matures on January 31, 2007. Borrowings under the line of credit accrue interest at the prime rate plus 1.5% and may, in certain circumstances, be reduced to the prime rate plus 0.5%. The Company's obligations under the line of credit are secured by a first priority lien in certain of our accounts receivable and are guaranteed by the Company's material domestic subsidiaries, as defined. The agreements governing the line of credit contain certain customary representations and warranties, covenants, notice provisions and events of default.

Building Sale

        On March 30, 2005, we sold a building we owned located in Lyon, France for net proceeds of 3.8 million euros ($5.1 million). This transaction resulted in a gain of approximately 2.9 million euros ($3.9 million).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To FirstMark Communications Participations S.à r.l. and Subsidiaries

        We have audited the accompanying consolidated balance sheets of FirstMark Communications Participations S.à r.l. and subsidiaries (the "Group") as of December 31, 2003 and 2002 and the consolidated statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Group. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FirstMark Communications Participations S.à r.l. and subsidiaries as of December 31, 2003 and 2002, the results of their operations and their cash flows for the years ended December 31, 2003 and 2002, in conformity with U.S. generally accepted accounting principles.

        As discussed in note 13 to the financial statements, the Group adopted Statement of Financial Accounting Standards 143 "Accounting for Asset Retirement Obligations" on January 1, 2003.

        The accompanying financial statements have been prepared assuming that the Group will continue as a going concern. As more fully described in note 1 to the financial statements, the Group has incurred recurring operating losses accumulating to EUR 164.2 million and has a working capital deficit of EUR 15.9 million as of December 31 2003. These factors raise substantial doubt about its ability to continue as a going concern. These consolidated financial statements do not include any adjustments to reflect the possible future effects on recoverability and classification of assets, including property plant and equipment amounting to EUR 105.1 million or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ ERNST & YOUNG Société Anonyme

Luxembourg, Grand Duchy of Luxembourg
March 17, 2004

FIRSTMARK COMMUNICATIONS PARTICIPATIONS S.À R.L. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2002
(EXPRESSED IN THOUSANDS OF EUROS)

	Notes	2003	2002
ASSETS
Current assets:
Cash and cash equivalents		1,720	2,294

		1,720	2,294

Accounts receivable:
From related parties	16	114	1,497
Trade, net of allowance of € 1,133 and € 845	5	5,403	6,276
Other	6	2,288	3,697

		7,805	11,470

Prepaid expenses and other current assets	15	2,380	1,173

Total current assets		11,905	14,937

Investments:
Marketable securities	7	2,090	—
Pledged deposits	4	1,212	2,218

		3,302	2,218

Property and equipment, at cost	8	139,051	182,948
Less accumulated depreciation		(33,925)	(45,384)

		105,126	137,564

Intangible assets, at cost:	9
Licenses		1,274	1,274
Other		395	395

		1,669	1,669

Less accumulated amortization		(945)	(558)

		724	1,111

Total assets		121,057	155,830

The accompanying notes are an integral part of these financial statements.

FIRSTMARK COMMUNICATIONS PARTICIPATIONS S.À R.L. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2002
(EXPRESSED IN THOUSANDS OF EUROS)

	Notes	2003	2002
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable:
Trade		11,985	19,144
To related parties	16	7,769	1,324
Other	11	1,384	895

		21,138	21,363
Accrued liabilities	12	2,469	8,283
Current portion of long-term debt	14	2,875	3,229
Current portion of asset retirement obligations	13	292	—
Deferred income	15	1,078	3,871

Total current liabilities		27,852	36,746

Long-term liabilities:
Asset retirement obligations	13	685	—
Long-term debt and financing	14	38,583	108,433
Loans from Stockholder	16	216,055	234,515
Other non-current liabilities	15	—	738

Total long-term liabilities		255,323	343,686

Total liabilities		283,175	380,432

Commitments and Contingencies	23	—	—
Stockholders' Equity:	10
Common stock, 125 shares authorized, issued and outstanding with a par value of EUR 100 each		13	13
Accumulated deficit		(164,222)	(224,615)
Accumulated other comprehensive income		2,091	—

Total stockholders' equity		(162,118)	(224,602)

Total liabilities and stockholders' equity		121,057	155,830

The accompanying notes are an integral part of these financial statements.

FIRSTMARK COMMUNICATIONS PARTICIPATIONS S.À R.L. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(EXPRESSED IN THOUSANDS OF EUROS)

	Notes	2003	2002
Revenue		21,624	21,855
Revenue with affiliated companies	16	1,866	945
Cost of revenue (excluding depreciation and amortization)		(4,450)	(2,793)
Cost from affiliated companies	16	(6,965)	(4,838)
Selling, general and administrative expenses		(19,611)	(24,295)
Impairment of assets	18	(1,651)	(112,074)
Loss on disposal of assets	19	(1,252)	—
Depreciation and amortization	8,9	(14,843)	(27,360)

Operating loss		(25,282)	(148,560)

Interest expense and other		(7,357)	(21,437)
Interest income and other		4	99
Exchange gain (loss), net		66	(4)
Restructuring of Renfe	14	59,438	—
Gain on debt extinguishments		33,780	6,270

Profit/(loss) before income taxes		60,649	(163,632)

Taxation	20	—	—

Profit/(loss) before cumulative effect on prior years of applying SFAS 143		60,649	(163,632)

Cumulative effect on prior years (to December 31,2002) of applying SFAS 143	13	(256)	—

Net Income/(loss)		60,393	(163,632)

Proforma amounts assuming that SFAS 143 is applied retroactively
Net Income/(loss)		60,649	(163,812)

The accompanying notes are an integral part of these financial statements.

FIRSTMARK COMMUNICATIONS PARTICIPATIONS S.À R.L. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003 AND 2002
(EXPRESSED IN THOUSANDS OF EUROS EXCEPT NUMBER OF SHARES)

	Number of common shares outstanding	Common stock	Accumulated deficit	Accumulated other comprehensive income	Total
Balance as of January 1, 2002	125	13	(60,983)	—	(60,970)
Comprehensive gain/(loss):
Loss for the year			(163,632)		(163,632)

					(163,632)

Balance as of December 31, 2002		13	(224,615)	—	(224,602)

Balance as of January 1, 2003	125	13	(224,615)	—	(224,602)
Comprehensive gain/(loss):
Income for the year			60,393		60,393
Other comprehensive gain/(loss):
Unrealized gain on marketable securities				2,090	2,090
Currency translation adjustment				1	1

					62,484

Balance as of December 31, 2003		13	(164,222)	2,091	(162,118)

The accompanying notes are an integral part of these financial statements

FIRSTMARK COMMUNICATIONS PARTICIPATIONS S.À R.L. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(EXPRESSED IN THOUSANDS OF EUROS)

	2003	2002
CASH FLOW FROM OPERATING ACTIVITIES
Net income / (loss)	60,393	(163,632)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Accretion expenses	44	—
Depreciation and amortization	14,843	27,360
Provision for doubtful accounts	288	618
Loss on disposal of assets	1,252	—
Restructuring of Renfe	(59,438)
Gain on extinguishment of debt	(33,780)	(6,270)
Non-cash interest charge	6,087	2,387
Impairment of assets	1,651	112,074
Cumulative effect on prior years applying SFAS 143	256	—
Changes in operating assets and liabilities:
• decrease in accounts receivable	1,993	5,066
• decrease in receivable from related parties	1,382	3,186
• (increase)/decrease in prepaid expenses and other current assets	(217)	1,348
• decrease in accounts payable	(1,214)	(3,667)
• (decrease)/increase in payable to related parties	6,095	(1,067)
• (decrease) in accrued liabilities	(5,312)	(3,034)
• decrease in other non-current liabilities	(738)	738
• (decrease)/increase in deferred income	(2,793)	2,862

Net cash used in operating activities	(9,208)	(22,031)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment, net of disposals	(1,744)	(5,395)
Purchase of licenses and other intangible assets	—	(547)
Decrease/(increase) in pledged deposits	1,006	(569)

Net cash used in investing activities	(738)	(6,511)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of debt, long-term and short-term	(2,274)	(84,010)
Proceeds from shareholders (related parties)	11,646	100,279

Net cash provided by financing activities	9,372	16,269

Decrease in cash and cash equivalents	(574)	(12,273)
Cash and cash equivalents at beginning of the period	2,294	14,567

Cash and cash equivalents at end of the period	1,720	2,294

The accompanying notes are an integral part of these financial statements.

FIRSTMARK COMMUNICATIONS PARTICIPATIONS S.À R.L. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION, NATURE OF OPERATIONS AND HISTORY

        FirstMark Communications Participations S.à r.l. (the "Company" or "Firstmark", and together with its subsidiaries, the "Group") was incorporated on March 31, 2000, under the laws of the Grand Duchy of Luxembourg as a "Société à responsabilité limitée," which is private limited liability company.

        The Company is registered in Luxembourg under the number R.C. B 75 672 and has its registered office at 5, rue Eugène Ruppert, L-2453 Luxembourg.

        The Company is a subsidiary of LNG Holdings S.A. (the "Parent Company"), a Luxembourg company having its registered address at 5, rue Eugène Ruppert, L-2453 Luxembourg. Subsequent to year-end (Note 24), Cogent Communications Group, Inc. acquired the Group from LNG Holdings S.A..

        The Group operates a carriers' carrier fiber optic transport business in France, Spain, Belgium, the Netherlands and the United Kingdom using technology such as dense wavelength division multiplexing (DWDM) in combination with synchronous digital hierarchy (SDH) providing transmission capacities of several terabit per second. The Group's Carrier Business optics network has a length of approximately 11,000 km and connects a total of 45 cities including Metropolitan Area Networks (MANs) in 9 European Business Centers within its Europe-wide network. These MANs directly connect telehouses, data-centers and major customer locations to the Company's backbone.

        In February 2003, the Company decided it was necessary to restructure the network operated by its Spanish subsidiary, LambdaNet España S.A. This network, connecting 54 cities with over 8,000 km of fiber, had been specifically designed and implemented based upon the needs of one of the Group's largest customers. As the business of this customer has not developed as expected, it had to substantially reduce its network requirements. Further, the customer was in default of its payment obligations. Consequently, LambdaNet España S.A. restructured its extensive network to a base of core national and international requirements. This triggered a situation whereby, in order to provide sufficient time to restructure the business and ensure that the current customer requirements continue uninterrupted, in February 2003, LambdaNet España S.A. filed a "Suspension of Payments" process with the Court in Madrid. This filing was preceded by a lawsuit against the above-mentioned major customer, which was subsequently resolved.

        In July 2003, LambdaNet España S.A. lifted the "Suspension of Payments" after reaching agreements with:

  •
  Red Nacional de los Ferrocarriles Españoles ("RENFE"), the company's principal fiber provider in Spain, by which, through a framework agreement, the company decreased its lease commitments by EUR 75.8 million (Note 22) resulting in a gain of EUR 59.4 million (Note 8). In addition RENFE converted existing current receivables from LambdaNet España S.A. of EUR 7.5 million into a long-term interest bearing loan to the company (Note 14). As of December 31, 2003, the executing contracts on this framework agreement signed in 2003 have not yet been finalized. However the parties are applying the new arrangements agreed in the framework agreement since it is in force effective April 1, 2003. Management believes that the executing agreements will not materially differ from the framework agreement.

  •
  LNG Holdings S.A. which forgave its loan receivable from LambdaNet España S.A. for an amount of EUR 33.5 million (Note 16).

  •
  A third party, which purchased from LambdaNet España S.A. certain network equipment in exchange for wavelength capacity (Note 15) to be provided by such third party to LambdaNet España S.A. for a period of 3 years.

        The business has experienced significant start-up losses and as of December 31, 2003 had an accumulated deficit of EUR 164.2 million and a working capital deficit of EUR 15.9 million. The Group operates in the rapidly evolving Internet services industry, which is subject to intense competition and rapid technological change, among other factors. The realization of the carrying amounts of the Group's assets and the classification of its liabilities is dependent on the success of future operations. The successful execution of the Group's business plan is dependent upon the Group's ability to increase the number of customers purchasing its services, its ability to increase its market share, the Group's ability to integrate its businesses into the operations of its new parent company (Note 24) and realize planned synergies, the availability of and access to intra-city dark fiber and multi-tenant office buildings, the availability and performance of the Group's network equipment, the Group's ability to retain and attract key employees and the Group's ability to manage its growth, among other factors. Although management believes that the Group will successfully mitigate these risks, management cannot give assurance that it will be able to do so or that the Group will ever operate profitably. The Group has obtained a commitment from its new shareholder, Cogent Communications Group Inc, to implement a business plan which, if successful, will not require additional funding. The business plan is dependant on selling certain non core assets and significantly reducing operating expenditures. If these targets are achieved, the presently available funding, including the additional financing received subsequent to year-end (Note 24), will be sufficient to continue to operate as a going concern for the next twelve months. These financial statements have been prepared assuming the Company will continue as a going concern. As described above, the Company has incurred recurring operating losses and negative cash flows from operating activities and has a working capital deficit at December 31, 2003 which raise substantial doubt about its ability to continue as a going concern. Although management has developed a plan which significantly reduces operating expenses and results in the sale of noncore assets as described above, there can be no assurance that the implementation of this plan will be successful. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The consolidated financial statements are prepared in conformity with generally accepted accounting principles in the United States ("US GAAP").

        The Group operates in one reportable industry segment, telecommunication services, throughout selected countries in Europe.

        The consolidated financial statements are prepared in accordance with the following significant consolidation and accounting policies:

a)
Use of estimates

        The preparation of the financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Specifically, management has used certain significant assumptions to determine the carrying amounts of impaired assets, recoverability of deferred tax assets and accounts receivable reserves. Actual results could differ from those estimates.

b)
Basis of consolidation

        The consolidated financial statements include the financial statements of the Company and its subsidiaries ("Group companies"). All significant intercompany transactions and balances have been eliminated in the consolidation. When cumulative losses applicable to minority interests exceed the minority's interest in the subsidiary's capital, the excess is charged against the majority interest and is not reflected as an asset except when the minority shareholders have a binding obligation to support such losses. Subsequent profits earned by the subsidiary under such circumstances that are applicable to the minority interests are allocated to the majority interest to the extent minority losses have been previously absorbed.

c)
Cash equivalents

        Highly liquid investments with an original maturity of three months or less when purchased are considered to be cash equivalents. The Group also considers all highly liquid temporary cash investments that are readily convertible into cash to be cash equivalents.

d)
Property and equipment

        Property and equipment, which includes capitalized leases, are stated at cost, net of depreciation. All repairs and maintenance expenditures are expensed as incurred. Significant costs incurred prior to completion of an asset are reflected as construction in progress in the accompanying consolidated balance sheets and recorded as property and equipment at the date each segment of the applicable system becomes operational.

        Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives are as follows:

Buildings and improvements	40 years or life of lease, if less
Networks	5 to 10 years
Other	2 to 7 years

        Indefeasible right of use (IRU) assets, which qualify as capital leases, are amortized either over the term of the lease agreement or over a period of 15 years. If the IRU has qualified as a capital lease because the lease term is equal to 75% or more of the estimated economic life of the leased property or because the present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the fair value of the leased property the IRU is amortized over the term of the lease. If the IRU has qualified as a capital lease because the lease transfers ownership of the property to the Group by the end of the lease term or because the lease contains a bargain purchase option, the IRU is amortized over 15 years. Amortization on the capitalized IRU amounts is included in depreciation expense.

e)
Intangible assets

  Licenses

        The Group operates in an industry that is subject to changes in competition, regulation, technology and subscriber base evolution. In addition, the terms of the licenses are subject to periodic review for, among other things, rate making, frequency allocation and technical standards. Licenses held, subject to certain conditions, are renewable and are generally non-exclusive. The Group does not currently expect any of the Group's operations to be required to cease due to license reviews and renewals. Under the terms of the respective licenses, the Group companies are entitled to offer their products (e.g. Wavelength, Transport capacity, Ip-Services) to all other telecommunication operators.

        Licenses are obtained through acquisitions from third parties, by application to local telecommunications regulators and auctions. Licenses are recorded at cost and are amortized using the straight-line method over the life of the license. No account is taken of potential renewal periods. Amortization of the license starts generally when operations relating to that license have commenced.

  Other intangible assets

        Other intangible assets include software purchased from third party suppliers, which are amortized using the straight-line basis over periods of up to 5 years.

f)
Revenue recognition

        The Group records revenues for telecommunication services at the time of customer usage. Service discounts and incentives are accounted for as a reduction of revenues when granted.

        Up-front activation and connection fees are deferred and recognized over the expected subscriber life. Incremental direct costs related to a specific contract or arrangement are deferred and amortized over the expected subscriber life to the extent of deferred revenues; any excess costs, up to a maximum of the net future contractual revenues, are amortized over the minimum contract period.

        Exchanges of capacity under operating leases granted/received do not represent the culmination of an earnings process and therefore income from operating leases granted is netted against expenses incurred on operating lease received. The monetary component of the exchange, if any, is deferred and recognized through income ratably over the lease period.

g)
Advertising costs

        The Group has incurred no advertising costs for the years ended December 31, 2003 and 2002.

h)
Income taxes

        The Group companies are subject to taxation in the countries in which they operate. Corporate tax, including deferred taxation where appropriate, is applied at the applicable current rates on their taxable profits. Deferred income taxes are determined using the asset and liability method whereby the future expected consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements are recognized as deferred tax assets and liabilities. Deferred tax assets are recognized subject to a valuation allowance to reduce the balance to an amount, which is more likely than not to be realized.

i)
Foreign currency translation

        The functional currency of the Company and most of its subsidiaries is the euro ("EUR"). The functional currency of LambdaNet Communications Switzerland GmbH is the Swiss Franc.

        In the financial statements of Group companies, transactions denominated in foreign currencies are recorded in local currency at the actual exchange rate existing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at year-end are reported at the exchange rates prevailing at year-end. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the consolidated statements of operations.

        For the purpose of consolidating subsidiaries that report in currencies other than the euro, assets and liabilities are translated using exchange rates on the respective balance sheet dates. Income and expense items are translated using the average rates of exchange for the periods involved. The resulting translation adjustments are recorded in stockholders' equity. Cumulative translation adjustments are recognized as income or expense upon disposal of operations.

        The following is a table of the principal currency translation rates to the euro:

Country	Currency	2003 Average rate	2003 Period- end rate	2002 Average rate	2002 Period- end rate
Switzerland	Swiss Franc	0.66	0.64	0.68	0.69
United Kingdom	British Pound	1.45	1.42	1.59	1.53
USA	US Dollar	0.89	0.80	1.06	0.95
j)
Concentration of credit risk

        Financial instruments, which potentially subject the Group to concentrations of credit risk, are primarily cash and cash equivalents, restricted cash, and accounts receivable. The counter parties to the agreements relating to the Group's cash and cash equivalents and restricted cash are well established financial institutions. Accordingly, management does not believe there is a significant risk of non-performance by these counter parties. Accounts receivable are derived from the provision of telecom services to a large number of customers in Europe, including businesses as well as local telecommunications companies and management believes that the related concentration of credit risk is therefore limited. The Group maintains an allowance for doubtful accounts based upon the expected collectibility of all trade accounts receivable (note 5).

k)
Leases

        Operating lease payments are charged to earnings on a straight-line basis over the life of the lease. Assets held under capital leases are recorded on the balance sheet at the lower of the fair value of the leased asset or the present value of the guaranteed future minimum payments and depreciated over the shorter of the life of the lease or the life of the asset, except for IRUs (note 2d). The related liability is included in debt and the implied interest charge is allocated to the statement of operations in order to give a constant rate of charge on the capital obligation outstanding.

l)
Impairment of long-lived assets

        The recoverability of the Group's long-lived assets, including its intangible assets, is subject to the future performance of the Group's operations and the evolution of the business in accordance with its plans. In evaluating the recoverability of its assets, the value and future benefits of the Group's operations are periodically reviewed by management based on technological, regulatory and market conditions. In accordance with SFAS 144 long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If the carrying value of an asset exceeds the undiscounted future cash flows expected to be generated by that asset, an impairment loss is measured based on the difference between the estimated fair value and the carrying amount of the asset. Management's estimates of fair value are based on market prices of similar assets to the extent available under the circumstances and the result of valuation techniques; these include net present values of estimated future cash flows and valuations based on market transactions in similar circumstances. For new product launches where no comparable market information is available, management bases its view on recoverability primarily on cash flow forecasts. In addition to evaluation of possible impairment to the long-lived assets' carrying value, the foregoing analysis also evaluates the appropriateness of the estimated useful lives of the long-lived assets.

m)
Deferred borrowing costs

        Deferred costs comprise direct costs incurred with securing bank financing. These costs are capitalized and amortized over the life of the related financing.

n)
Asset retirement obligations

        In accordance with SFAS 143 the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Group measures changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount is recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of operations. The Group adopted SFAS 143 for its fiscal year ending December 31, 2003. Asset retirement obligations were previously accrued on a straight-line basis over the terms of the agreements.

  o)
  Financial instruments

        The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses approximate carrying value, principally because of the short maturity of these items. The carrying amounts of long-term debt and other financings approximate fair value due to their stated interest rates approximating market rates. Based upon the current borrowing rates available to the Group, estimated fair values of long-term debt approximate their recorded carrying amounts.

        The fair values of capital lease obligations approximate carrying value based on their effective interest rates compared to current market rates.

p)
Recent accounting pronouncements

        In June 2001, the Financial Accounting Standards Board, ("FASB") issued SFAS 143, "Accounting for Asset Retirement Obligations," ("SFAS 143"). As disclosed under note 2n, the Group has adopted SFAS 143 effective January 1, 2003.

        Effective January 1, 2003, the Company adopted SFAS 145, "Rescission of the Financial Accounting Standards Board Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002" ("SFAS 145"), which eliminates the requirement to report material gains or losses from debt extinguishments as an extraordinary item, net of any applicable income tax effect, in an entity's statement of operations. SFAS 145 instead requires that a gain or loss recognized from a debt extinguishment be classified as an extraordinary item only when the extinguishment meets the criteria of both "unusual in nature" and "infrequent in occurrence" as prescribed under APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB No. 30"). Upon adopting SFAS 145, the Group reclassified a 2002 EUR 6.3 million gain from debt repurchases from extraordinary to recurring.

        Effective January 1, 2003, the Company adopted SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which requires that costs, including severance costs, associated with exit or disposal activities be recorded at their fair value when a liability has been incurred. Under previous guidance, certain exit costs, including severance costs, were accrued upon managements' commitment to an exit plan, which is generally before an actual liability has been incurred. The adoption of SFAS 146 did not have a material effect on the Group's consolidated financial statements.

        In May 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," ("SFAS 149"), which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. SFAS 149 is effective for contracts entered into or modified after

June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the Group's consolidated financial statements.

        In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," ("SFAS 150"), which establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective beginning with the second quarter of fiscal 2003 and is not effective to non US SEC registrants until January 1, 2004. The Group does not believe that the adoption of SFAS 150 will have any effect on the Group's consolidated financial statements.

        In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No.51, "Consolidated Financial Statements" ("FIN 46"). FIN 46 applies to any business enterprise that has a controlling interest, contractual relationship or other business relationship with a variable interest entity ("VIE") and establishes guidance for the consolidation of VIEs that function to support the activities of the primary beneficiary. In December 2003, the FASB completed its deliberations regarding the proposed modification to FIN 46 and issued Interpretation Number 46R, "Consolidation of Variable Interest Entities-an Interpretation of ARB No. 51" ("FIN 46R"). The decision reached included a deferral of the effective date and provisions for additional scope exception for certain type of variable interests. Application of FIN 46R is required in financial statements of public entities that have interests in VIEs or potential VIEs commonly referred to as special-purpose entities for period ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. The Group does not believe that the adoption of FIN 46R will have any effect on the Group's consolidated financial statements.

        In November 2002, the FASB's Emerging Issues Task Force reached a final consensus on Issue No.00-21. "Accounting for Revenue arrangements with Multiple Deliverables" ("EITF 00-21"), which is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Under the EITF 00-21, revenue arrangements with multiple deliverables are required to be divided into separate units of accounting under certain circumstances. The adoption of EITF 00-21 did not have a material effect on the Group's consolidated financial statements.

        In December 2003, the SEC issued Staff Accounting Bulletin No. 104, "Revenue Recognition", which updates the guidance in SAB No. 101, integrates the related set of Frequently Asked Questions, and recognizes the role of EITF 00-21. The adoption of SAB No. 104 did not have a material effect on the Group's consolidated financial statements.

NOTE 3—GROUP COMPANIES

        The companies included in the consolidated financial statements are the following:

Name of the Company	Country	Holding as of Dec. 31, 2003	Holding as of Dec. 31, 2002
		%	%
LambdaNet Communications (UK) Ltd.	United Kingdom	100	100
LambdaNet Communications France SAS	France	100	100
LambdaNet España S.A.	Spain	100	100
LambdaNet Communications Belgium Sprl (f.k.a. FirstMark Carrier Services Belgium Sprl)	Belgium	99	99
LambdaNet Communications Switzerland GmbH (f.k.a. FirstMark Carrier Services Switzerland GmbH	Switzerland	95	95
LambdaNet Communications Netherlands B.V. (f.k.a. FirstMark Carrier Services Netherlands B.V.)	The Netherlands	100	100

        Below is a breakdown of revenues and long lived assets attributable to the Group's main regions:

	2003	2002
	EUR '000	EUR '000
French region:
(including United Kingdom, Belgium, and the Netherlands)
Revenues	15,324	9,540
Long lived assets	92,946	103,028
Spanish region:
Revenues	8,166	13,260
Long lived assets	12,904	35,647

NOTE 4—PLEDGED DEPOSITS

        The Group has pledged certain cash and cash equivalents for a total of EUR 1.2 million (2002: EUR 2.2 million) as guarantee deposits on certain rental properties.

NOTE 5—ACCOUNTS RECEIVABLE

        Allowance for doubtful accounts comprises:

	2003	2002
	EUR '000	EUR '000
Balance as of January 1	845	227
Bad debt expense (net of recoveries)	288	618

Allowance for doubtful accounts	1,133	845

        Management performs ongoing credit analyses of the accounts of its customers and provides allowances as deemed necessary. The Group's major customers for the years ended December 31, 2003 and 2002 are as follows:

	2003 % of Group revenues	2003 % of Group accounts receivable	2002 % of Group revenues	2002 % of Group accounts receivable
Customer A	11.64%	9.40%	0.00%	0.00%
Customer B	7.33%	0.27%	2.08%	0.00%
Customer C	7.31%	1.85%	3.49%	7.73%

        The contract with customer A will terminate during 2004.

NOTE 6—OTHER ACCOUNTS RECEIVABLE

        Other accounts receivable includes an amount of EUR 1.2 million (2002: EUR 3.5 million) representing value added taxes receivable and EUR 1.1 million (2002: EUR 0.2 million) representing other miscellaneous amounts receivable.

NOTE 7—MARKETABLE SECURITIES

        On March 15, 2000, the Company was granted at no cost warrants to purchase 506,600 ordinary shares (originally 5,066 shares which were subsequently split at a ratio of 1 to 100) of Floware Wireless Systems Ltd. a company listed on the US Nasdaq since September 2000. The warrants were exercisable through March 2005, at a price of US$ 3.89 per share. In 2001 Floware Wireless Systems Ltd. ("Floware") merged into Breezecom Ltd. ("Breezecom"). Breezecom subsequently changed its name to

Alvarion Ltd. The Company exercised these warrants and subsequently sold the related securities in January 2004 (Note 24).

        Marketable securities as of December 31, 2003 and 2002 are recorded at fair value which is based on quoted market prices and comprised the following:

	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	EUR'000	EUR'000	EUR'000	EUR'000
2002
Alvarion Ltd. (warrants)	—	—	—	—
2003
Alvarion Ltd. (warrants)	—	2,090	—	2,090

NOTE 8—PROPERTY AND EQUIPMENT

        Property and equipment at December 31, 2003 and 2002 comprise the following:

	2003	2002
	EUR "000	EUR "000
Network	57,363	69,706
Indefeasible right of use in networks	53,118	84,664
Property & Leasehold investments	24,201	23,861
Furniture, fixtures and office equipment	1,181	1,208
Construction in progress	—	312
Other	3,188	3,197

	139,051	182,948

Less:
Accumulated depreciation	(33,925)	(45,384)

Property and equipment, net	105,126	137,564

Cost of leased assets included in the above	53,118	84,664

        The depreciation charge for the year ended December 31, 2003 was EUR 14.4 million (2002: EUR 27.0 million). As of December 31, 2003, and 2002 no interest has been capitalized.

        In 2002, following the under-performance of certain networks and network equipment and the deterioration of market conditions, the Group evaluated the recoverability of its assets and identified an impairment. To measure the impairment, the Group determined the fair value of the assets based on discounted future cash flows and recorded an impairment for a total amount of EUR 112.1 million (Note 18), as follows:

• Network:	47.9 million
• Indefeasible right of use in networks:	64.2 million

NOTE 9—INTANGIBLE ASSETS

        Intangible assets at December 31, 2003 and 2002 comprise the following:

	2003	2002
	EUR "000	EUR "000
Licenses	1,274	1,274
Other	395	395

	1,669	1,669

Less:
Accumulated amortization	(945)	(558)

Intangible, net	724	1,111

a) Licenses

        This caption includes telecommunication licenses obtained in France, Spain and the United Kingdom amounting to EUR 1.3 million (2002: EUR 1.3 million).

b) Amortization

        The amortization charge for intangible assets for the year ended December 31, 2003 amounts to EUR 0.4 million (2002: EUR 0.4 million). Intangible assets are being amortized over periods up to 25 years.

        Estimated amortization expense for the next five years is as follows:

EUR '000
For the year ending December 31, 2004	268
2005	112
2006	60
2007	28
2008	28

NOTE 10—STOCKHOLDERS' EQUITY

a) Share capital

        On March 31, 2000, the Company was incorporated with a share capital of EUR 12,500 represented by 125 shares of EUR 100 each.

b) Legal Reserve

        On an annual basis, if the Company reports a net profit for the year, Luxembourg Law requires appropriation of an amount equal to at least 5% of the annual net income to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distributions.

NOTE 11—OTHER ACCOUNTS PAYABLE

        Other accounts payable consist of the following as of December 31, 2003 and 2002:

	2003	2002
	EUR '000	EUR '000
Wages and bonuses payable	47	69
Value added taxes payable	1,337	775
Other tax payable	—	51

	1,384	895

NOTE 12—ACCRUED LIABILITIES

        Accrued liabilities consist of the following as of December 31, 2003 and 2002:

	2003	2002
	EUR '000	EUR '000
Accrued expenses	2,469	8,240
Accrued tenancy expenses	—	43

	2,469	8,283

        In 2002, accrued tenancy expenses include estimated costs for removing installations at points of presence under tenancy agreements. Following the adoption of SFAS 143 as of January 1, 2003, the amount for 2003 is disclosed under note 13.

NOTE 13—ASSET RETIREMENT OBLIGATIONS

        The Group is providing for asset retirement obligations for the points of presence of its networks. Such obligations have been determined using expected present value methods. The movements in the asset retirement obligations were as follows:

	2003	Pro-forma 2002
	EUR '000	EUR '000
Obligations as of January 1	933	890
Accretion expense	44	43

Obligations as of December 31	977	933

Represented by
Obligations due within one year	292	—

Obligations due after one year	685	933

NOTE 14—DEBT AND FINANCING

        As of December 31, 2003 and 2002, the Group had issued the following debt and financing instruments:

	2003	2002
	EUR '000	EUR '000
Due within one year:
Capitalized lease obligations due within one year	2,875	3,229

Total debt due within one year	2,875	3,229

Due after one year:
Notes payable to RENFE	7,870	—
Capitalized lease obligations due after one year	30,713	108,433

Total debt due after one year	38,583	108,433

a)
Significant debt and financing arrangements

        The main Group financing outstanding as of December 31, 2003 and 2002 consists of the following:

RENFE—Note payable

        In August 2000, LambdaNet España S.A. entered into a contract with Red Nacional de los Ferrocarriles Españoles (RENFE), pursuant to which RENFE agreed to lease to the company two fiber lines and lease space for equipment along approximately 7,500 km of its fiber optic network in Spain for a total commitment of EUR 160.5 million for an initial term of 12 years.

        As discussed under note 1, in 2003 LambdaNet España S.A. renegotiated the agreement with RENFE which decreased the lease obligations by EUR 75.8 million and the related IRU's were downsized from 7,500 km to 2,078 km. As such assets were partly impaired (Note 8) in 2002, a gain of EUR 59.4 million has been recorded in 2003.In addition, the parties renegotiated the terms of the outstanding debt existing as of March 31, 2003 amounting to EUR 10.8 million which was repaid in cash (EUR 3.3 million) with the remaining balance (EUR 7.5 million) which was converted into a long-term loan. The new loan has a term of 12 years and bears interest at a rate of 5% with a two year grace period and is repayable in 40 equal installments. The first installment is due in 2005.

Nortel Facility

        In January 2001, the Group entered into a Term Loan Facility ("Term Loan Facility") with Nortel Networks Inc. ("Nortel") for a total amount of EUR 130.0 million, repayable in full on June 30, 2002. LambdaNet Communications France SAS and LambdaNet España S.A. have used the Term Loan Facility exclusively for the purchase of network equipment. Advances under the Term Loan Facility bore interest at a floating interest rate at EURIBOR plus 3.50% increasing to 5.50% over the term of the Term Loan Facility. Interest payments are payable periodically from the date of the relevant advance.

        In 2002, LNG Holdings S.A., the Parent Company, signed a term sheet agreement with Nortel to settle the Term Loan Facility as follows:

  •
  All rights and obligations under the Term Loan Facility were transferred to LNG Holdings S.A.

  •
  LNG Holdings S.A. made a payment to Nortel of EUR 12.0 million to cover a portion of outstanding principal.

  •
  LNG Holdings S.A. issued to Nortel an Unsecured Loan Note (the "Loan Note") of EUR 5.0 million. The Loan Note has a maturity of 5 years. Interest accrues at 7.5% per annum.

  •
  LNG Holdings S.A. issued to Nortel 6,000 shares of Series F mandatorily redeemable convertible preferred stock having the same rights.

  •
  Nortel cancelled certain invoices issued to LambdaNet España S.A. and LambdaNet Communications France SAS for a total amount of EUR 6.3 million which have been recorded as gain on debt extinguishments during the year 2002.

        Deferred borrowing costs under the Nortel Facility comprise as follows:

	2003	2002
	EUR '000	EUR '000
Deferred borrowing costs	—	652
Less:
Accumulated amortization	—	(652)

	—	—

        The amortization is included in the caption interest expense and amounts to EUR 0.6 million for the year ended December 31, 2002. The deferred borrowing costs were fully amortized at the time the Nortel Facility was extinguished.

Capital lease obligations

        Capital lease obligations are disclosed in note 22.

b)
Analysis of debt and other financing by maturity:

        The total amounts contractually repayable at December 31, 2003 and 2002 are as follows:

	2003	2002
	EUR '000	EUR '000
Due within: 1 year	2,875	3,229
1—2 years	3,686	3,503
2—3 years	3,895	3,810
3—4 years	4,234	4,159
4—5 years	2,170	4,658

Due after 5 years	24,598	92,303

	41,458	111,662

Of which capital lease Obligations	33,588	111,662

        The total interest charge under these loans for the year is EUR 3.5 million (2002: EUR 16.6 million). No interest has been capitalized during 2002 or 2003.

        Interest is imputed on the Group's capital lease obligations using the lesser of the implicit rate of the lease as computed by the lessor, or the Group Company's incremental borrowing rate. For the capital leases already in place, an incremental borrowing rate in a range between 12% and 13% has been used to impute interest.

NOTE 15—NON MONETARY TRANSACTIONS

        In 2002, LambdaNet España S.A. entered into an exchange of capacity with a third party for an initial period of 10 years through separate agreements. Both agreements in the exchange transaction are operating leases. The minimum lease payments to be made by the company amounted to EUR 10.0 million and the minimum lease payments to be received amounted to EUR 11.0 million. Amounts payable and receivable under these agreements have been offset.

        As this exchange of capacity does not represent the culmination of an earnings process, the amount received from the lease has been netted against the amount paid for the lease and the difference of EUR 1.0 million is recorded as deferred income and amortized ratably over the lease period. LambdaNet España S.A. has recognized EUR 0.1 million though revenues for the year ended December 31, 2002 and the remaining deferred income of approximately EUR 0.9 million was recognized in 2003 when the customer cancelled the related contract.

        In 2003 (Note 1), LambdaNet España S.A. entered into a non-monetary agreement with a third party by which:

  •
  LambdaNet España S.A. sold to the third party network equipment, having a net book value of EUR 1 million, for a selling price of EUR 1.5 million.

  •
  The third party provides capacity to LambdaNet España S.A. over a period of 3 years, having a contractual value of EUR 2.1 million.

  •
  LambdaNet España S.A. provides capacity to the third party for 3 years for a contractual value of EUR 0.6 million.

        As the fair value of the assets and services transferred is not determinable, the accounting for the transaction has been based on the net book value of the network equipment disposed of by LambdaNet España S.A. such that no gain or loss has been recognised on the disposal of the assets. The services granted by the third party have been recorded net of the exchange of services provided by LambdaNet España S.A. for an amount corresponding to the net book value of the network equipment transferred, of EUR 1.0 million. Such amount is recorded as prepaid expense and released through the statement of operations over the 3 year period of the contract.

NOTE 16—RELATED PARTY TRANSACTIONS

Operating and administrative services with related parties

        Related party balances as of December 31, 2003 include trade accounts receivable amounting to EUR 0.1 million from affiliated companies with which the Group exchanges services (2002: EUR 1.5 million).

        As of December 31, 2003 related party trade payables amount to EUR 7.8 million (2002: EUR 1.3 million).

        During 2003, the Group recognized EUR 1.9 million as revenue from affiliated companies resulting from affiliated companies' use of the Group's network (2002: EUR 0.9 million). During 2003, the Group recognized EUR 3.8 million (2002: EUR 0.3 million) as cost of revenues for the utilization by its customers of networks operated by affiliated companies.

        During 2003, the Group incurred EUR 3.2 million for general and administrative services provided by affiliated companies (2002: EUR 4.5 million). In February 2004, LambdaNet Communications GmbH ("LambdaNet Germany"), a subsidiary of the Parent Company of the Group filed for insolvency with the Court of Hannover (Germany). Considering the situation of LambdaNet Germany, the Group does not believe it will recover its EUR 1.0 million due from LamdaNet Germany, and has recorded a full allowance for such receivable, under the caption "Costs from affiliated companies". Management does not believe that the filing for insolvency of LambdaNet Germany will significantly impact the Group's business.

Related party financing

        The Parent Company provided the following financing to the Group:

	2003	2002
	EUR '000	EUR '000
Interest free loan with no maturity	181,685	167,017
Interest bearing loan with no maturity (including accrued interest)	34,370	67,498

	216,055	234,515

        The interest charge on these loans amounted to EUR 3.7 million for the year ended December 31, 2003 (2002: EUR 3.6 million). The interest rate used for 2003: 7.83% (2002: between 6.79% and 9.77%).

        In June 2003, considering the financial situation of LambdaNet España S.A. ("the suspension of payments") and in order to facilitate the reorganization of its activities, LNG Holdings S.A. decided to cancel EUR 33.5 million of its loan outstanding towards LambdaNet España S.A. This resulted in a gain of EUR 33.5 million for the year 2003.

        In July 2003, LNG Holdings S.A. repurchased for EUR 0.3 million debts belonging to LambdaNet España S.A.. These debts had a face value of EUR 0.6 million. As a result of this transaction, LambdaNet España S.A. realized a gain of EUR 0.3 million as partial extinguishment of debt.

NOTE 17—PERSONNEL CHARGES

        Personnel charges consist of the following for the years ended December 31, 2003 and 2002:

	2003	2002
	EUR '000	EUR '000
Wages and salaries	5,960	7,457
Social charges	2,196	2,048
Other personnel charges	156	1

	8,312	9,506

        The average number of permanent employees during 2003 was 89 (2002: 115).

        The Group does not have any pension or post retirement plan arrangements.

NOTE 18—IMPAIRMENT OF ASSETS

2002

        As disclosed in note 8, the Group wrote down network assets for a total amount of EUR 112.1 million in 2002.

2003

        In 2003, the Group wrote down an additional EUR 1.7 million corresponding to network equipment amounting to EUR 1.5 million and assets under construction amounting to EUR 0.2 million.

NOTE 19—GAIN AND LOSS ON DISPOSAL OF ASSETS

        In 2003, LambdaNet España S.A. disposed of points of presence generating a loss of EUR 1.2 million.

NOTE 20—TAXES

        The tax effects of significant items comprising the Group's net deferred income tax asset/liability as of December 31, 2003 and 2002 are as follows:

	2003	2002
	EUR '000	EUR '000
Net operating and other loss carry forward	87,199	37,425
Difference between book and tax basis of assets and liabilities	—	39,200

Total deferred income tax assets	87,199	76,625
Valuation allowance	(57,922)	(76,476)

Deferred income tax assets, net of allowance	29,277	149
Deferred income tax liabilities:
Difference between book and tax basis of assets and liabilities	(29,277)	(149)

Net deferred income tax asset (liability)	—	—

        Losses (profits) before income taxes in the year consisted of:

	2003	2002
	EUR '000	EUR '000
Luxembourg	262	675
Other jurisdictions	(60,655)	162,957

	(60,393)	163,632

        Net operating and other loss carry forwards have expiration periods depending on their jurisdiction as follows:

	2003	2002
	EUR '000	EUR '000
Between one and five years	23,935	51,340
Between six and ten years	48	45
Unlimited period	251,384	56,590

Total	275,367	107,975

        For tax purposes, EUR 275.4 million (2002 : 108.0 million) of these net operating and other loss carry forwards are not anticipated to be used within expiry periods.

        Realization of the Company's deferred tax asset is dependent on the ability of the Company and its subsidiaries to generate sufficient taxable income to utilize reversing temporary differences and carry forwards within the carry forward periods or in the near future.

        The operations incurring losses operate in tax jurisdictions with rates ranging from 29% to 35%. There are no profitable operations and no undistributed earnings as of December 31, 2002 and 2003.

        A reconciliation between the statutory rate and the effective tax rate is as follows:

	2003	2002
	% %
Statutory tax rate	30.38	30.38
Effect of tax rates in foreign jurisdictions	1.29	4.28
Effect of valuation allowance	(31.67)	(34.66)

Effective tax rate	0.00	0.00

NOTE 21—SUPPLEMENTAL CASH FLOW INFORMATION

        The table below provides supplemental information to the consolidated statement of cash flows:

	2003	2002
	EUR '000	EUR '000
Cash paid for interest	2,888	3,631
Cash paid for income taxes	—	—

Supplemental schedule of non-cash investing and financing activities:
Capital lease obligations incurred for the purchase of new equipment	—	881
Unrealized gain on marketable securities	2,090	—
Non-cash debt extinguishment	33,500	—
Non-cash reduction of finance lease obligations	75,801	20,245
Non-cash disposal of fixed assets	18,605	—
Conversion of accounts payable to long-term debt	7,870	—
Asset retirement costs capitalized (net)	527	—

NOTE 22—LEASES

        The Group leases certain network capacity, office space, equipment, vehicles and operating facilities under non-cancelable operating leases. Certain leases contain renewal options and some leases for office space have contingent rental increases. IRUs accounted as capital leases are described below:

RENFE

        In August 2000, LambdaNet España S.A. entered into a contract with Red Nacional de los Ferrocarriles Españoles (RENFE), pursuant to which RENFE agreed to lease to the company two fiber lines and lease space for equipment along approximately 7,500 km of its fiber optic network in Spain for a total commitment of EUR 160.5 million. The initial term of the lease was for 12 years from the date on which the last section of fiber is delivered, which may be extended for two successive terms of 3 and 5 years, respectively. This agreement is accounted for as a capital lease.

        In 2002, LambdaNet España S.A. modified its agreement with RENFE, which among other things decreased its total remaining commitment to EUR 123.8 million as of January 1, 2002. This agreement has been accounted for as a capital lease.

        In 2003 (note 1), LambdaNet España S.A. renegociated the agreement with RENFE as follows:

  •
  The MAN network was transferred back to RENFE without penalty. This resulted in a downsizing of the existing fiber network from 7,500 kilometres to 2,078 kilometres.

  •
  LambdaNet España S.A. sold some related infrastructure assets to a third party.

  •
  The terms of the related outstanding debt existing as of March 31, 2003 was renegotiated. The new agreement includes an annual repayment of EUR 2.4 million and is valid for 14 years starting March 31, 2003.

Louis Dreyfus Communications S.A.

        In April 2000, LambdaNet Communications France SAS entered into an agreement with Louis Dreyfus Communications S.A. to lease two pairs of dark optical fibers over 4,827 km for a period of 20 years from the date of delivery for a total commitment of EUR 42.1 million. This agreement is accounted for as a capital lease.

        In April and July 2001, LambdaNet Communications France SAS and Louis Dreyfus Communications S.A. entered into amendments to the original IRU contract relating to the development of LambdaNet Communications France SAS' dark fiber network. Pursuant to the amendments, among other things, the aggregate contract price was amended to EUR 46.0 million and the payment schedule has been postponed. However, the present value of the future minimum lease payments did not change.

Telia International Carrier

        In October 2000, the Company entered into a framework agreement with Telia International Carrier GmbH ("Telia"). Under this agreement, the Company obtained the right to use Telia's light wave conductors based on respective individual agreements with the Group companies. The agreement is for an indefinite period and can be cancelled at each year-end starting from December 31, 2012.

        Following the framework agreement the Company entered into individual agreements, which are accounted for as capital leases.

        Future minimum lease payments under scheduled capital and operating leases that have initial or remaining non-cancelable terms in excess of one year are as follows:

	Capital leases	Operating leases
2004	6,900	3,051
2005	6,696	2,999
2006	6,496	2,931
2007	6,300	2,730
2008 and thereafter	36,597	10,415

Total minimum lease payments	62,989	22,126
Less:
Amount representing interest	(29,401)

Lease obligations	33,588

Represented by:
Obligations under capital leases due within one year	2,875
Obligations under capital leases due after one year	30,713

	33,588

Gross amount of assets recorded under capital leases	53,118
Accumulated amortization of capital lease amounts	(8,006)

        Operating lease expense of EUR 4.7 million was recorded in 2003 (2002: EUR 6.3 million).

NOTE 23—COMMITMENTS AND CONTINGENCIES

        The Company and its subsidiaries are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group's financial position and operations.

        The Group has contracted service and maintenance agreements with Nortel. Under these agreements, the Group has total commitment to Nortel of EUR 3.5 million for rendering services over the next 2 years. The Group has commitments under other service agreement totaling EUR 0.6 million over the next twelve months.

NOTE 24—SUBSEQUENT EVENTS

Merger with Cogent Communications Group, Inc.

        In November 2003, Symposium Inc. ("Symposium") a Delaware corporation became the new major stockholder of LNG Holdings S.A., the Company's then parent company.

        In January 2004, LNG Holdings, S.A. transferred its interest (including debt) in the Company and its subsidiaries to Symposium Gamma, Inc. ("Gamma"), a Delaware corporation. Prior to the transfer, Gamma had raised approximately EUR 2.1 million (USD 2.6 million) in a private equity transaction.

        In January 2004, Gamma merged with a subsidiary of Cogent Communications Group, Inc. ("Cogent"). Cogent is headquartered in Washington, DC. and is a facilities-based Internet Services Provider ("ISP"), providing Internet access to businesses in over 30 major metropolitan areas in the United States and in Toronto, Canada. Under the merger agreement all of the issued and outstanding shares of Gamma common stock were converted into 2,575 shares of Cogent's Series I convertible participating preferred stock and Cogent became the Company's sole shareholder. Cogent plans to continue to support the Company's product suite including point-to-point transport and transit services in over 40 markets and almost 30 data centers across Europe. Cogent also intends to introduce in Europe a new set of products and services based on Cogent's current North American product set.

Loan from Symposium Gamma

        After LNG Holdings S.A. ("the Parent Company") transferred its interest in the Company and its subsidiaries to Symposium Gamma, Inc ("Gamma"), Gamma loaned approximately EUR 2.1 million (USD 2.6 million) to the Company's subsidiary in France.

Sale of Loans from Stockholders and Amounts due from Related Parties

        In January 2004, the Company's total debt of EUR 194.5 million owed to its previous parent LNG Holdings S.A., was assigned to Symposium Gamma, Inc. ("Gamma") at its fair market value of EUR 1. In order to stabilize the financial condition of the Company, Cogent will not require the repayment of this obligation before March 31, 2005. Such obligation will not bear interest. Additionally, at December 31, 2003, the Company's subsidiaries in France and Spain had obligations due to LNG Holdings S.A. and LambdaNet Communications AG totaling EUR 15.8 million and EUR 13.5 million respectively. These amounts were also assigned to Symposium Gamma, Inc. ("Gamma") at their fair market values of EUR 1. In order to stabilize the financial condition of these companies, Cogent will not require the repayment of these obligations before March 31, 2005. Such obligations will not bear interest.

Sale of Alvarion Ltd.

        In January 2004, the Group exercised its Alvarion warrants (Note 7) and sold the related securities generating a total gain of EUR 2.8 million.

Short-term loan from Cogent

        In the beginning of 2004, the Company's subsidiaries in France and Spain borrowed approximately EUR 2.5 million from Cogent. Part of this amount (EUR 1.1 million) was repaid in February 2004.

Filing for insolvency—LambdaNet Germany

        In February 2004, LambdaNet Communications AG ("LambdaNet Germany), a subsidiary of LNG Holdings S.A., the Parent Company of the Group, filed for insolvency with the Court of Hannover (Germany) (Note 16). Management does not believe that the filing for insolvency of LambdaNet Germany will impact significantly the Group's business.

                  Shares

Common Stock

PROSPECTUS
              , 2005

LEHMAN BROTHERS

THOMAS WEISEL PARTNERS LLC
CIBC WORLD MARKETS
FRIEDMAN BILLINGS RAMSEY

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the listing fee for the American Stock Exchange and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the registration statement, other than underwriting discounts and commissions:

SEC registration fee	$10,150
NASD filing fee	25,000
American Stock Exchange additional listing fee	25,000
Printing and engraving expenses	150,000
Legal fees and expenses	500,000
Accounting fees and expenses	150,000
Transfer agent and registrar fees	25,000
Miscellaneous	64,850

Total	$950,000

Item 14.    Indemnification of Directors and Officers

        Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") provides for, among other things:

          a.     permissive indemnification for expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are parties to litigation other than stockholder derivative actions if certain conditions are met;

          b.     permissive indemnification for expenses actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are parties to stockholder derivative actions if certain conditions are met;

          c.     mandatory indemnification for expenses actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are successful on the merits or otherwise in litigation covered by a. and b. above; and

          d.     that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which may be provided under any bylaw, agreement, stockholder or disinterested director vote, or otherwise.

        Our Fifth Amended and Restated Certificate of Incorporation, as amended, provides that the corporation shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify and advance expenses to its directors and officers. In addition, we shall indemnify any person who is or was serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any and all of the expenses, liabilities, or other matters covered by Section 145, for actions taken in such person's capacity as a director, officer, employee or agent, and then only to the extend such person is not indemnified for such actions by such other corporation, partnership, joint venture, trust or other enterprise. Our bylaws may provide that, except with respect to proceedings to enforce indemnification rights, it shall indemnify any director, officer or person serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, in connection with a proceeding (or part thereof) initiated by such director, officer or person, only if such proceeding (or part thereof) was authorized by our board of directors.

        Our board of directors may provide indemnification or advance expenses to its employees and agents or other persons only on such terms to only to the extend determined by the board of directors in its sole and absolute discretion.

Item 15.

        Recent Sales of Unregistered Securities Information regarding sales of securities by us during the past three years that were not registered under the Securities Act is set forth below. None of these sales involved the use of an underwriter and no commissions were paid in connection with any of these sales.

1.
On October 25, 2004, we issued 3,700 shares of our Series M participating convertible preferred stock to the stockholders of Cogent Potomac, Inc. in connection with, and consideration of, the merger of Cogent Potomac, Inc. with and into one of our subsidiaries. The sales were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. Each of the purchasers represented that they were accredited investors experienced in making such investments and the sales were made in privately negotiated transactions without any public solicitation or offering.

2.
On September 15, 2004, we issued 185.4 shares of our Series L participating convertible preferred stock to the stockholders of Global Access Telecommunications, Inc. in connection with, and consideration of, the merger of Global Access Telecommunications with and into one of our subsidiaries. The sales were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. Each of the purchasers represented that they were accredited investors experienced in making such investments and the sales were made in privately negotiated transactions without any public solicitation or offering.

3.
On August 12, 2004, we issued 2,600 shares of our Series K participating convertible preferred stock to the stockholders of UFO Group, Inc. in connection with, and consideration of, the merger of UFO Group with and into one of our subsidiaries. The sales were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. Each of the purchasers represented that they were accredited investors experienced in making such investments and the sales were made in privately negotiated transactions without any public solicitation or offering.

4.
On March 30, 2004, we issued 3,891 shares of our Series J participating convertible preferred stock to the stockholders of Symposium Omega, Inc. in connection with, and consideration of, the merger of Symposium Omega with and into one of our subsidiaries. The sales were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. Each of the purchasers represented that they were accredited investors experienced in making such investments and the sales were made in privately negotiated transactions without any public solicitation or offering.

5.
On January 5, 2004, we issued 2,575 shares of our Series I participating convertible preferred stock to the stockholders of Symposium Gamma, Inc. in connection with, and consideration of, the merger of Symposium Gamma with and into one of our subsidiaries. The sales were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. Each of the purchasers represented that they were accredited investors experienced in making such investments and the sales were made in privately negotiated transactions without any public solicitation or offering.

6.
On October 10, 2003, pursuant to a tender offer on Schedule TO made to certain of our employees, we issued 53,529 shares of the Series H participating convertible preferred stock to eligible employees that elected exchange all of the rights that they held to purchase our common stock (including, but not limited to, incentive stock options and/or non-qualified stock options) that were granted under our Amended and Restated 2000 Equity Incentive Plan. The issuances were made in reliance on Section 3(a)(9) of the Securities Act. Each recipient of securities received securities in exchange for other securities of ours, or debt securities of one of our subsidiaries on which we were a co-obliger, and did not provide us with any other consideration.

7.
On July 31, 2003, we issued shares of our Series F participating convertible preferred stock to Cisco Systems Capital Corporation. In return, Cisco Capital reduced the amount of our indebtedness to them from approximately $263 million to $17 million and returned warrants to purchase approximately 40,000 shares of the our common stock. The sales were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. Each of the purchasers represented that they were accredited investors experienced in making such investments and the sales were made in privately negotiated transactions without any public solicitation or offering.

8.
On July 31, 2003, we sold approximately 41,000 shares of our Series G participating convertible preferred stock for an aggregate of $41 million to certain holders of our Series A, Series B and Series C convertible preferred stock including our Chief Executive Officer, David Schaeffer, who purchased 200 shares. The purchase price for such shares was paid in cash at the time of the issuance of the delivery of the Series G preferred stock to these investors. The sales were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. Each of the purchasers represented that they were accredited investors experienced in making such investments and the sales were made in privately negotiated transactions without any public solicitation or offering.

9.
On March 6, 2003, we issued an aggregate 3,426,293 shares of our Series D participating convertible preferred stock and 3,426,293 shares of our Series E participating convertible preferred stock to the holders of approximately $106.8 million in face value of the notes of our subsidiary, Allied Riser notes. In exchange for this issuance of Series D and Series E preferred stock, an aggregate cash payment of approximately $9.9 million, and certain other agreements between the parties, these noteholders surrendered all of the notes that they held, including accrued and unpaid interest thereon, and dismissed with prejudice certain litigation that these noteholders had previously instituted against us. The issuances were made in reliance on Section 3(a)(9) of the Securities Act. Each recipient of securities received securities in exchange for other securities of ours, or debt securities of one of our subsidiaires on which we were a co-obliger, and did not provide us with any other consideration.

Item 16.    Exhibits and Financial Statement Schedule

                (a) Exhibits

Exhibit No.	Description
1.1	Form of Underwriting Agreement (1)
2.1	Agreement and Plan of Merger, dated as of August 28, 2001, by and among Cogent, Allied Riser and the merger subsidiary (incorporated by reference to Appendix A to our Registration Statement on Form S-4, Commission File No. 333-71684, filed on October 16, 2001)
2.2	Amendment No. 1 to the Agreement and Plan of Merger, dated as of October 13, 2001, by and among Cogent, Allied Riser and the merger subsidiary (incorporated by reference to Appendix B to our Registration Statement on Form S-4, Commission File No. 333-71684, filed on October 16, 2001)
2.3	Asset Purchase Agreement, dated February 26, 2002, by and among Cogent Communications Group, Inc., PSINet, Inc. et al. (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K, filed on February 26, 2002)
2.4	Agreement and Plan of Merger, dated as of January 5, 2004, among Cogent Communications Group, Inc., Lux Merger Sub, Inc. and Symposium Gamma, Inc., (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K, filed on January 8, 2004)
2.5	Agreement and Plan of Merger, dated as of March 30, 2004, among Cogent Communications Group, Inc., DE Merger Sub, Inc. and Symposium Omega, Inc. (incorporated by reference to Exhibit 2.5 of our Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 30, 2004)
2.6	Agreement and Plan of Merger, dated as of August 12, 2004, among Cogent Communications Group, Inc., Marvin Internet, Inc., and UFO Group, Inc. (incorporated by reference to Exhibit 2.6 of our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005)
2.7	Asset Purchase Agreement, dated as of September 15, 2004, among Cogent Communications Group, Inc., Global Access Telecommunications, Inc. and Symposium Gamma, Inc. (incorporated by reference to Exhibit 2.7 of our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005)
2.8	Agreement and Plan of Merger, dated as of October 26, 2004, among Cogent Communications Group, Inc., Cogent Potomac, Inc. and NVA Acquisition, Inc. (incorporated by reference to Exhibit 2.8 of our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005)
2.9	Agreement for the Purchase and Sale of Assets, dated December 1, 2004, among Cogent Communications Group, Inc., SFX Acquisition, Inc. and Verio Inc. (incorporated by reference to Exhibit 2.9 of our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005)
3.1	Form of Fifth Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005)
3.2	Amended Bylaws of Cogent Communications Group, Inc. (incorporated by reference to Exhibit 3.6 of our Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 30, 2004)
4.1	First Supplemental Indenture, among Allied Riser Communications Corporation, as issuer, Cogent Communications Group, Inc., as co-obligor, and Wilmington Trust Company, as trustee (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form S-4, as amended by a Form POS AM (Post-Effective Amendment No. 2), Commission File No. 333-71684, filed February 4, 2002)

4.2	Indenture, dated as of July 28, 2000 by and between Allied Riser Communications Corporation and Wilmington Trust Company, as trustee, relating to Allied Riser's 7.50% Convertible Subordinated Notes due 2007 (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form S-4, as amended by a Form POS AM (Post-Effective Amendment No. 1), Commission File No. 333-71684, filed January 25, 2002)
5.1	Form of Opinion of Latham & Watkins LLP (1)
10.1	Sixth Amended and Restated Stockholders Agreement of Cogent Communications Group, Inc., dated as of February 9, 2005 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on February 15, 2005)
10.2	Seventh Amended and Restated Registration Rights Agreement of Cogent Communications Group, Inc., dated August 12, 2004 (incorporated by reference to Exhibit 10.2 of our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005)
10.3	Exchange Agreement, dated as of June 26, 2003, by and among Cogent Communications Group, Inc., Cogent Communications, Inc., Cogent Internet, Inc., Cisco Systems, Inc. and Cisco Systems Capital Corporation, (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on August 7, 2003)
10.4	Third Amended and Restated Credit Agreement, dated as of July 31, 2003, by and among Cogent Communications, Inc., Cogent Internet, Inc., Cisco Systems Capital Corporation, and the other Lenders party thereto (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed on August 14, 2003)
10.5	Settlement Agreement, dated as of March 6, 2003, between Cogent Communications Group, Inc., Allied Riser Communications Corporation and the several noteholders named therein (incorporated by reference to 10.7 to our Annual Report on Form 10-K filed on March 31, 2003)
10.6	Exchange Agreement, dated as of March 6, 2003, between Cogent Communications Group, Inc., Allied Riser Communications Corporation and the several noteholders named therein (incorporated by reference to 10.8 to our Annual Report on Form 10-K filed on March 31, 2003)
10.7	Closing Date Agreement, dated as of March 6, 2003, between Cogent Communications Group, Inc., Allied Riser Communications Corporation and the several noteholders named therein (incorporated by reference to 10.17 to our Annual Report on Form 10-K filed on March 31, 2003)
10.8	General Release, dated as of March 6, 2003, Cogent Communications Group, Inc., Allied Riser Communications Corporation and the several noteholders named therein (incorporated by reference to 10.18 to our Annual Report on Form 10-K filed on March 31, 2003)
10.9	Fiber Optic Network Leased Fiber Agreement, dated February 7, 2000, by and between Cogent Communications, Inc. and Metromedia Fiber Network Services, Inc., as amended July 19, 2001 (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-4, Commission File No. 333-71684, filed on October 16, 2001) (2)
10.10	Dark Fiber IRU Agreement, dated April 14, 2000, between WilTel Communications, Inc. and Cogent Communications, Inc., as amended June 27, 2000, December 11, 2000, January 26, 2001, and February 21, 2001 (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form S-4, Commission File No. 333-71684, filed on October 16, 2001) (2)
10.11	David Schaeffer Employment Agreement with Cogent Communications Group, Inc., dated February 7, 2000 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form S-4, Commission File No. 333-71684, filed on October 16, 2001)

10.12	Form of Restricted Stock Agreement relating to Series H Participating Convertible Preferred Stock (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form S-8, Commission File No. 333-108702, filed on September 11, 2003)
10.13	Cogent Communications Group, Inc. Lease for Headquarters Space by and between 6715 Kenilworth Avenue Partnership and Cogent Communications Group, Inc., dated September 1, 2000 (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form S-4, Commission File No. 333-71684, filed on October 16, 2001)
10.14	Cogent Communications Group, Inc. Renewal of Lease for Headquarters Space, by and between 6715 Kenilworth Avenue Partnership and Cogent Communications Group, Inc., dated August 5, 2003 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed on November 14, 2003)
10.15	The Amended and Restated Cogent Communications Group, Inc. 2000 Equity Plan (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form S-4, Commission File No. 333-71684, filed on October 16, 2001)
10.16	2003 Incentive Award Plan of Cogent Communications Group, Inc. (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8, Commission File No. 333-108702, filed on September 11, 2003)
10.17	2004 Incentive Award Plan of Cogent Communications Group, Inc. (incorporated by reference to Appendix A to our Definitive Information Statement on Schedule 14C, filed on September 22, 2004)
10.18	Dark Fiber Lease Agreement dated November 21, 2001, by and between Cogent Communications, Inc. and Qwest Communications Corporation (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form S-4, as amended by a Form S-4/A (Amendment No. 2), Commission File No. 333-71684, filed on December 7, 2001) (2)
10.19	Robert N. Beury, Jr. Employment Agreement with Cogent Communications Group, Inc., dated June 15, 2000 (incorporated by reference to Exhibit 10.20 to our Annual Report on Form 10-K, filed on March 31, 2003)
10.20	Mark Schleifer Employment Agreement with Cogent Communications Group, Inc., dated September 18, 2000 (incorporated by reference to Exhibit 10.21 to our Annual Report on Form 10-K, filed on March 31, 2003)
10.21	R. Reed Harrison Employment Agreement with Cogent Communications Group, Inc., dated July 1, 2004 (incorporated by reference to Exhibit 10.23 to our Quarterly Report on Form 10-Q, filed on August 16, 2004)
10.22	Participating Convertible Preferred Stock Purchase Agreement, dated as of June 26, 2003, by and among Cogent Communications Group, Inc. and each of the several Investors signatory thereto (incorporated by reference to 10.3 to our Report on Form 8-K filed on August 7, 2003)
10.23	Conversion and Lock-up Letter Agreement, dated as of February 9, 2005, by and among Cogent Communications Group, Inc. and each of the several stockholders signatory thereto (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on February 15, 2005)
10.24	Conversion and Lock-up Letter Agreement, dated as of February 9, 2005, by and among Cogent Communications Group, Inc., Dave Schaeffer and the Schaeffer Descendents Trust (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed on February 15, 2005)
10.25	Brad Kummer Employment Agreement with Cogent Communications Group, Inc., dated January 11, 2000, (previously filed)
10.26	Note Purchase Agreement by and among Cogent Communications Group, Inc. and Columbia Ventures Corporation dated February 24, 2005 (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on February 28, 2005)

10.27	Extension of Lease for Headquarters Space, by and between 6715 Kenilworth Avenue Partnership and Cogent Communications Group, Inc., dated February 3, 2005 (incorporated by reference to Exhibit 10.27 of our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005)
21.1	Subsidiaries (incorporated by reference to Exhibit 21.2 of our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005)
23.1	Consent of Ernst & Young LLP (McLean, VA) (filed herewith)
23.2	Consent of Ernst & Young S.A. (Luxembourg, Grand Duchy of Luxembourg) (filed herewith)
23.3	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included in signature page of initial filing)

(1)
To be filed by amendment.

(2)
Confidential treatment requested and obtained as to certain portions. Portions have been omitted pursuant to this request where indicated by an asterisk.

                (b) Financial Statement Schedules:

        Schedules to the financial statements and the notes and other materials related thereto have been included in pages S-2 through S-10.

Item 17.    Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

        We hereby undertake that:

        (1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        We hereby undertake to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signatures

        Pursuant to the requirements of the Securities Act of 1933, as amended, we have duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, District of Columbia on April 7, 2005.

COGENT COMMUNICATIONS GROUP, INC.
By:	/s/ DAVID SCHAEFFER David Schaeffer Chairman and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DAVID SCHAEFFER David Schaeffer	Chairman and Chief Executive Officer (Principal Executive Officer)	April 7, 2005
/s/ THADDEUS G. WEED Thaddeus G. Weed	Chief Financial Officer (Principal Financial and Accounting Officer)	April 7, 2005
* Edward Glassmeyer	Director	April 7, 2005
* Erel Margalit	Director	April 7, 2005
* Jean-Jacques Bertrand	Director	April 7, 2005
* Timothy Weingarten	Director	April 7, 2005
* Steven Brooks	Director	April 7, 2005
* Michael Carus	Director	April 7, 2005
By:	/s/ DAVID SCHAEFFER David Schaeffer Attorney-in-fact

 Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Cogent Communications Group, Inc.,

        We have audited the consolidated financial statements of Cogent Communications Group, Inc. as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and have issued our report thereon dated March 30, 2005 (included elsewhere in this Registration Statement). Our audits also included the financial statements schedules listed in Item 16(b) of this Registration Statement. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

        In our opinion, the financial statements schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                      /s/ Ernst & Young LLP

McLean, VA
March 30, 2005

 Schedule I

Cogent Communications Group, Inc.

Condensed Financial Information of Registrant

(Parent Company Only)

Condensed Balance Sheets

As of December 31, 2003 and December 31, 2004

(in thousands, except share data)

	2003	2004
ASSETS
Current Assets:
Due from Cogent Communications, Inc.	$17	$18

Total current assets	17	18
Other Assets:
Due from Cogent Communications, Inc.	60,286	60,286
Due from Cogent France	—	2,611
Investment in Allied Riser, Inc.	20,746	20,746
Investment in Symposium Omega.	—	19,454
Investment in UFO Group, Inc.	—	2,600
Investment in Cogent Germany.	—	927
Investment in Cogent Potomac	—	18,503
Investment in Cogent Communications, Inc.	178,147	178,147

Total assets	$259,196	$303,292

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Due to Cogent Communications, Inc.	$2,239	$2,464

Total liabilities	2,239	2,464

Stockholders Equity:
Convertible preferred stock, Series F, $0.001 par value; 11,000 shares authorized, issued and outstanding; liquidation preference of $11,000	10,904	10,904
Convertible preferred stock, Series G, $0.001 par value; 41,030 shares authorized, 41,030 and 41,021 issued and outstanding, respectively; liquidation preference of $123,000	40,787	40,778
Convertible preferred stock, Series H, $0.001 par value; 84,001 shares authorized, 53,372 and 45,821 shares issued and outstanding, respectively; liquidation preference of $7,731	45,990	44,309
Convertible preferred stock, Series I, $0.001 par value; none and 3,000 shares authorized, none and 2,575 shares issued and outstanding, respectively; liquidation preference of $7,725	—	2.545
Convertible preferred stock, Series J, $0.001 par value; none and 3,891 shares authorized, issued and outstanding, respectively; liquidation preference of $58,365	—	19,421
Convertible preferred stock, Series K, $0.001 par value; none and 2,600 shares authorized, issued and outstanding, respectively; liquidation preference of $7,800	—	2,588
Convertible preferred stock, Series L, $0.001 par value; none and 185 shares authorized, issued and outstanding, respectively; liquidation preference of $2,781	—	927
Convertible preferred stock, Series M, $0.001 par value; none and 3,701 shares authorized, issued and outstanding, respectively; liquidation preference of $55,508	—	18,353
Common stock, $0.001 par value; 75,000,000 shares authorized; 653,567 and 827,487 shares issued and outstanding, respectively	1	1
Treasury stock, 61,462 shares	(90)	(90)
Additional paid in capital	232,474	236,281
Deferred compensation	(32,680)	(22,533)
Stock purchase warrants	764	764
Accumulated deficit	(41,193)	(53,420)

Total stockholders' equity	256,957	300,828

Total liabilities & stockholders equity	$259,196	$303,292

The accompanying notes are an integral part of these balance sheets

 Cogent Communications Group, Inc.

Condensed Financial Information of Registrant

(Parent Company Only)

Condensed Statement of Operations

For the Years Ended December 31, 2003 and 2004

(in thousands)

	2003	2004
Operating expenses:
Amortization of deferred compensation	$18,675	$12,262
Total operating expenses	18,675	12,262

Operating loss	(18,675)	(12,262)
Interest income—Cogent France	—	35

Net loss	(18,675)	(12,227)
Beneficial conversion charge related to preferred stock	(52,000)	(43,986)

Net loss applicable to common stock	$(70,675)	$(56,213)

The accompanying notes are an integral part of these statements

 Cogent Communications Group, Inc.

Condensed Financial Information of Registrant

(Parent Company Only)

Condensed Statement of Cash Flows

For the Years Ended December 31, 2003 and 2004

(in thousands)

	2003	2004
Cash flows from operating activities:
Net loss	$(18,675)	$(12,227)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Amortization of deferred compensation	18,675	12,262
Changes in Assets and Liabilities:
Accrued interest—Cogent France	—	(35)

Net cash used in operating activities	—	—

Net increase (decrease) in cash and cash equivalents	—	—
Cash and cash equivalents—beginning of period	—	—

Cash and cash equivalents—end of period	$—	$—

Supplemental cash flow disclosures:
Non-cash financing & investing activities:
Investment in Cogent Communications, Inc.	$60,286	$—
Investment in Symposium Omega.	—	19,454
Investment in UFO Group, Inc.	—	2,600
Investment in Cogent Germany.	—	927
Investment in Cogent Potomac	—	18,503

The accompanying notes are an integral part of these statements

 COGENT COMMUNICATIONS GROUP, INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

(Parent Company Only)

AS OF DECEMBER 31, 2003 AND DECEMBER 31, 2004

Note A: Background and Basis for Presentation

        Cogent Communications, Inc. ("Cogent") was formed on August 9, 1999, as a Delaware corporation and is headquartered in Washington, DC. In 2001, Cogent formed Cogent Communications Group, Inc., (the "Company"), a Delaware corporation. Effective on March 14, 2001, Cogent's stockholders exchanged all of their outstanding common and preferred shares for an equal number of shares of the Company, and Cogent became a wholly owned subsidiary of the Company. This was a tax-free exchange that was accounted for by the Company at Cogent's historical cost.

        The Company is a leading facilities-based provider of low-cost, high-speed Internet access and Internet Protocol communications services. The Company's network is specifically designed and optimized to transmit data using IP. The Company delivers its services to small and medium-sized businesses, communications service providers and other bandwidth-intensive organizations through over 8,700 customer connections in North America and Europe.

        The Company's primary on-net service is Internet access at a speed of 100 Megabits per second, much faster than typical Internet access currently offered to businesses. The Company offers this on-net service exclusively through its own facilities, which run all the way to its customers' premises. Because of its integrated network architecture, the Company is not dependent on local telephone companies to serve its on-net customers. The Company's typical customers in multi-tenant office buildings are law firms, financial services firms, advertising and marketing firms and other professional services businesses. The Company also provides on-net Internet access at a speed of one Gigabit per second and greater to certain bandwidth-intensive users such as universities, other ISPs and commercial content providers.

        In addition to providing on-net services, the Company also provides Internet connectivity to customers that are not located in buildings directly connected to its network. The Company serves these off-net customers using other carriers' facilities to provide the "last mile" portion of the link from its customers' premises to the Company's network. The Company also operates 30 data centers throughout North America and Europe that allow customers to colocate their equipment and access our network, and from which the Company provides managed modem service.

        The Company has created its network by purchasing optical fiber from carriers with large amounts of unused fiber and directly connecting Internet routers to the existing optical fiber national backbone. The Company has expanded its network through several acquisitions of financially distressed companies or their assets. The overall impact of these acquisitions on the operation of its business has been to extend the physical reach of the Company's network in both North America and Europe, expand the breadth of its service offerings, and increase the number of customers to whom the Company provides its services.

Reverse Stock Split

        On March 24, 2005, the Company effected a 1-for-20 reverse stock split. Accordingly, all share and per share amounts have been retroactively adjusted to give effect to this event.

Equity Conversion

        In February 2005, the Company's holders of its preferred stock elected to convert all of their shares of preferred stock into shares of the Company's common stock (the "Equity Conversion"). As a result, the Company no longer has outstanding shares of preferred stock and the liquidation preferences on preferred stock have been eliminated.

Withdrawal of Public Offering

        In May 2004, the Company filed a registration statement to sell shares of common stock in a public offering. In October 2004, the Company withdrew the public offering.

Public Offering

        The Company has filed a registration statement to sell up to $86.3 million shares of common stock in an underwritten public offering. There can be no assurances that the Public Offering will be completed.

Note B: Management's Plans, Liquidity and Business Risks

        The Company has experienced losses since its inception in 1999 and as of December 31, 2004 has an accumulated deficit of $53.4 million. The Company operates in the rapidly evolving Internet services industry, which is subject to intense competition and rapid technological change, among other factors. The successful execution of the Company's business plan is dependent upon the Company's ability to increase and retain its customers, its ability to integrate acquired businesses and purchased assets into its operations and realize planned synergies, the performance of the Company's network equipment, the extent to which acquired businesses and assets are able to meet the Company's expectations and projections, the Company's ability to retain and attract key employees, and the Company's ability to manage its growth and geographic expansion, among other factors.

        In February 2005, the Company issued a subordinated note for $10 million in cash. In March 2005, the Company entered into a $10.0 million line of credit facility and borrowed $10.0 million under this facility, of which $4.0 million is restricted and held by the lender. In March 2005, the Company sold its building located in Lyon, France for net proceeds of approximately $5.1 million. Management believes that cash generated from the Company's operations combined with the amounts received from these transactions is adequate to meet the Company's future funding requirements. Although management believes that the Company will successfully mitigate its risks, management cannot give assurances that it will be able to do so or that the Company will ever operate profitably. maturity date.

Note C: Accounting for Investments

        The Company accounts for its investments in its subsidiaries at cost.

Acquisition of Aleron Broadband Services ("Aleron")

        In October 2004, the Company acquired certain assets of Aleron Broadband Services, formally known as AGIS Internet in exchange for 3,700 shares of its Series M preferred stock. The Series M preferred stock was convertible into approximately 5.7 million shares of the Company's common stock and converted into common stock in connection with the Equity Conversion. The Company acquired Aleron's customer base and network, as well as Aleron's Internet access and managed modem service.

Acquisition of Global Access

        In September 2004, the Company issued 185 shares of Series L preferred stock to the shareholders of Global Access Telecommunications, Inc. ("Global Access") in exchange for the majority of the assets of Global Access. The Series L preferred stock was convertible into approximately 0.3 million shares of the Company's common stock and converted into common stock in connection with the Equity Conversion. The estimated fair market value for the Series L preferred stock was determined by using the price per share of the Company's Series J preferred stock. Global Access was headquartered in Frankfurt, Germany and provided Internet access and other data services in Germany.

Merger with UFO Group, Inc.

        In August 2004, a subsidiary of the Company merged with UFO Group, Inc. ("UFO Group"). The Company issued 2,600 shares of Series K preferred stock in exchange for the outstanding shares of UFO Group. The Series K preferred stock was convertible into approximately 0.8 million shares of the Company's common stock and converted into common stock in connection with the Equity Conversion. The estimated fair market value for the Series K preferred stock was determined by using the price per share of the Company's Series J preferred stock.

Merger with Symposium Omega

        In March 2004, Symposium Omega, Inc., ("Omega") a Delaware corporation and related party, merged with a subsidiary of the Company (Note 12). Prior to the merger, Omega had raised approximately $19.5 million in cash in a private equity transaction with certain existing investors in the Company and acquired the rights to a German fiber optic network. The German fiber optic network had no customers, employees or associated revenues. The Company issued 3,891 shares of Series J preferred stock to the shareholders of Omega in exchange for all of the outstanding common stock of Omega. The Series J preferred stock was convertible into approximately 6.0 million shares of the Company's common stock and converted into common stock in connection with the Equity Conversion.

Merger with Symposium Gamma, Inc. and Acquisition of Firstmark Communications Participations S.à r.l. and Subsidiaries ("Firstmark")

        In January 2004, a subsidiary of the Company merged with Symposium Gamma, Inc. ("Gamma"). Immediately prior to the merger, Gamma had raised $2.5 million through the sale of its common stock in a private equity transaction with certain existing investors in the Company and new investors and in January 2004, acquired Firstmark for 1 euro. The merger expanded the Company's network into Western Europe. Under the merger agreement all of the issued and outstanding shares of Gamma common stock were converted into 2,575 shares of the Company's Series I preferred stock. The Series I preferred stock was convertible into approximately 0.8 million shares of the Company's common stock and converted into common stock in connection with the Equity Conversion. In 2004, Firstmark changed its name to Cogent Europe S.à r.l ("Cogent Europe").

Note D: Stockholders Equity

        In June 2003, the Company's board of directors and shareholders approved an amended and restated charter that eliminated the reference to the Company's Series A, B, C, D, and E preferred stock ("Existing Preferred Stock"). In March 2005, the Company's board of directors and shareholders approved an amended and restated charter that increased the number of authorized shares of the Company's common stock to 75.0 million shares and designated 10,000 shares of undesignated preferred stock.

        On July 31, 2003 and in connection with the Company' restructuring of its debt with Cisco Capital, all of the Company's Existing Preferred Stock was converted into approximately 0.5 million shares of common stock. At the same time the Company issued 11,000 shares of Series F preferred stock to Cisco Capital under the Exchange Agreement and issued 41,030 shares of Series G preferred stock for gross proceeds of $41.0 million to the Investors under the Purchase Agreement.

        In January 2004, Symposium Gamma Inc. ("Gamma") merged with a subsidiary of the Company. Under the merger agreement, all of the issued and outstanding shares of Gamma common stock were converted into 2,575 shares of the Company's Series I preferred stock and the Company became Gamma and Cogent Europe's sole shareholder.

        On March 30, 2004, Symposium Omega, Inc., ("Omega") merged with a subsidiary of the Company. Prior to the merger Omega had raised approximately $19.5 million in cash and acquired the rights to acquire a German fiber optic network. The Company issued 3,891 shares of Series J preferred stock to the shareholders of Omega in exchange for all of the outstanding common stock of Omega.

        On August 12, 2004, UFO Group, Inc., ("UFO Group") merged with a subsidiary of the Company. Prior to the merger UFO Group had raised net cash of approximately $2.1 million and acquired the rights to acquire the majority of the assets of Unlimited Fiber Optics, Inc. The Company issued 2,600 shares of Series K preferred stock to the shareholders of UFO Group in exchange for all of the outstanding common stock of UFO Group.

        On September 15, 2004, the Company issued 185 shares of Series L preferred stock to the shareholders of Global Access Telecommunications Inc. ("Global Access") in exchange for the majority of the assets of Global Access.

        On October 26, 2004, the Company merged with Cogent Potomac, Inc. ("Potomac"). The Company issued 3,700 shares of Series M preferred stock in exchange for all of the outstanding common shares of Potomac. Prior to the merger, Potomac had acquired the majority of the assets of Aleron Broadband Services LLC ("Aleron").

        Each share of the Series F preferred stock, Series G preferred stock, Series H preferred stock, Series I preferred stock, Series J preferred stock, Series K preferred stock, Series L preferred stock and Series M preferred stock (collectively, the "New Preferred") may be converted into shares of common stock at the election of its holder at any time. The Series F, Series G, Series I, Series J, Series K, Series L and Series M preferred stock were convertible into 3.4 million, 12.7 million, 0.8 million, 6.0 million, 0.8 million, 0.3 million and 5.7 million shares of the Company's common stock, respectively. In March 2005, the New Preferred was converted into voting common stock. The liquidation preferences on the New Preferred were also eliminated.

Dividends

        Cogent's Cisco credit facility and the Company's line of credit prohibit the Company from paying cash dividends and restricts the Company's ability to make other distributions to its stockholders.

Beneficial Conversion Charges

        Beneficial conversion charges of $2.5 million, $19.5 million, $2.6 million, $0.9 million and $18.5 million were recorded on January 5, 2004, March 30, 2004, August 12, 2004, September 15, 2004, and October 26, 2004 respectively, since the price per common share at which the Series I, Series J, Series K, Series L and Series M preferred stock converts into were less than the quoted trading price of the Company's common stock on that date.

Note E: Deferred Compensation Charges—Stock Options and Restricted Stock

        In September 2003, the Compensation Committee (the "Committee") of the board of directors adopted and the stockholders approved, the Company's 2003 Incentive Award Plan (the "Award Plan"). The Award Plan reserved 54,001 shares of Series H preferred stock for issuance under the Award Plan. In September 2003, the Company offered its employees the opportunity to exchange eligible outstanding stock options and certain common stock for restricted shares of Series H preferred stock under the Award Plan. In 2004, the Company's board of directors and shareholders approved the Company's 2004 Incentive Award Plan that increased the shares of Series H preferred stock available for grant as either restricted shares or options for restricted shares under the Award Plan from 54,001 to 84,001 shares. In July 2004, the Company began granting options for Series H preferred stock. Each share of Series H preferred stock and each option for Series H preferred stock was convertible into approximately 38 shares of common stock and were converted in connection with the Equity Conversion. The Series H preferred shares were valued using the trading price of the Company's common stock on the grant date. For restricted shares granted under the offer to exchange, the vesting period was 27% upon grant with the remaining shares vesting ratably over a three year period and for share and options grants to newly hired employees; the shares generally vest 25% after one year with the remaining shares vesting ratably over three years.

        The Company recorded a deferred compensation charge of approximately $14.3 million in the fourth quarter of 2001 related to options granted at exercise prices below the estimated fair market value of the Company's common stock on the date of grant. The deferred compensation charge was amortized over the vesting period of the related options which was generally four years. In connection with the October 2003 offer to exchange and granting of Series H preferred stock the remaining $3.2 million unamortized balance of deferred compensation is now amortized over the vesting period of the Series H preferred stock.

        In July 2004, the Company began granting options for Series H preferred stock, 17,500 of which were granted with an exercise price below the trading price of the Company's common stock on grant date. These option grants resulted in additional deferred compensation of $4.7 million recorded during the third quarter of 2004. Deferred compensation for these option grants was determined by multiplying the difference between the exercise price and the market value of the Series H preferred stock on grant date times the number of options granted and is being amortized over the service period.

        Under the offer to exchange, the Company recorded a deferred compensation charge of approximately $46.1 million in the fourth quarter of 2003. The Company has also granted additional shares of Series H preferred to its new employees resulting in an additional deferred compensation. For grants of restricted stock, when an employee terminates prior to full vesting, the total remaining deferred compensation charge is reduced, the employee retains their vested shares and the employees'

unvested shares are returned to the plan. For grants of options for restricted stock, when an employee terminates prior to full vesting, the total remaining deferred compensation charge is reduced, previously recorded deferred compensation is reversed and the employee may elect to exercise their vested options for a period of ninety days and any of the employees' unvested options are returned to the plan. Deferred compensation for the granting of Series H preferred restricted shares was determined using the trading price of the Company's common stock on the grant date.

        The amortization of deferred compensation expense related to stock options and restricted stock was approximately $18.7 million for the year ended December 31, 2003 and $12.3 million for the year ended December 31, 2004.

Schedule II

COGENT COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charged to Costs and Expenses(a)	Acquisitions	Deductions	Balance at End of Period
Allowance for doubtful accounts (deducted from accounts receivable), (in thousands)
Year ended December 31, 2002	$112	$3,887	$2,863	$4,839	$2,023
Year ended December 31, 2003	$2,023	$5,165	$125	$4,445	$2,868
Year ended December 31, 2004	$2,868	$4,406	$2,247	$6,292	$3,229
Allowance for Credits (deducted from accounts receivable), (in thousands)
Year ended December 31, 2002	$—	$200	$—	$—	$200
Year ended December 31, 2003	$200	$—	$—	$50	$150
Year ended December 31, 2004	$150	$140	$—	$140	$150
Allowance for Unfulfilled Purchase Obligations (deducted from accounts receivable), (in thousands)
Year ended December 31, 2002	$—	$2,038	$—	$2,023	$15
Year ended December 31, 2003	$15	$1,317	$—	$1,015	$317
Year ended December 31, 2004	$317	$537	$1,254	$1,944	$164
Restructuring accrual), (in thousands)
Year ended December 31, 2004	$—	$1,821	$—	$345	$1,476

(a)
Bad debt expense, net of recoveries, was approximately $3.2 million for the year ended December 31, 2002 and $3.9 million for the year ended December 31, 2003 and $4.0 million for the year ended December 31, 2004.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
The Offering
Risk Factors
Summary Consolidated Financial and Other Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
COMMON STOCK PRICE RANGE
DIVIDEND POLICY
CAPITALIZATION
DILUTION
UNAUDITED CONDENSED PRO FORMA BALANCE SHEET
Unaudited Condensed Pro Forma Balance Sheet As of December 31, 2004 (dollars in thousands)
Notes to the Unaudited Condensed Pro Forma Balance Sheet
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
Index to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2004 (IN THOUSANDS, EXCEPT SHARE DATA)
COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002, DECEMBER 31, 2003 AND DECEMBER 31, 2004 (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2002 DECEMBER 31, 2003 AND DECEMBER 31, 2004 (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Continued) FOR THE YEARS ENDED DECEMBER 31, 2002 DECEMBER 31, 2003 AND DECEMBER 31, 2004 (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Continued) FOR THE YEARS ENDED DECEMBER 31, 2002 DECEMBER 31, 2003 AND DECEMBER 31, 2004 (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2002, DECEMBER 31, 2003 AND DECEMBER 31, 2004 (IN THOUSANDS)
COGENT COMMUNICATIONS GROUP, INC., AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002, 2003, and 2004
OUTSTANDING AND EXERCISABLE BY PRICE RANGE—2000 PLAN As of December 31, 2004
OUTSTANDING AND EXERCISABLE BY PRICE RANGE—2004 PLAN As of December 31, 2004
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FIRSTMARK COMMUNICATIONS PARTICIPATIONS S.À R.L. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002 (EXPRESSED IN THOUSANDS OF EUROS)
FIRSTMARK COMMUNICATIONS PARTICIPATIONS S.À R.L. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002 (EXPRESSED IN THOUSANDS OF EUROS)
FIRSTMARK COMMUNICATIONS PARTICIPATIONS S.À R.L. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002 (EXPRESSED IN THOUSANDS OF EUROS)
FIRSTMARK COMMUNICATIONS PARTICIPATIONS S.À R.L. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2003 AND 2002 (EXPRESSED IN THOUSANDS OF EUROS EXCEPT NUMBER OF SHARES)
FIRSTMARK COMMUNICATIONS PARTICIPATIONS S.À R.L. AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002 (EXPRESSED IN THOUSANDS OF EUROS)
FIRSTMARK COMMUNICATIONS PARTICIPATIONS S.À R.L. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15.
  Item 16. Exhibits and Financial Statement Schedule
  Item 17. Undertakings
Signatures
Report of Independent Registered Public Accounting Firm
  Schedule I
Cogent Communications Group, Inc. Condensed Financial Information of Registrant (Parent Company Only) Condensed Balance Sheets As of December 31, 2003 and December 31, 2004 (in thousands, except share data)
Cogent Communications Group, Inc. Condensed Financial Information of Registrant (Parent Company Only) Condensed Statement of Operations For the Years Ended December 31, 2003 and 2004 (in thousands)
Cogent Communications Group, Inc. Condensed Financial Information of Registrant (Parent Company Only) Condensed Statement of Cash Flows For the Years Ended December 31, 2003 and 2004 (in thousands)
COGENT COMMUNICATIONS GROUP, INC. CONDENSED FINANCIAL INFORMATION OF REGISTRANT (Parent Company Only) AS OF DECEMBER 31, 2003 AND DECEMBER 31, 2004
  Schedule II
COGENT COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES VALUATION AND QUALIFYING ACCOUNTS